Exhibit 2.1
EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and between

KLEE PHARMACEUTICALS, INC.,

DEFIANTE FARMACÊUTICA, S.A.

and

SIGMA-TAU FINANZIARIA S.P.A.,
(solely for the purpose of Section 6.4, Section 7.8(a), Section 7.8(e) and Section 12.17),
on the one hand,

and

ENZON PHARMACEUTICALS, INC.,
on the other hand

dated as of

November 9, 2009

TABLE OF CONTENTS

Page
ARTICLE I

DEFINITIONS AND INTERPRETATIONS

Section 1.1	Definitions	1
Section 1.2	Interpretation	16

ARTICLE II

SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

Section 2.1	Sale and Transfer of Assets	16
Section 2.2	Excluded Assets	21
Section 2.3	Assumed Liabilities	22
Section 2.4	Excluded Liabilities	24

ARTICLE III

PURCHASE PRICE; ADJUSTMENTS; MILESTONES; ROYALTIES

ARTICLE IV

THE CLOSING

Section 4.1	The Closing	32
Section 4.2	Deliveries by the Seller	32
Section 4.3	Deliveries by the Purchasing Parties	33

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Section 5.1	Existence	34
Section 5.2	Authorization	34
Section 5.3	Binding Agreement	34
Section 5.4	No Conflicts	34
Section 5.5	Governmental Approvals; Consent	35
Section 5.6	Financial Statements	35

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ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PURCHASING PARTIES

ARTICLE VII

COVENANTS

Section 7.1	Interim Operations of the Business	51
Section 7.2	Investigation of Business	53
Section 7.3	Confidentiality	53

ARTICLE VIII

TRANSFERRED EMPLOYEES

Section 8.1	Hiring of Employees	69
Section 8.2	Employee Benefit Plans	70

ARTICLE IX

CONDITIONS

Section 9.1	Conditions to Each Party's Obligation to Effect the Closing	72
Section 9.2	Conditions to Obligations of the Purchasing Parties to Effect the Closing	73
Section 9.3	Conditions to Obligations of the Seller to Effect the Closing	73

ARTICLE X

TERMINATION

Section 10.1	Termination	73
Section 10.2	Termination Fee	75
Section 10.3	Reverse Termination Fee	76
Section 10.4	Sole Remedy	76

Section 10.5	Effect of Termination	76

ARTICLE XI

INDEMNIFICATION

ARTICLE XII

MISCELLANEOUS

EXHIBITS

EXHIBIT A	Form of Instrument of Assignment and Bill of Sale
EXHIBIT B	Form of Special Warranty Deed
EXHIBIT C	Form of Trademark Assignment
EXHIBIT D	Form of Patent Assignment
EXHIBIT E	Form of Assumption Agreement
EXHIBIT F	Form of Transition Services Agreement
EXHIBIT G	Form of License Agreement
EXHIBIT H	Commitment Letter
EXHIBIT I	Molecular Structure of SC Linker
EXHIBIT J	Molecular Structure of SS Linker

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SCHEDULES

SCHEDULE 1.1(a)	Knowledge of the Purchasing Parties
SCHEDULE 1.1(b)	Knowledge of the Seller
SCHEDULE 2.1(a)(ii)	Personal Property Leases
SCHEDULE 2.1(a)(v)	Software
SCHEDULE 2.1(b)(i)(1)(A)	Intellectual Property
SCHEDULE 2.2(g)	Names and Logos
SCHEDULE 2.2(k)	Other Assets
SCHEDULE 3.2(a)	Form of Preliminary Working Capital Schedule
SCHEDULE 3.4(a)	Form of Closing Working Capital Schedule
SCHEDULE 5.4	No Conflicts
SCHEDULE 5.5	Consents
SCHEDULE 5.8(a)	Machinery
SCHEDULE 5.8(c)	Owned Real Property
SCHEDULE 5.9(a)	Material Agreements
SCHEDULE 5.10	Litigation
SCHEDULE 5.12(a)	Enzon Benefit Plans
SCHEDULE 5.12(d)	Certain Payments
SCHEDULE 5.13(e)	Environmental Permits
SCHEDULE 5.15(f)	Nondisclosure Agreements for Employees
SCHEDULE 5.16	Tax Matters
SCHEDULE 5.19	Regulatory Matters
SCHEDULE 5.21	Brokers and Finders
SCHEDULE 5.22	Certain Business Matters
SCHEDULE 5.24	Insurance
SCHEDULE 5.25	Accounts Receivable and Accounts Payable
SCHEDULE 5.26	Inventory
SCHEDULE 7.1	Interim Operations of the Business
SCHEDULE 7.17(a)	Shared Contracts
SCHEDULE 7.17(b)	Shared Contracts to Assign
SCHEDULE 7.25	Supplemental Information
SCHEDULE 8.2(b)	Specified Benefits
SCHEDULE 11.2	Specified Indemnification Matters

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of November 9, 2009 (this "Agreement"), by and between Klee Pharmaceuticals, Inc., a Delaware corporation ("Klee"), Defiante Farmacêutica, S.A., a company organized under the laws of Portugal ("Defiante" and, together with Klee, the "Purchasing Parties"), and Sigma-Tau Finanziaria S.p.A., an Italian corporation (solely for the purpose of Section 6.4, Section 7.8(a), Section 7.8(e) and Section 12.17) ("Sigma-Tau"), on the one hand, and Enzon Pharmaceuticals, Inc., a Delaware corporation (the "Seller"), on the other hand.  Klee, Defiante and the Seller are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

W I T N E S S E T H:

WHEREAS, the Seller is engaged in the Business (as defined herein);

WHEREAS, the Purchasing Parties desire to purchase from the Seller, and the Seller desires to sell to the Purchasing Parties, the Assets (as defined herein), and in connection therewith, the Purchasing Parties desire to assume the Assumed Liabilities (as defined herein), all on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of the Seller and the Purchasing Parties deem it advisable and in the best interests of their respective stockholders that the Parties consummate the Transactions (as defined herein), upon the terms and subject to the conditions provided for herein;

WHEREAS, the Board of Directors of the Seller has resolved to recommend to its stockholders the approval of the Transactions, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, as additional inducement for the Seller to enter into this Agreement, Sigma-Tau desires to assume certain obligations and guarantee the performance of certain of the duties and obligations of the Purchasing Parties, in each case as explicitly set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, Sigma Tau, the Purchasing Parties and the Seller hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATIONS

Section 1.1       Definitions.  For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

"Accounts Payable" shall mean all notes and accounts payable of the Business.

"Accounts Receivable" shall mean all notes and accounts receivable of the Business.

"Accrued Employee Compensation, Benefits and Other Liabilities" shall mean the value of the accrued employee compensation, benefits and other employee-related liabilities relating to the Transferred Employees as of the Closing.

"Affiliate" or "Affiliates" shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

"Agreement" or "this Agreement" shall have the meaning set forth in the Preamble and shall include the Exhibits and Schedules hereto.

"Allocation Schedule" shall have the meaning set forth in Section 3.5.

"Ancillary Agreements" shall mean the Assumption Agreement, the Transition Services Agreement, the License Agreement, the Trademark Assignment and the Patent Assignment.

"Applicable Efforts" shall mean, with respect to any Party, the continuous and diligent efforts and commitment of resources of a degree and kind in accordance with such Party's reasonable business, legal, medical and scientific judgment that are consistent with the efforts and resources such Party and its Affiliates use, and have in the past used, for other pharmaceutical products owned by them or to which they have similar rights and that are of similar potential and at a similar stage in their lifecycle, taking into account the competitiveness of the marketplace, the regulatory structure involved and other relevant factors.

"Assets" shall mean all of the assets, properties, contractual rights, goodwill, going concern value, rights and claims of the Seller of the Business, wherever situated and of whatever kind and nature, real or personal, tangible or intangible, whether or not reflected on the books and records of Seller (in each case other than the Excluded Assets), including the Manufacturing Assets and the Non-Manufacturing Assets.

"Assumed Contracts" shall have the meaning set forth in Section 2.1(b)(iii).

"Assumed Liabilities" shall have the meaning set forth in Section 2.3(b).

"Assumption Agreement" shall have the meaning set forth in Section 4.2(d).

"Balance Sheet" shall mean the most recent balance sheet of the Business included in the Financial Statements.

"Baseline Amount" shall mean, with respect to a particular territory, the Net Receipts in respect of the Products during 2009 in such territory, as determined in good faith by the Seller and the Purchasing Parties not later than 30 days after the Closing Date.

"BLA" means a biologics license application in respect of any of the Products.

"Books and Records" shall have the meaning set forth in Section 2.1(b)(ii).

"Business" shall mean the business of the Seller as of the date of this Agreement and as of the Closing Date that, directly or indirectly, (a) manufactures, markets and sells the Products and (b) provides contract pharmaceutical manufacturing services, excluding, in each case, the Seller's PEGylation capabilities and assets, including Intellectual Property and Know-How related to such PEGylation capabilities (other than as specifically applied to the Products and licensed under the License Agreement).

"Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York, Lisbon, Portugal or Rome, Italy are closed generally.

"Business Employees" shall mean those employees of the Seller who are engaged in the Business.

"Cap" shall have the meaning set forth in Section 11.2(b)(ii).

"Cash Purchase Price" shall have the meaning set forth in Section 3.1.

"Change of Recommendation" has the meaning set forth in Section 7.20(c).

"Claim Notice" shall have the meaning set forth in Section 11.4(a).

"Closing" shall have the meaning set forth in Section 4.1.

"Closing Date" shall have the meaning set forth in Section 4.1.

"Closing Working Capital" shall have the meaning set forth in Section 3.4(a).

"Closing Working Capital Schedule" shall have the meaning set forth in Section 3.4(a).

"COBRA" shall mean continuation coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and codified at 29 U.S.C. §§ 1161-1169, and Code § 4980B, and any regulations or proposed regulations issued pursuant thereto.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Commercial Know-How" shall mean Know-How of a commercial nature solely to the extent used by the Seller in connection with the operation of the Business, including confidential and proprietary customer lists, financial data and marketing material, but excluding (a) all Intellectual Property and (b) all Know-How, in each case, related to process development, whether or not used in connection with the Business.

"Commitment Letter" shall have the meaning set forth in Section 6.4.

"Competing Business" shall have the meaning set forth in Section 7.5(a)(i)(4).

"Competing Proposal" shall mean any written bona fide proposal (other than a proposal or offer by the Purchasing Parties or any of their Affiliates) for (a) a merger or business combination with the Seller; (b) the acquisition by any Person (other than the Purchasing Parties or any of their Affiliates) of 25% or more of the Assets; or (c) the acquisition by any Person (other than the Purchasing Parties or any of their Affiliates) of 25% or more of the outstanding Seller Common Stock.  Notwithstanding the foregoing, a "Competing Proposal" shall not include any acquisition, sale or analogous transaction for the Seller's research and development business, or any proposal with respect thereto.

"Confidentiality Agreement" shall have the meaning set forth in Section 7.3.

"Consents" shall have the meaning set forth in Section 5.5.

"Contracts" shall mean all commitments, contracts, agreements, purchase orders, sales orders and other legally binding arrangements, written or oral, in each case with all amendments, waivers or other changes thereto, to which the Seller is a party, by which the Seller is bound or to which the Assets are subject, in each case, and subject to Section 7.17, relating exclusively to the Business or the Assets and in each case including all rights to receive payment, goods or services and to assert claims and take other actions thereunder (but in any case excluding the Enzon Benefit Plans).

"Copyrights" shall mean copyrights, copyrightable subject matter and all registrations and applications to register the same.

"Current Assets" shall have the meaning set forth in Section 3.2(a).

"Current Liabilities" shall have the meaning set forth in Section 3.2(a).

"Data Room" shall mean the electronic data room posted by the Seller at https://services.intralinks.com as in effect at 11:59 p.m., Eastern time, on November 6, 2009, comprising the correspondence, contracts, agreements, licenses, documents and other information made available to the Purchasing Parties and their Representatives.

"Deductible" shall have the meaning set forth in Section 11.2(b)(i).

"Defiante" shall have the meaning set forth in the Preamble.

"Defiante Financial Statements" has the meaning set forth in Section 6.11(a).

"Deed" shall have the meaning set forth in Section 4.2(b).

"DOJ" shall mean the Antitrust Division of the United States Department of Justice.

"EMEA" means the European Medicines Agency.

"EMEA Approval" shall mean, in respect of a pharmaceutical product, any and all marketing authorization approvals granted by the EMEA, or the expiration of any applicable mandatory waiting periods that are in lieu of such approvals, necessary to commercialize such product in the countries governed by the EMEA.

"Encumbrance" shall mean (a) any easements, licenses, covenants, rights-of-way and other similar restrictions, including any other agreements or restrictions to which the Owned Real Property is subject, which would be shown by a current title report or other similar report or listing; (b) any conditions on the Owned Real Property that may be shown by a current survey, title report or physical inspection; (c) any zoning, building and other similar restrictions to which the Owned Real Property is subject; and (d) the terms of the Personal Property Leases and Liens of the lessor(s) thereunder against the Owned Real Property for sums not yet due and payable.

"Environmental Claim" or "Environmental Claims" shall mean any claim, action, cause of action, investigation or written notice by any Person alleging actual or potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorney's fees or penalties relating to (a) the presence, or release into the environment, of any Hazardous Materials at the Facility, now or in the past, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

"Environmental Law" or "Environmental Laws" shall mean each federal, state, local and foreign law and regulation relating to pollution, protection or preservation of human health or the environment including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources, and including each law and regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacturing, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Hazardous Materials, or the preservation of the environment or mitigation of adverse effects thereon and each law and regulation with regard to record keeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

"Enzon 401(k) Plan" shall mean the Enzon Pharmaceuticals Savings and Investment Plan.

"Enzon Benefit Plans" shall have the meaning set forth in Section 5.12(a).

"Enzon Mark and Logo" shall have the meaning set forth in Section 2.2(g).

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" shall mean any trade or business, whether or not incorporated, that together with the Seller would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Excluded Assets" shall mean have the meaning set forth in Section 2.2.

"Excluded Liabilities" shall have the meaning set forth in Section 2.4.

"Facility" shall mean the manufacturing and related facilities of the Seller located on the Owned Real Property.

"FDA" means the United States Food and Drug Administration and any successor thereto.

"FDA Approval" shall mean, in respect of a pharmaceutical product, any and all approvals or supplemental approvals, licenses, registrations or authorizations or the expiration of any mandatory waiting periods of the FDA necessary to commercialize such product in the United States (including any supplemental approvals pursuant to 21 C.F.R. § 314.70).

"Financial Statements" shall have the meaning set forth in Section 5.6.

"Financing" shall have the meaning set forth in Section 6.4.

"Flex Plan" shall have the meaning set forth in Section 8.2(d).

"Form 8594" shall have the meaning set forth in Section 3.5.

"FTC" shall mean the United States Federal Trade Commission.

"Fundamental Representations" shall have the meaning set forth in Section 11.1.

"GAAP" shall mean United States generally accepted accounting principles, as in effect from time to time.

"Governmental Entity" shall mean a foreign, federal, state or local government, court, arbitral tribunal, administrative agency or commission or other foreign, federal, state or local governmental or regulatory authority or agency.

"Gross Sales" means the gross amounts actually invoiced by the Purchasing Parties and their Affiliates, or the Seller and its Affiliates, as applicable, in respect of the Products.

"Hazardous Materials" shall mean chemicals; pollutants; contaminants; wastes; toxic or hazardous substances, materials and wastes; and other substances regulated under the terms of similar import pursuant to Environmental Law, including petroleum and petroleum products; natural gas liquids; asbestos and asbestos-containing materials; polychlorinated biphenyls; lead and lead-based paints and materials; and radon.

"HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Improvements" shall have the meaning set forth in Section 2.1(a)(i).

"IND" shall mean investigational new drug application numbers IND100687 and IND100594.

"Indemnified Party" shall have the meaning set forth in Section 11.4(a).

"Indemnifying Party" shall have the meaning set forth in Section 11.4(a).

"Independent Accounting Firm" shall have the meaning set forth in Section 3.4(c).

"Instrument of Assignment and Bill of Sale" shall have the meaning set forth in Section 4.2(a).

"Intellectual Property" shall mean all Patents, Trademarks, and Copyrights.

"Inventory" shall have the meaning set forth in Section 2.1(b)(vi).

"Klee" shall have the meaning set forth in the Preamble.

"Know-How" shall mean trade secrets and other confidential and proprietary information.

"Knowledge of the Purchasing Parties" concerning a particular subject, area or aspect of the respective businesses or affairs of the Purchasing Parties, shall mean the actual knowledge of each of those persons set forth on Schedule 1.1(a), in each case after due and reasonable inquiry under the circumstances by each such person.

"Knowledge of the Seller" concerning a particular subject, area or aspect of the Business or affairs of the Seller shall mean the actual knowledge of each of those persons set forth on Schedule 1.1(b), in each case after due and reasonable inquiry under the circumstances by each such person.

"Law" shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Entity, including pharmaceutical and labor laws of any location where the Business is conducted.

"Legal Proceeding" shall mean any action, arbitration, audit, hearing, investigation, litigation, notice, challenge, proceeding or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

"Lender" shall have the meaning set forth in Section 6.4.

"Liabilities" shall mean any and all debts, liabilities and obligations whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

"License Agreement" shall have the meaning set forth in Section 4.2(f).

"Liens" shall mean any and all liens, encumbrances, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever.

For the avoidance of doubt, Liens shall not include licenses of or other grants of rights to use Intellectual Property.

"Lonza" shall mean Lonza Ltd.

"Losses" shall have the meaning set forth in Section 11.3(a).

"Machinery" shall have the meaning set forth in Section 2.1(a)(iii).

"Manufacturing Assets" shall have` the meaning set forth in Section 2.1(a).

"Manufacturing Assets Purchase Price" has the meaning set forth in Section 3.5.

"Material Adverse Effect" shall mean any change, circumstance, event, condition, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of the Business, taken as a whole, or that prevents or materially impairs, or would reasonably be expected to prevent or materially impair, the ability of the Seller to perform its obligations under this Agreement or that prevents or materially impedes, interferes with, hinders or delays, or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay, the consummation of the Transactions, other than any changes, circumstances, events or conditions resulting from: (a) general economic conditions in any of the markets in which the Business operates (provided that the Seller is not disproportionately affected as compared to other participants in the same industry as the Seller); (b) any change in economic conditions or the financial, banking, currency or capital markets in general (provided that the Seller is not disproportionately affected as compared to other participants in the same industry as the Seller); (c) any calamity or other conditions generally affecting the medical or pharmaceutical industry (provided that the Seller is not disproportionately affected as compared to other participants in the same industry as the Seller); (d) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date of this Agreement, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (e) changes in Laws or interpretations thereof affecting the medical or pharmaceutical industry in general (provided that the Seller is not disproportionately affected as compared to other participants of similar size and in the same industry as the Seller); (f) changes in GAAP or interpretations thereof or other accounting principles or requirements (but not any changes made by the Seller to its own accounting rules or procedures, other than as required by such changes in GAAP or interpretations thereof or other accounting principles or requirements); (g) any actions taken, failures to take action, or other changes or events relating to the Seller, in each case to which the Purchasing Parties have consented in writing; (h) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby; or (i) any failure to meet any internal or public projections, forecasts or estimates of earnings or revenues (unless such failure is due to a circumstance that would separately constitute a Material Adverse Effect).

"Material Agreements" shall have the meaning set forth in Section 5.9(a).

"NDA" means a new drug application filed in respect of a Product.

"Net Receipts" shall mean:

(a)        with respect to sales of Product in a particular territory by the Purchasing Parties and their Affiliates and agents or the Seller and its Affiliates and agents, as applicable, Gross Sales for such Product in such territory, less the sum of the following items relating to such sales that are actually given to or taken by, as applicable, the Purchasing Parties and their Affiliates and agents, the Seller and its Affiliates and agents, or third parties that are not agents of the Purchasing Parties and their Affiliates or the Seller and its Affiliates, to the extent such deductions are recognized under and in accordance with GAAP:

(i)      reasonable trade, quantity and cash discounts and rebates;

(ii)     adjustments for price adjustments, billing errors, rejected goods, returns, product recalls and damaged goods (excluding goods damaged while under the control of the Purchasing Parties or their Affiliates or the Seller or its Affiliates, as applicable, or their respective licensees, sub-licensees, or distributors);

(iii)    credits, charge-backs, rebates, reimbursements, and similar payments provided to wholesalers and other distributors, buying groups, health care insurance carriers, pharmacy benefit management companies, health maintenance organizations, other institutions or health care organizations or other customers;

(iv)   rebates or other price reductions provided to any Governmental Entity with respect to any state or federal Medicare, Medicaid or similar programs;

(v)    discounts pursuant to indigent patient programs and patient discount programs, including coupon discounts and co-pay assistance programs;

(vi)    any invoiced charge for freight, insurance, handling, or other transportation costs directly related to delivery of the Products;

(vii)   credits or discounts related to sales promotions that are offered to customers in general, such as trade show discounts and stocking allowances; and

(viii)  tariffs, duties, excise, sales, value-added or other Taxes (other than Taxes based on income that are non-refundable); provided, however, that sales made by the Purchasing Parties to their Affiliates or by the Seller to its Affiliates, as applicable, shall be disregarded for purposes of calculating Net Receipts; and provided, further, that the foregoing deductions shall only be deducted once and only to the extent not otherwise deducted from Gross Sales; plus

(b)        with respect to sales of a Product in a particular territory by a third-party, unaffiliated licensee, sub-licensee or distributor of the Purchasing Parties or the Seller, as applicable, the amount received by the Purchasing Parties or the Seller or their respective Affiliates, as applicable, from such licensee, sub-licensee or distributor.

"Non-Assignable Asset" shall have the meaning set forth in Section 7.11(b).

"Non-Manufacturing Assets" shall have the meaning set forth in Section 2.1(b).

"Notice Period" shall have the meaning set forth in Section 11.4(c).

"ODD" shall mean an orphan drug designation in respect of any Product.

"Order" shall mean any award, decision, injunction, judgment, decree, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Entity or by any arbitrator.

"Owned Real Property" shall have the meaning set forth in Section 2.1(a)(i).

"Party" or "Parties" shall have the meaning set forth in the Preamble.

"Patent Assignment" shall have the meaning set forth in Section 4.2(c).

"Patents" shall mean issued patents and pending patent applications, patent disclosures, and any and all related divisionals, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof.

"Permits" shall have the meaning set forth in Section 2.1(a)(vii).

"Permitted Exception" shall mean the following exceptions and encumbrances to title insurance coverage relating to the Owned Real Property: (a) all exceptions to title insurance coverage that customarily or of necessity are not or cannot be removed (such as rights or instruments that are recorded against the Owned Real Property or any part thereof); (b) general and special real property taxes and assessments for the current fiscal year which are not yet due and payable; (c) all exceptions to title insurance coverage that Klee agrees in writing to accept; (d) matters that are the obligations of tenants, subtenants or other occupants of any portion of the Owned Real Property under any lease, sublease, license or other occupancy agreement; (e) all title exceptions caused or created (whether directly or indirectly) by Klee or Representatives of Klee; and (f) all Encumbrances and other imperfections of title that individually or in the aggregate do not materially affect the use and continued operation of the assets to which they relate.

"Permitted Liens" shall mean (a) Liens for Taxes not yet due and payable, or, if due, (i) not delinquent or (ii) being contested in good faith by appropriate proceedings, during which collection or enforcement against the property is stayed, and with respect to which reasonable reserves have been established in accordance with GAAP; (b) any mechanics', workmen's, repairmen's, warehousemen's, carriers' or other like Liens arising or incurred in the ordinary course of business and securing obligations which are not yet due or are being contested in good faith; (c) any title retention or security interests under conditional sales contracts, and equipment leases with third parties entered into in the ordinary course of business; (d) any Liens relating to purchase money obligations; (e) any Lien securing indebtedness that is incurred by the Purchasing Parties; and (g) any Lien arising or resulting from any action taken by the Purchasing Parties.

"Person" shall mean a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

"Personal Property Leases" shall have the meaning set forth in Section 2.1(a)(ii).

"Pre-Closing Period" shall have the meaning set forth in Section 5.16(b).

"Preliminary Working Capital" shall have the meaning set forth in Section 3.2(a).

"Preliminary Working Capital Schedule" shall have the meaning set forth in Section 3.2(a).

"Prepaid Expenses and Other Current Assets" shall have the meaning set forth in Section 2.1(a)(ix).

"Product Data" shall mean (a) all data, information and methods associated at any time with the Products and its ingredients but not found in the Regulatory Approvals or Regulatory Documentation, (b) all data and methods associated with testing of the Products and its ingredients but not found in the Regulatory Approvals or Regulatory Documentation, (c) all formulations of the Products used in the manufacture of the Products and (d) all methods of manufacturing used in manufacturing the Products, in each case to the extent owned or controlled by the Seller and relating to the Products, in each case excluding (i) all Intellectual Property and (ii) all Know-How, in each case, related to process development and/or the Seller's PEGylation capabilities.

"Product Events" shall have the meaning set forth in Section 2.3(b)(iii).

"Products" shall mean the pharmaceutical products currently marketed and sold under the names Oncaspar® (and any successor product thereof), Adagen® (and any successor product thereof), DepoCyt® and Abelcet®, and any reformulations of any of the foregoing.

"Proxy Statement" shall have the meaning set forth in Section 7.18(a).

"Purchase Price" shall have the meaning set forth in Section 3.1.

"Purchaser Confidential Information" shall have the meaning set forth in Section 7.5(c)(i).

"Purchaser Indemnitees" shall have the meaning set forth in Section 11.2(a).

"Purchaser Losses" shall have the meaning set forth in Section 11.2(a).

"Purchaser Material Adverse Effect" shall mean any change, circumstance, event, condition, occurrence or development that, individually or in the aggregate, prevents or materially impairs, or would reasonably be expected to prevent or materially impair, the ability of the Purchasing Parties to perform their respective obligations under this Agreement or that prevents or materially impedes, interferes with, hinders or delays the consummation of the Transactions.

"Purchaser Plan" shall have the meaning set forth in Section 8.2(a).

"Purchaser Termination Fee" shall have the meaning set forth in Section 10.3.

"Purchasers' Objection" shall have the meaning set forth in Section 3.4(b).

"Purchasers' Savings Plan" shall have the meaning set forth in Section 8.2(c).

"Purchasing Parties" shall have meaning set forth in the Preamble.

"Qualifying Transaction" shall mean any (a) acquisition of the Seller by merger or business combination transaction; (b) acquisition by any Person (other than the Purchasing Parties or any of their respective Affiliates) of 25% or more of the Assets; or (c) acquisition by any Person (other than the Purchasing Parties or any of their respective Affiliates) of 25% or more of the outstanding Seller Common Stock.  Notwithstanding the foregoing, a "Qualifying Transaction" shall not include any acquisition, sale or analogous transaction for the Seller's research and development business, or any proposal with respect thereto.

"Registration Dossiers" shall mean any and all scientific, technical and manufacturing data and documentation owned or controlled by the Seller that is necessary or otherwise useful to obtain, maintain and renew the Regulatory Approvals and to manufacture and commercialize the Products.

"Regulatory Approval(s)" means any and all approvals, registrations and authorizations held by or for the benefit of the Seller or its Affiliates, as of the Closing Date, from the appropriate Regulatory Authority to market, distribute, use and sell the Products, including:

(a)         all BLAs;

(b)         all INDs;

(c)         all ODDs;

(d)         all NDAs; and

(e)         any equivalent of the foregoing in other jurisdictions.

"Regulatory Authority" shall have the meaning set forth in Section 5.19(a).

"Regulatory Documentation" means (a) registrations and applications for, or other filings or submissions with respect to, the Regulatory Approvals, including reports, data and other written materials filed by the Seller or its agent as part of or referenced in, the Regulatory Approvals, and the Seller's risk management plan (or any other risk management plan owned by the Seller) with respect to the Products, (b) any other filings or submissions with respect to the Products made with any Governmental Entity or Regulatory Authority, (c) compliance documentation, including complaint history, compliance history (including any field alerts, market withdrawals and recalls), pharmacovigilance, requests for additional scientific information with respect to the Products, manufacturing change controls, process/lab investigations, stability protocols and test data and product development packages, (d) all annual reports delivered by the Seller to the applicable Regulatory Authority(ies) in respect of the Products, (e) all Registration Dossiers and (f) written communications, and written summaries and minutes of other communications, with the FDA or other Governmental Entities or Regulatory Authorities to the extent relating to the Products, in each case owned or controlled by the Seller.

"Related Persons" shall have the meaning set forth in Section 10.4.

"Representatives" shall mean a Person's Affiliates, directors, managers, officers, employees, agents, consultants, advisors or other representatives, including legal counsel, accountants and financial advisors.

"Requisite Stockholder Approval" shall have the meaning set forth in Section 5.20.

"Scientific and Regulatory Material" shall mean all technical, scientific, chemical, biological, pharmacological, toxicological, regulatory and clinical trial materials, filings, registrations and information related to the Products owned or controlled by the Seller.

"SC Oncaspar®" shall mean a PEGylated L-Asparaginase manufactured with (a) the bulk native L-Asparaginase obtained from Lonza or any alternate source determined by any of the Purchasing Parties and (b) the Succinyl-Carbamate linker having the molecular structure set forth on Exhibit I.

"SEC" shall mean the Securities and Exchange Commission.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Seller" shall have the meaning set forth in the Preamble.

"Seller Common Stock" shall mean the common stock, par value $0.01 per share, of the Seller.

"Seller Confidential Information" shall have the meaning set forth in Section 7.5(c)(ii).

"Seller Indemnitees" shall have the meaning set forth in Section 11.3(a).

"Seller Losses" shall have the meaning set forth in Section 11.3(a).

"Seller Recommendation" shall have the meaning set forth in Section 7.19.

"Seller Termination Fee" shall have the meaning set forth in Section 10.2.

"Shared Contracts" shall have the meaning set forth in Section 7.17(a).

"Sigma-Tau" shall have the meaning set forth in the Preamble.

"Solvent" shall mean, with respect to any Person, that (a) the property of such Person, at a present fair saleable valuation, exceeds the sum of its liabilities (including contingent and unliquidated liabilities), (b) the present fair saleable value of the property of such Person exceeds the amount that will be required to pay such Person's probable liabilities as they become absolute and matured and (c) such Person has adequate capital to carry on its business.  In computing the amount of contingent or unliquidated liabilities at any time, such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured liabilities.

"SS Oncaspar®" shall mean a PEGylated L-Asparaginase manufactured with (a) the bulk native L-Asparaginase obtained from Lonza or any alternate source determined by any of the Purchasing Parties and (b) the Succinyl-Succimate linker having the molecular structure set forth on Exhibit J.

"Stockholders' Meeting" shall have the meaning set forth in Section 7.19.

"Straddle Period" shall mean any taxable period beginning before the Closing Date and ending after the Closing Date.

"Superior Proposal" shall mean a Competing Proposal (with "25% or more of the Assets" in the definition of Competing Proposal being replaced by "all or substantially all of the Assets" and "25% or more of the outstanding Seller Common Stock" being replaced by "more than 50% of the outstanding Seller Common Stock") made by any Person on terms that the Board of Directors of the Seller determines in good faith, after consultation with its financial and legal advisors, and considering such factors as the Board of Directors of the Seller considers to be appropriate, are more favorable from a financial point of view to the Seller and/or its stockholders than the Transactions.

"Superior Proposal Agreement" shall have the meaning set forth in Section 7.20(c).

"Survey" shall have the meaning set forth in Section 7.27(a)(ii).

"Target Amount" shall mean $17,938,000.

"Tax" or "Taxes" shall mean all taxes, charges, fees, duties, levies, penalties or other assessments or governmental charges imposed by any federal, state, local or foreign Governmental Entity, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum estimated, profit, gift, severance, value added, disability, premium, recapture, credit, occupation, service, leasing, employment, stamp and other taxes, and shall include (a) interest, penalties or additions attributable thereto or attributable to any failure to comply with any requirement regarding Tax Returns and (b) any Liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any other Person.

"Tax Contest" shall mean any deficiency, proposed adjustment, adjustment, assessment audit, examination or other administrative or court proceeding, suit, dispute or other claim.

"Tax Refunds" shall have the meaning set forth in Section 2.2(b).

"Tax Return" shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto, and including any amendment thereof.

"Termination Date" shall have the meaning set forth in Section 10.1(b).

"Title Commitment" shall have the meaning set forth in Section 5.16(k).

"Title Company" shall mean Chicago Title Insurance Company.

"Trademark Assignment" shall have the meaning set forth in Section 4.2(c).

"Trademarks" shall mean trademarks, trade dress, service marks, logos, trade names, Internet domain names and all registrations and applications to register the same and the goodwill associated therewith.

"Transactions" shall mean the transactions contemplated by this Agreement.

"Transfer Tax Returns" shall have the meaning set forth in Section 7.7(a).

"Transfer Taxes" shall mean all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gains, gross receipts, registration, conveyance, excise, license, stamp, duties or similar Taxes and fees incurred in connection with or resulting from this Agreement and the Transactions.

"Transferred Employees" shall have the meaning set forth in Section 8.1(a).

"Transferred Intellectual Property" shall have the meaning set forth in Section 2.1(b)(i)(2).

"Transition Services Agreement" shall have the meaning set forth in Section 4.2(e).

"United States" shall mean the fifty states of the United States and its territories and possessions, including Puerto Rico.

"Voluntary Exception" shall mean the following types of Liens, which may encumber all or any portion of the Owned Real Property: (a) violations against any portion of the Owned Real Property, including the improvements thereon; and (b) general and special real property taxes and assessments, including sewer rents or charges, which are due and unpaid.

"Voting Debt" shall mean indebtedness having general voting rights or that is convertible into securities having such rights.

Section 1.2        Interpretation.

(a)         Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation."

(b)         The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(c)         The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(d)         A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

(e)         A reference to any specific legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

ARTICLE II

SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

Section 2.1        Sale and Transfer of Assets.

(a)         Sale and Transfer of Manufacturing-Related Assets.  On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall sell, convey, assign, transfer and deliver to Klee (or if any of such assets, properties and rights are held by one or more Affiliates of the Seller, the Seller shall cause such Affiliate(s) to sell, convey, assign, transfer and deliver to Klee), and Klee shall purchase, acquire, receive and accept from the Seller, free and clear of all Liens (other than Permitted Liens or Permitted

Exceptions, as applicable), all of the Seller's right, title and interest in and to the following Assets (the "Manufacturing Assets"):

(i)     Owned Real Property.  The parcels of real property set forth on Schedule 5.8(c) ("Owned Real Property"), and all of the rights arising out of the ownership thereof or appurtenant thereto, together with all buildings, structures, facilities, fixtures and other improvements thereto, including the Facility (collectively, the "Improvements");

(ii)     Personal Property Leases.  All leases and subleases in respect of tangible personal property (A) located at the Facility or (B) listed on Schedule 2.1(a)(ii), and any rights appurtenant to such leases and subleases (the "Personal Property Leases");

(iii)    Machinery and Equipment.  All machinery, equipment, tools, furniture, furnishings, vehicles, office equipment (including telecommunication equipment), supplies, goods and other tangible items of personal property owned or leased by the Seller and that are (A) located at the Facility, (B) used by the Seller's field salesforce or (C) principally used in the Business (the "Machinery"), in the case of (B) and (C) wherever situated, and including all warranties and guarantees, if any, existing for the benefit of the Seller in connection with the Machinery;

(iv)    Books and Records.  The books and records of the Seller (including all correspondence (including e-mail)) to the extent principally relating to the manufacturing operations of the Business, including (A) books and records relating to the manufacturing-related Commercial Know-How or the business, commercial, financial, manufacturing, human resources (other than the separately maintained medical file) or other information of the manufacturing operations of the Business, regardless of form, including copies of any standard operating procedures that principally apply to the production and/or packaging of the Products, as well as all of the Seller's analytical test methods that principally relate to the Products and validations and quality control thereof, (B) regulatory documents, records and applications related to the Products or the manufacturing operations of the Business, and (C) marketing materials related to the Products and the manufacturing operations of the Business, including tangible assets used in trade shows, but excluding Tax Returns, tax records, work papers and the corporate books and records of the Seller;

(v)    Software.  The software set forth on Schedule 2.1(a)(v);

(vi)    Contracts.  Subject to Section 7.11(b), all rights and interest of the Seller or the applicable Affiliate of the Seller under the manufacturing-related Contracts;

(vii)   Permits.  To the extent transferable and subject to Section 7.11(b), all licenses, permits, certificates of authority, authorizations, approvals, registrations, qualifications, waivers and similar instruments granted or issued by any Governmental Entity ("Permits"), to the extent related to the manufacturing operations of the Business;

(viii)  Inventory.  (A) All raw materials and work in process, (B) all finished pharmaceutical products (excluding the Products) and (C) finished Products intended for sale outside of North America, in each case of the Business, wherever situated;

(ix)    Accounts Receivable.  (A) All Accounts Receivable relating to the contract manufacturing aspect of the Business and (B) all Accounts Receivable relating to Products sold outside of North America;

(x)    Prepaid Expenses and Other Current Assets.  Deposits (including security deposits for electricity or telephone service or otherwise made with respect to the Facility), prepaid expenses and other current assets (other than any prepaid insurance) of the Business reflected on the Balance Sheet and the Closing Working Capital Statement, except those assets that are Excluded Assets ("Prepaid Expenses and Other Current Assets");

(xi)    Insurance Proceeds.  All third party property and casualty insurance proceeds and all claims, causes of actions and other rights to third party property and casualty insurance proceeds, in each case to the extent received or receivable in respect of the Business and, in the case of product Liability insurance proceeds, to the extent that Klee suffered the Liability for such claim or cause of action;

(xii)   Warranties.  All express and implied warranties and indemnities from suppliers of goods or services relating to the Products, and any claims or benefits thereunder relating to the Products (including any Inventory) sold and delivered by Klee following the Closing Date;

(xiii)  Enforcement of Covenants.  All rights that the Seller may have to enforce non-competition, non-solicitation and similar covenants against employees and former employees of the manufacturing operations of the Business following the Closing Date; and

(xiv)  Other Assets.  All other tangible assets at the Facility, except those assets that are Excluded Assets or that have been disposed of in the ordinary course of business since the date of the Financial Statements.

(b)         Sale and Transfer of Non-Manufacturing-Related Assets.  On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall sell, convey, assign, transfer and deliver to Defiante (or if any of such assets, properties and rights are held by one or more Affiliates of the Seller, the Seller shall cause such Affiliate(s) to sell, convey, assign, transfer and deliver to Defiante), and Defiante shall purchase, acquire, receive and accept from the Seller, free and clear of all Liens (other than Permitted Liens), all of the Seller's right, title and interest in and to all Assets other than the Manufacturing Assets, except to extent the same are Excluded Assets (the "Non-Manufacturing Assets"), including the following.

(i)      Intellectual Property.

     (1)         Intellectual Property.  All right, title and interest of the Seller in and to (A) the Intellectual Property set forth on Schedule 2.1(b)(i)(1)(A) and (B) all Product Data;

     (2)         Commercial Know-How.  All right, title and interest of the Seller and its Affiliates in all Commercial Know-How (all of such items in Section 2.1(b)(i)(1)(A) and this Section 2.1(b)(i)(2), the "Transferred Intellectual Property");

(ii)     Books and Records.  The books and records of the Seller (including all correspondence (including e-mail)) to the extent relating principally to the non-manufacturing operations of the Business, including (A) books and records relating to the non-manufacturing-related Commercial Know-How or the business, commercial, financial, manufacturing, human resources (other than the separately maintained medical file) or other information of the non-manufacturing operations of the Business, regardless of form, including copies of any standard operating procedures that principally apply to the production and/or packaging of the Products, as well as all of the Seller's analytical test methods that principally relate to the Products and validations and quality control thereof, (B) regulatory documents, records and applications related to the Products or the non-manufacturing operations of the Business, and (C) marketing materials related to the Products and the non-manufacturing operations of the Business, including tangible assets used in trade shows, but excluding Tax Returns, tax records, work papers and the corporate books and records of the Seller (the foregoing items, together with the items in Section 2.1(a)(iv), the "Books and Records"); provided, however, that the Seller may retain a copy of the Books and Records for legal and accounting archival purposes;

(iii)    Contracts.  Subject to Section 7.11(b), all rights and interest of the Seller or the applicable Affiliate of the Seller under the non-manufacturing-related Contracts (the foregoing Contracts, together with the Contracts in Section 2.1(a)(vi), the "Assumed Contracts");

(iv)    Permits.  To the extent transferable and subject to Section 7.11(b), all Permits relating to non-manufacturing operations of the Business;

(v)     Accounts Receivable.  All Accounts Receivable not purchased and assumed by Klee;

(vi)    Inventory.  All finished products of the Business intended for sale within North America (such products, together with the items set forth in Section 2.1(a)(viii), the "Inventory");

(vii)   Enforcement of Covenants.  All rights that the Seller may have to enforce non-competition, non-solicitation and similar covenants against employees and former employees of the non-manufacturing operations of the Business following the Closing Date;

(viii)  Product-Specific Assets.  All of the Seller's rights existing on the Closing Date and relating to the Products, including: (A) all obtained and in-process Regulatory Approvals and all Regulatory Documentation; (B) any correspondence with the FDA with respect to the Regulatory Approvals; (C) reports relating to the Regulatory Approvals that have been filed by the Seller with the FDA and adverse event reports pertaining to the Products; (D) Scientific and Regulatory Material relating principally to the Products; (E) all post-approval studies and all pre-clinical and clinical data; (F) reprints of all articles published in industry publications that are related to the Products; and (G) any material improvements to the manufacturing process relating to the Products, in each case owned or controlled by the Seller;

(ix)    Causes of Action.  Subject to Section 2.2(k), all of the Seller's rights, claims and causes of action against third parties (whether known or unknown, matured or un-matured, accrued or contingent), to the extent such rights, claims and causes of action relate to the Assets or the Business, other than (A) causes of action arising under this Agreement or the Transactions, or (B) causes of action relating to the Excluded Assets or Excluded Liabilities;

(x)    Insurance Proceeds.  All third party property and casualty insurance proceeds and all claims, causes of actions and other rights to third party property and casualty insurance proceeds, in each case to the extent received or receivable in respect of the Business and, in the case of product Liability insurance proceeds, to the extent that Defiante suffered the Liability for such claim or cause of action;

(xi)    Warranties.  All express and implied warranties and indemnities from suppliers of goods or services relating to the Products, and any claims or benefits thereunder relating to the Products (including any Inventory) sold and delivered by Defiante following the Closing Date;

(xii)   Other Assets.  All other tangible Assets principally related to the Business, except those Assets that are transferred pursuant to Section 2.1(a), are Excluded Assets or that have been disposed of in the ordinary course of business since the date of the Financial Statements;

(xiii)  Telephone Numbers.  The telephone numbers owned by the Seller and used in connection with the Products (such as for adverse event reporting and product ordering), but not the Seller's general telephone numbers or any employee general telephone numbers; and

(xiv)  General Intangibles.  All going concern value, goodwill and other intangible rights and assets (other than with respect to Intellectual Property of the Seller that is not Transferred Intellectual Property) relating to the Business.

After the Closing Date, each Party shall take all action (or shall cause its Affiliates to take all actions) reasonably requested by the other Party to effect the provisions of this Section 2.1.  The Parties agree that certain of the Assets relate to both the Business and the Seller's retained businesses and that the Seller is transferring to the Purchasing Parties only that portion of any such shared Asset that relates to the Business.  With respect to each such shared Asset, notwithstanding any usage of "principally" or "to the extent" in Section 2.1, the Parties shall, promptly after the Closing Date, reasonably cooperate to ensure that the Purchasing Parties obtained that portion of each such shared Asset that relates to the Business and the Seller retains that portion of each such shared Asset that relates to the Seller's retained businesses.

Section 2.2       Excluded Assets.  Notwithstanding any other provisions in this Agreement, it is expressly agreed that the Seller shall retain, and the Purchasing Parties shall not acquire, any right, title and interest in and to the following assets, properties or rights (the "Excluded Assets"):

(a)         Cash and Cash Equivalents; Bank Accounts.  Cash and cash equivalents, including any marketable or other securities, and accrued interest, dividends or other earnings thereon, wherever located, and all bank accounts, deposit and lockbox arrangements and other locations where financial instruments or financial records are maintained by or on behalf of the Business;

(b)         Tax Refunds.  Any refunds, credits or other assets or rights (including interest thereon or claims therefor) with respect to any Taxes (the "Tax Refunds") paid by the Seller or any of its Affiliates, or for which the Seller or its Affiliates are responsible under this Agreement, relating to the Business or the Assets;

(c)         Insurance Policies.  Any insurance policies at any time in effect and any reimbursement for, or other benefit associated with, prepaid insurance, including insurance policies covering events occurring in whole or in part prior to the Closing Date;

(d)         Prepaid Assets.  Any reimbursement for, or other benefit associated with, prepaid assets (including any prepaid insurance) reflected on the Financial Statements that do not relate to the Business;

(e)         Employee Benefit Assets.  Except as expressly provided in Article VIII hereof, the Enzon Benefit Plans and all assets relating to the Enzon Benefit Plans;

(f)         Rights Under Agreements.  Except as expressly provided herein, all rights of the Seller under this Agreement and any other agreements, instruments and certificates delivered in connection with this Agreement, the Ancillary Agreements or the Transactions;

(g)         Names and Logos.  Except as provided in Section 7.14, the name and mark "Enzon" and "Enzon Pharmaceuticals" and any names (including Internet domain names) or marks containing or comprising the name and mark "Enzon" or "Enzon Pharmaceuticals" or related thereto, including any names or marks (including Internet domain names) similar thereto or dilutive or derivative thereof, and the logo depicted on Schedule 2.2(g) and any logos containing or comprising such logo or related thereto, including any logos similar thereto or derivative or dilutive thereof (collectively, the "Enzon Mark and Logo"), and the goodwill associated therewith;

(h)         Capital Stock.  All of the capital stock or equity interests of the Seller or any of its Affiliates;

(i)         Process Development Equipment.  All of the process development equipment located at the Seller's Piscataway, New Jersey facility;

(j)         Other Real Property.  Any and all interests of the Seller or its Affiliates in or to any real property other than the Owned Real Property; and

(k)         Other Assets.  The other assets, properties or rights of the Seller listed on Schedule 2.2(k).

After the Closing Date, the Purchasing Parties shall take all action (or shall cause their Affiliates to take all actions) reasonably requested by the Seller to effect the provisions of this Section 2.2, including the prompt return of any Excluded Assets that are owned by the Seller and are transferred to the Purchasing Parties inadvertently at Closing.

Section 2.3        Assumed Liabilities.

(a)         Klee Assumed Liabilities.  At the Closing, on the terms and subject to the conditions set forth in this Agreement, Klee shall assume and shall pay, perform and discharge when due the following Liabilities existing on or arising after the Closing Date and relating exclusively to the Manufacturing Assets, except to the extent the same are Excluded Liabilities, and no others:

(i)      Liabilities.  All Accounts Payable and other accrued expenses and current liabilities of the Business incurred in the ordinary course of business consistent with past practice;

(ii)      Return Claims.  (A) All Liabilities for the return of any pharmaceutical product (other than the Products) manufactured or processed at the Facility, up to the amount reserved against on the Balance Sheet, and (B) with respect to pharmaceutical products manufactured or processed at the Facility and sold after the Closing, all Liabilities for such returns;

(iii)     Contracts.  All Liabilities arising or to be performed after the Closing under the Assumed Contracts and Permits assumed by Klee, excluding any Liability (A) relating to defaults thereunder occurring on or prior to the Closing Date, (B) arising out of any breach by the Seller of any representation or warranty contained herein or in any such Assumed Contract or (C) that the Seller was obligated to perform or discharge on or prior to the Closing Date;

(iv)    Product Claims.  All Liabilities in respect of a claim by any Person based on use, handling or ingestion of, exposure to or contact with any chemical or substance at any time used or handled at, or distributed from, the Facility (including all Liabilities for personal injury or property damage relating to or arising out of products manufactured or processed at, or other services rendered by the Business at or from, the Facility), on or after the Closing Date but in any case excluding any such Liabilities relating to the Products;

(v)    Environmental Claims.  To the extent such Liabilities relating to Environmental Claims are not Excluded Liabilities, any Liabilities relating to Environmental Claims arising out of the ownership, occupation or operation of the Business, the Facility or the Assets, or conditions created at the Facility, on or after the Closing Date or associated with the release of any Hazardous Materials on or after the Closing Date at, on, under or from the Owned Real Property;

(vi)    Taxes.  All Liabilities for Taxes arising out of the ownership of the Manufacturing Assets that are allocable to Klee pursuant to Section 11.5(b); and

(vii)   Accrued Employee Compensation, Benefits and Other Liabilities.  The amount of Accrued Employee Compensation, Benefits and Other Liabilities.

(b)         Defiante Assumed Liabilities.  At the Closing, on the terms and subject to the conditions set forth in this Agreement, Defiante shall assume and shall pay, perform and discharge when due the following Liabilities existing on or arising after the Closing Date, except to the extent the same are Excluded Liabilities, and no others (collectively with the Liabilities set forth in Section 2.3(a), the "Assumed Liabilities"):

(i)     Liabilities.  To the extent not otherwise assumed by Klee, all Accounts Payable and other accrued expenses and current liabilities of the Business incurred in the ordinary course of business consistent with past practice;

(ii)     Return Claims.  (A) All Liabilities for the return of or payment with respect to any Product manufactured or processed by the Business (including chargebacks and rebates), up to the amount reserved against on the Balance Sheet, and (B) with respect to the Products manufactured or processed by the Business and sold after the Closing, all Liabilities for such returns or payments;

(iii)    Product Claims.  All Liabilities in respect of a claim by any Person based on use, handling or ingestion of, exposure to or contact with any of the Products (including all Liabilities for personal injury or property damage relating to or arising out of the sale of the Products) on or after the Closing Date;

(iv)    Contracts.  All Liabilities arising or to be performed after the Closing under the Assumed Contracts, Permits and Transferred Intellectual Property assumed by Defiante, excluding any Liability (A) relating to defaults thereunder occurring on or prior to the Closing Date, (B) arising out of any breach by the Seller of any representation or warranty contained herein or in any such Assumed Contract or (C) that the Seller was obligated to perform or discharge on or prior to the Closing Date; and

(v)    Taxes.  All Liabilities for Taxes arising out of the ownership of the Non-Manufacturing Assets that are allocable to Defiante pursuant to Section 11.5(b).

To the extent that any Liability appearing on the Closing Working Capital Schedule is not otherwise an Assumed Liability pursuant to this Section 2.3, the Purchasing Parties shall assume and shall pay, perform and discharge when due such Assumed Liability.

Section 2.4        Excluded Liabilities.  It is expressly agreed that the Seller shall retain, and the Purchasing Parties shall not assume or have any obligation to pay, perform or discharge, any Liability of the Seller or its Affiliates other than the Assumed Liabilities (the "Excluded Liabilities"), including the following Liabilities:

(a)         Excluded Assets.  Liabilities arising out of the Excluded Assets;

(b)         Contracts.  All Liabilities with respect to Contracts not assumed by the Purchasing Parties hereunder, and all Liabilities arising out of breaches by or defaults of the Seller or any of its Affiliates under any Assumed Contract;

(c)         Service Liability.  Any Liability of the Business or the Seller (or any of its Affiliates) arising out of or resulting from any services performed by the Seller, its employees, independent contractors or Affiliates (including Liabilities arising out of or resulting from the consummation of the Transactions), including claims made or to be made for injury to a Person, damage to property or other damage (whether made in product or service liability, tort or otherwise), except as may be provided in the Transition Services Agreement;

(d)         Borrowed Money.  All Liabilities for indebtedness (including interest and penalties thereon) for borrowed money;

(e)         Intercompany Liabilities.  All intercompany payables and other Liabilities or obligations of the Business or the Seller due or owing to any Affiliate of the Seller;

(f)         Certain Taxes.  All Liabilities for Taxes arising from the operation of the Business or the Assets that are allocated to the Seller pursuant to Section 11.5(b);

(g)         Employees.  Except as provided in Article VIII or as set forth on the Closing Working Capital Schedule, all Liabilities relating to or arising out of (i) the employment relationship between the Seller or its Affiliates and all current or former employees of the Seller or its Affiliates; (ii) workers' compensation claims against the Seller or any of its Affiliates that relate to the period on or prior to the Closing Date, irrespective of whether such claims are made prior to or after the Closing, and (iii) any Enzon Benefit Plan;

(h)         Environmental Claims.  All Liabilities relating to Environmental Claims to the extent arising out of the ownership, occupation or operation of the Business, the Facility or the Assets, or conditions existing at, on, under or within the Facility, in each case prior to the Closing Date, including Liabilities and Environmental Claims associated with the release of any Hazardous Materials at, on, under or from the Owned Real Property (including those items set forth on Schedule 5.13(c)) and releases at locations other than the Owned Real Property to the extent relating to the off-site disposal of Hazardous Materials by the Seller prior to the Closing Date;

(i)         Return Claims.  All Liabilities for the return of or payment with respect to products (including the Products) manufactured, processed or sold by the Business prior to the Closing Date, including chargebacks and rebates, but only to the extent exceeding the reserve set forth on the Balance Sheet;

(j)         Product Claims.  All Liabilities in respect of a claim by any Person based on use, handling or ingestion of, exposure to or contact with any chemical or substance at any time used, handled or distributed by the Business (including all Liabilities for personal injury or property damage relating to or arising out of products manufactured, processed or sold, or services rendered by, the Business), and all other Liabilities in respect of any and all products (including the Products) manufactured, processed or sold and/or services performed by Seller or its Affiliates, in each case to the extent arising out of the ownership, occupation or operation of the Business, the Facility or the Assets prior to the Closing Date;

(k)         Transaction Expenses.  Any broker's, finder's or similar fee incurred by the Seller or any of its Affiliates, and, except as otherwise provided in this Agreement, any cost, fee or expense incurred by the Seller or its Affiliates in connection with the negotiation and preparation of this Agreement and the performance by Seller of the terms and conditions contained herein and the consummation by the Seller of the Transactions, including any cost, fee or expense relating to obtaining the Requisite Stockholder Approval;

(l)         Legal Proceedings.  All Liabilities in respect of any Legal Proceeding (i) pending against the Seller (or any Affiliate of the Seller), the Business or the Assets on the Closing Date; (ii) instituted after the Closing Date but arising out of actions of the Seller (or its Affiliates) or the operation of the Business on or prior to the Closing Date (including the items identified on Schedule 5.13(c)) or (iii) relating to any Excluded Asset;

(m)         Bulk Sales Laws.  Any liability arising out of or resulting from noncompliance by the Seller with any bulk sales or fraudulent transfer laws in connection with any of the Transactions; and

(n)         Other Liabilities.  All Liabilities that the Seller has expressly retained under any provision of this Agreement, any Ancillary Agreement or any other agreement, instrument or certificate delivered by the Seller in connection with the Transactions.

ARTICLE III

PURCHASE PRICE; ADJUSTMENTS; MILESTONES; ROYALTIES

Section 3.1        Purchase Price; Payment.  In consideration of the sale, transfer, assignment, conveyance and delivery by the Seller of the Assets, and subject to the terms and conditions of this Agreement, the Purchasing Parties shall (a) pay to the Seller an aggregate of $300,000,000, as adjusted pursuant to Section 3.2(a) (the "Cash Purchase Price"), plus the milestone and royalty payments contemplated by Section 3.3, and (b) assume the Assumed Liabilities.  For purposes of this Agreement, the "Purchase Price" shall mean the aggregate amount paid by the Purchasing Parties in consideration of the purchase and assumption by them of the Assets and Assumed Liabilities, including the Cash Purchase Price and all milestone and royalty payments made pursuant to Section 3.3 and following all adjustments made pursuant to Section 3.4 and indemnification payments made pursuant to Article XI.

Section 3.2        Payment at the Closing.

(a)         Not later than two Business Days prior to the Closing Date, the Seller and the Purchasing Parties shall mutually agree on a schedule, based upon the Balance Sheet and substantially in the form attached hereto as Schedule 3.2(a) (the "Preliminary Working Capital Schedule"), setting forth the Parties' good faith estimate as of the Closing Date of the current Accounts Receivable, net of allowances for doubtful accounts, Inventory, net of allowance for obsolete Products, and other current assets (including Prepaid Expenses and Other Current Assets) of the Business that are included in the Assets ("Current Assets") minus the Accounts Payable, Accrued Employee Compensation, Benefits and Other Liabilities and other current liabilities of the Business (other than Taxes payable) that are included in the Assumed Liabilities (the "Current Liabilities") (the results of such calculation, the "Preliminary Working Capital").  The Preliminary Working Capital Schedule shall be prepared using accounting principles, practices and methods consistent with those used in preparing the Balance Sheet with adjustments for changes occurring in the period between the date of the Balance Sheet and the Closing Date.  If the amount of the Preliminary Working Capital exceeds the Target Amount, then the Cash Purchase Price shall be increased by the excess.  If the amount of Preliminary Working Capital is less than the Target Amount, the Cash Purchase Price shall be decreased by the shortfall.  In order to determine the Preliminary Working Capital, the Seller shall provide the Purchasing Parties and their Representatives with all data and financial statements, reasonable access to the Books and Records and any other information reasonably required by the Purchasing Parties and customarily prepared by the Seller prior to the date of this Agreement for the determination of the Preliminary Working Capital.

(b)         At the Closing, (i) Klee shall pay to the Seller, by wire transfer of immediately available funds to an account designated by the Seller not later than two Business Days prior to the Closing Date, the Manufacturing Assets Purchase Price; and (ii) Defiante shall pay to the Seller, by wire transfer of immediately available funds to an account designated by the

Seller not later than two Business Days prior to the Closing Date, an amount equal to the Cash Purchase Price, as adjusted pursuant to Section 3.2(a), minus the Manufacturing Assets Purchase Price.

Section 3.3        Milestone and Royalty Payments.

(a)         In addition to the amount payable by Defiante pursuant to Section 3.2(b), Defiante shall make the following milestone payments to the Seller by wire transfer of immediately available funds to the account or accounts of the Seller designated by the Seller:

(i)      $5,000,000 within ten Business Days after Defiante (or any successor thereto pursuant to the terms of this Agreement) receives FDA Approval (including for this purpose any such approval deemed granted 30 days following the submission of any "Supplement—Change Being Effected in 30 Days" applications or similar approvals) for SS Oncaspar®;

(ii)      $7,000,000 within ten Business Days after Defiante (or any successor thereto pursuant to the terms of this Agreement) receives FDA Approval for SC Oncaspar®; and

(iii)     either (A) $15,000,000, if Defiante (or any successor thereto pursuant to the terms of this Agreement) receives EMEA Approval for SC Oncaspar® on an accelerated, conditional or expedited basis (including any EMEA Approval granted prior to the completion of any additional clinical trial other than the clinical trial for SC Oncaspar® that is ongoing in the United States as of the date of this Agreement), or (B) $10,000,000, if Defiante (or any successor thereto pursuant to the terms of this Agreement) receives EMEA Approval for SC Oncaspar® on a non-accelerated basis, in either case within ten Business Days after the EMEA Approval is received.

(b)         In addition to the amount payable by Defiante pursuant to Section 3.2(b) and the milestone payments set forth in Section 3.3(a), Defiante shall make the following royalty payments to the Seller, on a quarterly basis not later than 30 days after the end of each calendar quarter (with payments made in respect of each of the first three calendar quarters of each applicable year constituting Defiante's good faith estimate of the royalty owed for such quarter, and with the payment made in respect of the fourth calendar quarter of such year including a "true up" for the first three calendar quarters' payments, based on actual amounts owed by Defiante in respect of such three calendar quarters relative to amounts paid by Defiante), by wire transfer of immediately available funds to the account or accounts of the Seller designated by the Seller:

(i)      With respect to sales of the Products in the United States for each of calendar years 2010, 2011, 2012, 2013 and 2014, Defiante shall pay to the Seller 5% of the amount, if any, by which Net Receipts in the United States for each such calendar year exceed the Baseline Amount applicable to the United States.

(ii)     With respect to sales of the Products outside the United States: (A) for each of calendar years 2010 and 2011, Defiante shall pay to the Seller 10% of the amount, if any, by which aggregate Net Receipts for all territories outside the United States for each such calendar year exceed the Baseline Amount applicable to such territories, and (B) for each of calendar years 2012, 2013 and 2014, Defiante shall pay to the Seller 5% of the amount, if any, by which aggregate Net Receipts for all territories outside the United States for each such calendar year exceed the Baseline Amount applicable to such territories.

(iii)     In connection with any payments made pursuant to this Section 3.3(b), Defiante shall simultaneously deliver to the Seller a schedule setting forth in reasonable detail the calculation of Net Receipts pursuant to each of the foregoing clauses (i) and (ii).

(iv)     Defiante agrees that, during calendar years 2010, 2011, 2012, 2013 and 2014, it shall not, and shall cause its Affiliates, agents, licensees, sub-licensees and distributors not to, distribute, bundle or otherwise sell any Product in any manner that would reduce the Gross Sales of such Product in favor of other revenue not subject to the royalties set forth in the foregoing clauses (i) and (ii).

(v)      In the event that, during calendar years 2010, 2011, 2012, 2013 and 2014, either of the Purchasing Parties or any of their Affiliates, directly or indirectly, licenses its rights in any Product such that the full amount of the invoiced sales of such Product are no longer counted as Gross Sales of such Product, (A) such license shall only be made upon arms-length terms and (B) the consideration received in respect of such license shall, for purposes of calculating the royalties owed to the Seller pursuant to the foregoing clauses (i) and (ii), be treated as Net Receipts as of the time of such license.

(vi)     Defiante will maintain for a period of three years following the close of each of calendar years 2010, 2011, 2012, 2013 and 2014 true and complete books containing an accurate record of all data necessary for the proper computation of royalties under this Agreement.  The Seller will have the right, upon written request to Defiante and through the Independent Accounting Firm, to inspect the relevant records of Defiante at any time within such three year period (but not more than once in any calendar year) for the purpose of verifying the accuracy of all payments or charges used to calculate royalties payable under this Agreement; provided that such inspection shall only occur during regular business hours, without unreasonable disruption to the business or operations of Defiante, at such place or places where such books and records are customarily kept.  The Parties agree that information furnished as a result of any such inspection will be limited to a written statement by the Independent Accounting Firm to the effect that it has reviewed the books and records of Defiante and either (A) the Gross Sales and Net Receipts claimed by Defiante are in conformity with such books and records and the applicable provisions of this Agreement or (B) setting forth any required adjustments.  The fees and expenses of the Independent Accounting Firm in connection with this Section 3.3(b)(vi) will be borne by the Seller, except as provided below.  If any such examination shows any underpayment or overpayment, or overcharge or undercharge, a correcting payment or refund will be made within 30 days after receipt of the written statement described above.  Notwithstanding the foregoing, if any such inspection indicates that, with respect to any calendar year, the amount of royalties that should have been paid in such year by Defiante exceeds the amount actually paid in such year by Defiante by greater than 5%, then Defiante shall bear all reasonable and documented costs associated with such examination (including the costs of the accountants performing the verification and the reasonable out-of-pocket costs of the Seller).  The Seller agrees to, and shall use reasonable best efforts to cause the Independent Accounting Firm to, hold in confidence all information learned in the course of any audit or inspection, except to the extent necessary to reveal such information in order to enforce its rights under this Agreement or pursuant to applicable Law.  Defiante will not have any obligation to maintain records pertaining to amounts charged by them or payments due from them under this Agreement beyond such three year periods.  The results of each inspection, if any, will be binding on the Parties, absent fraud, bad faith or manifest error by the Independent Accounting Firm.

(c)         Notwithstanding anything to the contrary in this Agreement, until the last payment contemplated by this Section 3.3 has been made to the Seller, the Purchasing Parties and their Affiliates shall not sell, assign, transfer, dispose of or convey any of the Products or the Business to a third party unless such third party has agreed, in manner reasonably satisfactory to the Seller, to be bound by the terms and conditions of this Section 3.3 and to assume all of the obligations of the Purchasing Parties contemplated by this Agreement (including pursuant to this Section 3.3 and Section 7.24); provided, however, that Defiante shall guarantee the payment by such third party of amounts payable to the Seller pursuant to this Section 3.3, if and when, and limited to the extent that, such third party defaults under its payment obligations.  The Seller shall provide to Defiante (i) notice of the extent to which such third party has defaulted under such payment obligations and (ii) a demand for payment by Defiante of the amount of such obligations, less the amount in respect thereof that such third party has already paid to the Seller through and including the date of such demand.  Defiante shall, within 30 days of receipt of demand for payment from the Seller, pay the unpaid amount by wire transfer of immediately available funds to an account or accounts designated by the Seller.  Defiante reserves the right to assert defenses that such third party may have to any payment guaranteed hereunder.

(d)         If Defiante (or any successor thereto pursuant to the terms of this Agreement) fails to pay in full on or before the date due any royalty or milestone payment that is required to be paid under this Agreement, Defiante (or any successor thereto pursuant to the terms of this Agreement) will also pay to the Seller, on demand, interest on any such amount beginning on such due date at an annual rate (calculated on the basis of a 360-day year) equal to the "base rate" of Citibank, N.A., or any successor thereto, in New York, New York in effect on such due date, to be assessed from the date payment of the amount in question first became due.

Section 3.4        Adjustment to Purchase Price.

(a)         Within 45 days following the Closing, the Seller shall prepare and deliver to the Purchasing Parties a schedule (the "Closing Working Capital Schedule"), in the form attached hereto as Schedule 3.4(a), setting forth a calculation of the Current Assets and Current Liabilities as of the Closing (the "Closing Working Capital"), which shall be prepared on the same basis and using accounting principles, practices and methods consistent with those used to prepare the Preliminary Working Capital Schedule and the Balance Sheet.  During such period, the Purchasing Parties shall provide the Seller and its Representatives with all data and financial statements reasonably requested by the Seller, and full access to the Books and Records, any other information, and to any employees to the extent necessary for the Seller to prepare the Closing Working Capital Schedule.

(b)         The Purchasing Parties shall have 60 days after the delivery by the Seller to review the Closing Working Capital Schedule.  The Seller shall, from and after the Closing Date, provide the Purchasing Parties and their Representatives with all data and financial statements reasonably requested by the Purchasing Parties, and full access to any information, and to any employees to the extent necessary for the Purchasing Parties to review the Closing Working Capital Schedule.  In the event that the Purchasing Parties object to any of the items in the Closing Working Capital Schedule, the Purchasing Parties shall, on or before the last day of such 60 day period, inform the Seller in writing (the "Purchasers' Objection"), setting forth a specific description of the basis of the Purchasers' Objection and the adjustments to the Closing Working Capital that the Purchasing Parties believe should be made.  Failure to notify the Seller within such 60 day period shall constitute acceptance and approval by the Purchasing Parties of the Closing Working Capital Schedule.  If the Purchasing Parties deliver a Purchasers' Objection to the Seller on or before the last day of such 60 day period, the Parties shall then have 15 days to negotiate in good faith to resolve the disputes set forth in the Purchasers' Objection as expeditiously as possible and, if the Parties so resolve such disputes, the Closing Working Capital and the Closing Working Capital Schedule, as amended to the extent necessary to reflect the resolution of such disputes, shall be conclusive and binding upon the Parties.  It is acknowledged and agreed that any items in the Closing Working Capital Schedule not set forth in the Purchasers' Objection shall be deemed to be conclusively accepted and approved by the Purchasing Parties.

(c)         If the Purchasing Parties and the Seller are unable to resolve all of their disagreements with respect to the determination of Closing Working Capital by the expiration of such 15-day period, they shall promptly refer any remaining disagreements to a mutually agreeable nationally recognized firm of independent public accountants (the "Independent Accounting Firm"), which shall determine, solely on the basis of the standard set forth in Section 3.4(a) and only with respect to the remaining disagreements and objections so submitted, whether and to what extent, if any, the Closing Working Capital requires adjustment.  Each of the Purchasing Parties and the Seller shall make complete submissions to the Independent Accounting Firm within ten days following the engagement of the Independent Accounting Firm.  Any materials submitted by a Party to the Independent Accounting Firm after such ten-day period shall be ignored by the Independent Accounting Firm.  The Parties shall instruct the Independent Accounting Firm to deliver its written determination to the Seller and the Purchasing Parties within 30 days after the expiration of such ten-day period.  The

Independent Accounting Firm shall resolve the dispute and determine the Closing Working Capital, not on the basis of an independent review, but only within the disputed range and based on the standard set forth in Section 3.4(a).  Such resolution shall be set forth in a written statement delivered to the Purchasing Parties and the Seller.  The Independent Accounting Firm's determination shall be conclusive and binding upon the Seller and the Purchasing Parties, absent fraud, bad faith or manifest error by the Independent Accounting Firm.  The fees and disbursements of the Independent Accounting Firm shall be shared equally by the Purchasing Parties, on one hand, and the Seller, on the other hand.

(d)         Within ten Business Days following determination of the Closing Working Capital (as may be adjusted by agreement of the Parties or the determination of the Independent Accounting Firm, as the case may be), the Seller or the Purchasing Parties, as the case may be, shall make an adjustment payment in an amount equal to the difference between the Preliminary Working Capital and the Closing Working Capital.  The adjustment payment will be made by the Seller to the Purchasing Parties to the extent that the Closing Working Capital is less than the Preliminary Working Capital and by the Purchasing Parties to the Seller to the extent that Closing Working Capital is greater than the Preliminary Working Capital.  The adjustment payment shall bear interest (calculated on the basis of a 360-day year) from the Closing Date to and including the day immediately prior to payment at the "base rate" of Citibank, N.A., or any successor thereto, in New York, New York in effect on the Closing Date.  The adjustment payment shall be treated for all tax purposes as an adjustment to the Purchase Price and shall be paid by wire transfer, in immediately available funds, to a bank account or accounts designated by the Seller or the Purchasing Parties, as the case may be.

Section 3.5        Allocation of Purchase Price.  The Seller and the Purchasing Parties agree that the portion of the Cash Purchase Price allocable to the Manufacturing Assets is $30,000,000 (the "Manufacturing Assets Purchase Price").  Notwithstanding the foregoing, if the Seller and the Purchasing Parties determine, after the date hereof, that the Manufacturing Assets Purchase Price is not accurate in all material respects, then they shall consult with each other on such price and may mutually agree to amend the amount of the Manufacturing Assets Purchase Price prior to the Closing.  The Seller and the Purchasing Parties further agree that the remainder of the Cash Purchase Price and the relevant Assumed Liabilities shall be allocated among the Non-Manufacturing Assets, and the Manufacturing Assets Purchase Price shall be allocated among the Manufacturing Assets, in each case in accordance with Section 1060 of the Code.  The Cash Purchase Price (which for these purposes shall include the amount of the relevant Assumed Liabilities) shall be allocated among the respective Assets in accordance with schedules that each of Klee and Defiante shall provide to the Seller within 90 days after the Closing.  Thereafter, the Seller shall have 25 days either to (a) agree with and accept such schedules or (b) in good faith suggest changes to either such schedule and attempt to agree with the respective Purchasing Party as to the contents of the applicable schedule (with the resulting agreed-upon schedule in both instances called the "Allocation Schedule" with respect to the relevant Assets).  The Seller, on the one hand, and each of the Purchasing Parties, on the other hand, shall provide each other promptly with any other information required to complete the respective Allocation Schedule.  If the Seller and the respective Purchasing Party agree on the applicable Allocation Schedule within 135 days following the Closing, the Seller and such Purchasing Party shall file Internal Revenue Service Form 8594 and any required attachments thereto ("Form 8594"), together with all federal, state and local tax returns, in a manner consistent with and in accordance with such Allocation Schedule.  In addition, the Seller and each Purchasing Party hereby undertake and agree to timely file any information that may be required to be filed pursuant to the U.S. Department of Treasury regulations promulgated under Section 1060(b) of the Code.  If the Seller and the respective Purchasing Party are unable to reach such agreement within 135 days following the Closing, the allocation of the applicable portion of the Cash Purchase Price (and the amount of the relevant Assumed Liabilities) shall be determined by the Independent Accounting Firm within 30 days after it is retained for such purpose, provided that such allocation is reasonable and in accordance with Section 1060 of the Code and the U.S. Department of Treasury regulations promulgated thereunder.  Within 10 days after filing Form 8594 with the Internal Revenue Service pursuant to this Section 3.5, each Party shall provide the other with a copy of such form as filed.

ARTICLE IV

THE CLOSING

Section 4.1        The Closing.  The closing of the Transactions (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 at 10:00 a.m., New York City time, two Business Days following the satisfaction or waiver of all conditions to closing set forth in Article IX (other than those conditions that can be satisfied only at the Closing, but subject to the satisfaction or waiver of such conditions), or such other date, time and place as shall be agreed upon by the Seller and the Purchasing Parties, but in no event earlier than January 1, 2010 (the actual date and time being herein called the "Closing Date").  The Closing shall be deemed effective as of 5:00 p.m. on the Closing Date.

Section 4.2        Deliveries by the Seller.  At the Closing, the Seller shall deliver or cause to be delivered to the Purchasing Parties:

(a)         an Instrument of Assignment and Bill of Sale substantially in the form attached as Exhibit A, duly executed by the Seller (the "Instrument of Assignment and Bill of Sale");

(b)         a special warranty deed ("Deed") in recordable form relating to the Owned Real Property substantially in the form attached as Exhibit B;

(c)         a Trademark Assignment substantially in the form attached as Exhibit C (the "Trademark Assignment") and a Patent Assignment substantially in the form attached as Exhibit D (the "Patent Assignment"), each duly executed by the Seller;

(d)         an Assumption Agreement substantially in the form attached as Exhibit E (the "Assumption Agreement"), duly executed by the Seller;

(e)         a Transition Services Agreement substantially in the form attached as Exhibit F (the "Transition Services Agreement"), duly executed by the Seller;

(f)         a License Agreement substantially in the form attached as Exhibit G (the "License Agreement"), duly executed by the Seller;

(g)         a certificate, dated the Closing Date and signed by a senior officer of the Seller, certifying the satisfaction of the conditions set forth in Section 9.2(a), Section 9.2(b) and Section 9.2(c);

(h)         a certificate of good standing of the Seller from the Secretary of State of the State of Delaware;

(i)         a certificate of the Secretary of the Seller certifying as accurate and complete as of the Closing certain resolutions adopted by the Board of Directors of the Seller approving the execution and delivery of this Agreement and each Ancillary Agreement and the consummation of the Transactions;

(j)         UCC termination statements, if any, and any other necessary documents that, when filed on the Closing Date, will be sufficient to release all Liens (other than Permitted Liens) on the Assets;

(k)         a certificate of non-foreign status as provided in U.S. Department of Treasury Regulation Section 1.1445-2(b); and

(l)         all other previously undelivered documents required to be delivered by the Seller to the Purchasing Parties at or prior to the Closing pursuant to this Agreement.

Section 4.3        Deliveries by the Purchasing Parties.  At the Closing, the Purchasing Parties shall deliver or cause to be delivered to the Seller:

(a)         the Cash Purchase Price, as adjusted pursuant to Section 3.2(a), by wire transfer of immediately available funds, to the account or accounts of the Seller designated by the Seller prior to Closing;

(b)         the Transition Services Agreement, duly executed by the relevant Purchasing Party(ies);

(c)         the Trademark Assignment and Patent Assignment, each duly executed by Defiante;

(d)         the License Agreement, duly executed by Klee;

(e)         the Assumption Agreement, duly executed by the Purchasing Parties;

(f)         a certificate, dated the Closing Date and signed by a senior officer of the Purchasing Parties, certifying the satisfaction of the conditions set forth in Section 9.3(a) and Section 9.3(b); and

(g)         all other previously undelivered documents required to be delivered by the Purchasing Parties to the Seller at or prior to Closing pursuant to this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchasing Parties as follows:

Section 5.1        Existence.  The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and the Seller has the requisite power and authority to own, lease and operate the Assets and to carry on the Business as the same is now being conducted.  The Seller is duly authorized, qualified or licensed to do business as a foreign corporation and in good standing in every jurisdiction wherein, by reason of the nature of the Business or the character of the Assets, it is necessary for the Seller to be so authorized, qualified or licensed and in good standing, except where the failure to be so authorized, qualified or licensed and in good standing would not reasonably be likely to result in a Material Adverse Effect.

Section 5.2        Authorization.  The Seller has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and, subject to receipt of the Requisite Stockholder Approval, to consummate the Transactions.  The execution and delivery of this Agreement and the Ancillary Agreements by the Seller and the consummation by the Seller of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Seller are necessary to authorize the execution and delivery of this Agreement or the Ancillary Agreements or to consummate the Transactions, other than the receipt of the Requisite Stockholder Approval.

Section 5.3        Binding Agreement.  This Agreement has been (and, when executed and delivered, the Ancillary Agreements will have been) duly executed and delivered by the Seller and, assuming due and valid authorization, execution and delivery hereof and thereof by the Purchasing Parties, this Agreement is (and, when executed and delivered, each of the Ancillary Agreements will be) a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Laws of general application affecting enforcement of creditors' rights generally and (b) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding may be brought.

Section 5.4        No Conflicts.  The execution and delivery by the Seller of this Agreement and the consummation by the Seller of the Transactions do not and will not (a) violate or conflict with any provision of the certificate of incorporation or bylaws of the Seller; (b) except as set forth on Schedule 5.4, conflict with, result in a material violation or breach of, constitute, with or without the giving of notice or the lapse of time or both, a default or give rise to any right of termination, material modification, cancellation or acceleration under, or result in the loss of any material benefit or incurrence of any material obligation under, the terms of any Assumed Contract, Permit, note, bond, indenture, mortgage or other material agreement to which the Seller is a party or by which the Seller, the Business or any of the Assets is bound; (c) result in the imposition of any Lien (other than a Permitted Lien) on any of the Assets; (d) violate or conflict with any Order applicable to the Seller, the Business or any of the Assets; or (e) violate or conflict with any applicable Law.

Section 5.5        Governmental Approvals; Consent.  No license, certificate, approval, consent, ratification, permit, authorization, waiver, order, amendment, modification or qualification of, or filing or registration with, or notification to (collectively, "Consents") any Governmental Entity or any other Person is required to be obtained or made following the date of this Agreement by the Seller in connection with (a) the execution and delivery of this Agreement, (b) the consummation of the Transactions, including the assignment and transfer to each Purchasing Party of the respective Assets to be transferred to it pursuant to the terms of this Agreement, or (c) the continuing validity as of and following the Closing of any Assumed Contract or Permit, in either case that is material to the Business, except for (i) (x) the expiration of the waiting period under the HSR Act and (y) any applicable foreign antitrust or competition Law filings, (ii) applicable requirements of the Exchange Act, (iii) any filings and approvals of applicable Regulatory Authorities, (iv) the Consents set forth on Schedule 5.5 and (v) any such Consents that have already been obtained or made.

Section 5.6        Financial Statements.  True and complete copies of the (a) unaudited balance sheet of the Business as at September 30, 2009 and unaudited balance sheet of the Business as at December 31, 2008, and (b) unaudited income statements and statements of cash flows of the Business for the nine months ended September 30, 2009 and unaudited income statements and statements of cash flows of the Business for the year ending December 31, 2008, together with the related footnotes thereto (collectively, the "Financial Statements"), have heretofore been delivered to the Purchasing Parties.  The Financial Statements (i) have been prepared from and are in accordance with, in all material respects, the Books and Records of the Seller, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be stated in the notes thereto) and (ii) fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Business as of the dates and for the periods referred to therein (subject to any audit adjustments which are not in the aggregate material and to the absence of footnotes), it being understood that (A) the Business has been consolidated into the financial statements of the Seller and has had transactions and relationships with the Seller and its Affiliates, including financing necessary to support the continued operations of the Business; (B) it is possible that the terms of these transactions and relationships are not the same as those that would have existed had the Business been owned by a separate company; (C) the Business has relied on the Seller and its Affiliates for a portion of its administrative support for which the costs have been allocated on a basis that the Seller reasonably believes appropriate under the circumstances; (D) the amounts recorded for these allocations are not necessarily representative of the amounts that would have been reflected on the Financial Statements had the Business been an entity operated independently of the Seller, although such amounts are the Seller's reasonable estimates of such allocations; and (E) all of such administrative and financial support, together with any associated assets or personnel, are not necessarily being transferred pursuant to this Agreement.

Section 5.7        Absence of Certain Changes.  Except as contemplated by this Agreement and except for changes carried out in connection with the separation of the Business from the Seller's other activities, since September 30, 2009, (a) the Business has been conducted in all material respects in the ordinary course consistent with past practice and (b) there has not occurred any (i) Material Adverse Effect, (ii) material damage, destruction or loss, whether or not covered by insurance, with respect to the Assets, (iii) change in the Seller's methods of accounting with respect to the Business, other than as required by Law or GAAP, (iv) imposition of any Lien (other than Permitted Liens) on any of the Assets, (v) sale of any material assets of the Business other than sales in the ordinary course of business, or (vi) any agreement or commitment to do any of the foregoing in clauses (iii) through (v).

Section 5.8        Personal and Real Property.

(a)         Schedule 5.8(a) sets forth a true and complete list of all Machinery with a fair market value as of the date of this Agreement equal to or exceeding $100,000.  The Seller has (i) good title to the Machinery, free and clear of all Liens (other than Permitted Liens), and all Machinery is in working condition and good repair, normal wear and tear excepted, and (ii) a valid and enforceable leasehold interest under each Personal Property Lease.  The Seller will transfer to Klee at the Closing good and valid title to the Machinery and the Personal Property Leases, free and clear of all Liens (other than Permitted Liens).  The Seller has delivered or otherwise made available to Klee true and complete copies of the Personal Property Leases listed on Schedule 2.1(a)(ii), together with all amendments, modifications or supplements thereto.

(b)         The Seller has good fee title to the Owned Real Property included in the Assets, free and clear of all Liens (other than Permitted Liens and Permitted Exceptions).  Other than in the ordinary course of business, there are no parties other than the Seller in possession of any part of the Owned Real Property and, other than in the ordinary course of business, there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of the Owned Real Property or any portion thereof.  The Seller has not granted, nor, to the Knowledge of the Seller, are there any rights or options to acquire the Owned Real Property or any portion thereof or any interest therein by any Person.  All material Improvements are in good operating condition and repair, reasonable wear and tear excepted.

(c)         Schedule 5.8(c) sets forth a complete list and the location of all Owned Real Property.  To the Knowledge of the Seller, there are no material proceedings, claims, disputes or conditions affecting any Owned Real Property that may interfere with the use of such property as currently used.  To the Knowledge of the Seller, none of the Owned Real Property nor any other Asset is subject to any Order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the Knowledge of the Seller, has any such condemnation, expropriation or taking been proposed.

(d)         Except as would not be reasonably likely to result in a Material Adverse Effect, the Seller has not received any notice of, or other writing referring to, any requirements or recommendations by any insurance company that has issued a policy covering any part of the Owned Real Property or by any board of fire underwriters or other body exercising similar functions, requiring or recommending any repairs or work to be done on any part of the Owned Real Property, which repair or work has not been completed.

(e)         The Seller has obtained all materially appropriate licenses, easements and rights of way, including proofs of dedication, required to use and operate the Owned Real Property in the manner in which the Owned Real Property is currently being used and operated.  The Seller has all material Permits (including any and all environmental permits) necessary to own or operate the Owned Real Property as currently owned and operated.

(f)         To the Knowledge of the Seller, neither the construction, operation nor maintenance of the Owned Real Property or the Improvements (i) contravenes any applicable zoning or building law or (ii) violates any restrictive covenant or applicable Law, the effect of which would materially interfere with or prevent the continued use of the Owned Real Property for the purposes for which it is now being used.

(g)         To the Knowledge of the Seller, there is no threatened stoppage or interruption of utility services serving the Owned Real Property.

(h)         To the Knowledge of the Seller, there is no Encumbrance affecting the Owned Real Property or any portion thereof, other than Permitted Liens or Permitted Exceptions.

Section 5.9        Contracts.

(a)         Schedule 5.9(a) sets forth a list, as of the date of this Agreement, of each Contract to which the Seller is a party or by which any of the Assets are bound that is (collectively, the "Material Agreements"):

(i)      a Contract for the purchase of goods or services by the Business involving future annual payments by the Business in excess of $100,000;

(ii)      a Contract for the sale of goods or services by the Business involving future annual revenues in excess of $100,000;

(iii)     a collective bargaining Contract affecting any of the Transferred Employees;

(iv)     a Contract with any customer of the Business involving guaranteed or fixed pricing, order cancellation price reductions, discounts or rights to return or reject any Product;

(v)      a Contract that, by its terms, materially restricts the freedom of the Seller, or would, following the Closing, materially restrict the freedom of either Purchasing Party, to enter into or engage in any line of business or compete with any Person with respect to the Business as currently conducted by the Seller or as proposed to be conducted as of the Closing Date, or that requires the Seller to transact business relating to the Business exclusively with any Person;

(vi)     a Contract relating to employment, compensation, severance or indemnification between the Seller and any of the Transferred Employees (other than the Enzon Benefit Plans), but excluding confidentiality agreements entered into in the ordinary course of business and excluding any such agreements not assigned to or assumed by either Purchasing Party or indemnification agreements relating to Excluded Liabilities;

(vii)    a Contract involving a guarantee by the Business of the debts of any Person for borrowed money or the performance of a material obligation of another Person;

(viii)   a Contract pursuant to which the Seller grants or obtains a license to use material Intellectual Property, other than Contracts (x) in which grants of Intellectual Property are incidental and not material to such Contracts, or (y) concerning generally commercially available software, including software available through retail stores, distribution networks, that is subject to "shrink-wrap" or "click-through" license agreements, or that is pre-installed as a standard part of hardware purchased by the Seller;

(ix)     a lease or license to occupy or use real property in connection with the Business;

(x)      a Personal Property Lease involving future annual payments by the Business in excess of $25,000;

(xi)     a Contract to perform services or deliver goods outside of the United States, in either case relating to the Business;

(xii)    a Contract with an Affiliate of the Seller relating to the Business (other than Contracts that are not Assumed Contracts);

(xiii)   any joint venture, partnership or other Contract relating to the Business and involving a sharing of profits, losses, costs, or liabilities between the Seller and any other Person;

(xiv)   a Contract between the Seller and any third party manufacturer of the Products (but not any ingredients (other than active pharmaceutical ingredients) or any components of the Products); and

(xv)    a Contract for the sale of goods on consignment or where the Seller otherwise acts as consignee or consignor, in either case relating to the Business.

(b)         The Seller has delivered to the Purchasing Parties a true and correct copy of each Material Agreement.  Each Material Agreement is in full force and effect according to its terms and is a legal, valid and binding obligation of the Seller and, to the Knowledge of the Seller, the other parties thereto, in each case in accordance with such Material Agreement's terms.  The Seller is not, and, to the Knowledge of the Seller, the other parties to each Material Agreement are not, in material default or breach thereof nor would be in material default or breach thereof with notice or lapse of time, or both.  The Seller has not given or received any written or, to the Knowledge of the Seller, other notice of termination, cancellation, amendment, breach or default under any Material Agreement that has not been withdrawn or cured.

Section 5.10      Litigation.  Except as set forth on Schedule 5.10, there are no Legal Proceedings pending or, to the Knowledge of the Seller, threatened, at law or in equity, or before any Governmental Entity (but excluding any Regulatory Authority), against the Seller, the Assets or the Business.  The Seller is not a party to any settlement agreements or similar written agreements with any Governmental Entity (but excluding any Regulatory Authority) and is not subject to or in default under any material Order relating to any Asset or the Business.

Section 5.11      Title; Liens; Sufficiency of Assets.  The Seller has good title, free and clear of all Liens (other than Permitted Liens or Permitted Exceptions, as applicable), to all of the tangible Assets.  Except for (a) the Excluded Assets described in Section 2.2(a), Section 2.2(c), Section 2.2(e), Section 2.2(f) and Section 2.2(g) and (b) any general and administrative, field salesforce or global business management (sales and marketing) functions not acquired or obtained by the Purchasing Parties pursuant to this Agreement or any of the Ancillary Agreements, the Assets to be conveyed or otherwise provided to the Purchasing Parties pursuant to this Agreement or the Ancillary Agreements, including the services provided in the Transition Services Agreement and the rights licensed to the Purchasing Parties under the License Agreement, constitute all of the assets necessary for the conduct of the Business as currently conducted and to permit the Purchasing Parties to conduct the Business immediately after the Closing in all material respects in the same manner as the Business has been conducted by the Seller during the period covered by the Financial Statements and as conducted immediately prior to the Closing Date, subject to the understandings set forth at the end of Section 5.6.

Section 5.12      Employee Benefit Plans.

(a)         Schedule 5.12(a) sets forth a list, as of the date of this Agreement, of each "employee pension benefit plan" (as defined in Section 3(2) of ERISA), "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), and each other plan, arrangement or policy (written or oral) relating to annual or long-term cash incentives, restricted stock, stock options, stock purchases, deferred compensation, severance, fringe benefits or other material employee benefit plan, program, policy or arrangement, that is maintained or contributed to, or required to be maintained or contributed to, by the Seller or any ERISA Affiliate of the Seller, or any individual employment, severance or consulting agreement entered into by the Seller or any ERISA Affiliate of the Seller, in any case, for the benefit of any of the Business Employees.  All such plans, agreements, arrangements and policies shall be referred to herein collectively as the "Enzon Benefit Plans."  Neither the Seller nor any ERISA Affiliate of the Seller has contributed to, or been obligated to contribute to, or has any obligation to, a "Multiemployer Plan," as such term is defined in Section 3(37) of ERISA, at any time since December 31, 2003.

(b)         The Seller has made available to the Purchasing Parties true, complete and correct copies of (i) the documents or instruments pursuant to which each Enzon Benefit Plan is maintained (or, in the case of any unwritten Enzon Benefit Plans, descriptions thereof), (ii) the most recent summary plan description (or similar document) for each Enzon Benefit Plan for which such a summary plan description was provided to plan participants or beneficiaries and (iii) the most recent determination letter received from the Internal Revenue Service with respect to each Enzon Benefit Plan intended to qualify under Section 401 of the Code.

(c)         The Enzon Benefit Plans have been administered in all material respects in accordance with their terms and are in compliance in all material respects with the applicable provisions of ERISA, the Code, and all other applicable Laws.  The Enzon 401(k) Plan has been the subject of a determination letter from the Internal Revenue Service to the effect that it is qualified and its related trust is exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code; such determination letter has not been revoked, and no event has occurred and no circumstances exist that could reasonably be expected to adversely affect the tax-qualification of the Enzon 401(k) Plan.

(d)         Except for the Enzon Pharmaceuticals, Inc. Executive Deferred Compensation Plan, no Enzon Benefit Plan will or may provide for the deferral of compensation subject to Section 409A of the Code, whether pursuant to the execution and delivery of this Agreement or the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent events) or otherwise.  Each Enzon Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code, including the Enzon Pharmaceuticals, Inc. Executive Deferred Compensation Plan, has been operated and administered in good faith compliance with Section 409A of the Code from the period beginning January 1, 2005 through the date of this Agreement.  Except as set forth on Schedule 5.12(d), neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in any payment, acceleration or creation of any rights of any Transferred Employee to benefits under any Enzon Benefit Plan.  Except as set forth in Schedule 5.12(d), no amount that could be received under any Enzon Benefit Plan (whether in cash, property, the vesting of property or otherwise) by any Business Employee who is a "disqualified individual" (within the meaning of Section 280G(b)(1) of the Code) as a result of or in connection with the consummation of the Transactions could reasonably be expected to be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code).

Section 5.13      Environmental Matters.

(a)         The Business is currently in material compliance with all applicable Environmental Laws, which compliance includes the possession by the Business of all Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof, and, to the Knowledge of the Seller, there are no circumstances that may prevent or interfere with such compliance in the future.

(b)         The Business has received no material Environmental Claim, whether from a Governmental Entity, citizens group, employee or otherwise, that remains unresolved.

(c)         Except as set forth on Schedule 5.13(c), to the Knowledge of the Seller, there has been no release of any Hazardous Material at the Owned Real Property or at any other property operated or previously operated by the Business.

(d)         To the Knowledge of the Seller, there is no remedial action required at the Owned Real Property pursuant to applicable Environmental Law.

(e)         All Permits currently held by the Seller with respect to the Business or the Assets pursuant to the Environmental Laws are identified in Schedule 5.13(e).

Section 5.14      Proprietary Rights.

(a)         Schedule 2.1(b)(i)(1)(A) sets forth a complete and accurate list of all material U.S. and foreign: (A) patents and patent applications, (B) trademark registrations and applications (other than for the Enzon Mark and Logo), not including Internet domain names, and (C) copyright registrations and applications, in each case to the extent relating to the Business, whether owned by or licensed to the Seller.  To the Knowledge of the Seller, the foregoing registrations are in effect and subsisting.

(b)         Except with respect to Transferred Intellectual Property that is not used in the Business, (i) the Seller owns all rights, title and interest to, or has a valid right to use, and has a valid right to assign and transfer to Defiante, the Transferred Intellectual Property; (ii) the Seller has a valid right to license or sub-license, as applicable, to Defiante all rights contemplated to be licensed to Defiante pursuant to the License Agreement; (iii) to the Knowledge of the Seller, the conduct of the Business as currently conducted by the Seller does not infringe or otherwise violate any Person's Intellectual Property or Know-How, and there is no such claim pending or, to the Knowledge of the Seller, threatened against the Seller; and (iv) to the Knowledge of the Seller, no Person is infringing, misappropriating or otherwise violating any Transferred Intellectual Property or Commercial Know-How owned by the Seller or that the Seller has a right to use, and no such claims are pending or threatened against any Person by the Seller.

(c)         There are no material claims against the Seller that are pending or, to the Knowledge of the Seller, threatened, asserting the invalidity, misuse, misappropriation or unenforceability of any of (i) the Transferred Intellectual Property or (ii) the Intellectual Property licensed to the Purchasing Parties pursuant to the License Agreement.

Section 5.15      Labor Matters.

(a)         There is no labor strike, dispute, corporate campaign, slowdown, stoppage or lockout actually pending, or to the Knowledge of the Seller, threatened against or affecting the Business and the Seller is not a party to any collective bargaining agreements with any of its employees or any labor organization representing the employees of the Business and, to the Knowledge of the Seller, there is no labor union organizing or election activity pending or threatened with respect to the Seller.

(b)         There is no material unfair labor practice charge or complaint against the Seller (with respect to the Business) pending or, to the Knowledge of the Seller,

threatened before the National Labor Relations Board or any similar state or foreign agency.  The Seller has not received notice of the intent of any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to the Business, and no such investigation is in progress.

(c)         There is no presently pending material grievance arising out of any collective bargaining agreement or other grievance procedure.

(d)         The Seller is and has at all times been in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work, immigration, civil rights, and occupational safety and health, including the Worker Adjustment and Retaining Notifications Act, as amended, COBRA, the Family and Medical Leave Act of 1993, as amended, and the Equal Pay Act, and is not engaged in any unfair labor practices, as defined in the National Labor Relations Act or other applicable Laws.

(e)         No material charge with respect to or relating to the Business is pending before any Governmental Entity responsible for the prevention of unlawful employment practices, for occupational health and safety or for the payment of wages or other benefits.  No material complaint or action against the Seller by any current or former employee who work or worked primarily for the Business, including a complaint or action alleging breach of an employment contract, discrimination, wrongful discharge, or breach of a duty of good faith and fair dealing in the employment relationship, is pending or, to the Knowledge of the Seller, threatened before any Governmental Entity, and there are no pending or, to the Knowledge of the Seller, threatened material claims against the Seller for workers' compensation, unemployment insurance, or disability benefits under any applicable Law.

(f)         To the Knowledge of the Seller, no Business Employee is obligated under any contract, or subject to any judgment, decree or order of any Governmental Entity that would interfere with the use of his or her efforts to promote the interests of the Business.  Except as set forth on Schedule 5.15(f), each Business Employee has executed a non-disclosure of confidential and/or proprietary information agreement (or other similar agreement) with respect to the confidential and/or proprietary information made available to each such Business Employee during the term of and within the scope of such Business Employee's employment with or services for the Business.  Except as set forth on Schedule 5.15(f), each Business Employee who is involved in the development of Intellectual Property or Know-How used in the Business has executed a valid and binding written agreement with the Seller sufficient to vest title in the Purchasing Parties of all such Business Employee's right, title and interest in and to any Intellectual Property and Know-How created by such Business Employee, and, to the Knowledge of the Seller, each such agreement is enforceable against the respective employee.  To the Knowledge of the Seller, no Business Employee is in violation of any term or covenant of any contract relating to employment, invention disclosure, invention assignment, nondisclosure or noncompetition or any other contract with any other party by virtue of such Business Employee being employed by the Business or using trade secrets or proprietary information of others without permission.

(g)         The Seller is not liable in any material respect for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security benefits or other benefits for such employees.

Section 5.16      Tax Matters.  Except as set forth on Schedule 5.16:

(a)         all Tax Returns required to be filed by the Seller and its Affiliates with respect to Taxes relating to the Business or the Assets have been timely filed with the appropriate taxing authorities on or prior to the Closing Date;

(b)         all Taxes and Tax liabilities due by or with respect to the Business or the Assets for all taxable years or other taxable periods that end on or before the Closing Date and, with respect to any taxable year or other taxable period beginning on or before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date (each a "Pre-Closing Period") have been timely paid or will be timely paid in full on or prior to the Closing Date or accrued and adequately disclosed and reflected as Current Liabilities in the Closing Working Capital;

(c)         there are no written claims for Taxes that have been asserted by a Governmental Entity against the Seller or its Affiliates with respect to the Business or the Assets;

(d)         the Seller has delivered to Klee any notice of reassessment received by the Seller in connection with the Business since the last property tax bill issued;

(e)         (i) neither the Seller nor any of its Affiliates has been the subject of an audit or other examination of Taxes relating to the Business or the Assets by the tax authorities of any nation, state or locality; (ii) to the Knowledge of the Seller, no such audit is contemplated or pending; and (iii) neither the Seller nor any of its Affiliates has received any written notices from any taxing authority relating to any issue which could affect any Tax liability relating the Business or the Assets;

(f)         neither the Seller nor any of its Affiliates, as of the Closing Date, (i) has entered into an agreement or waiver or been requested to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes relating to the Business or the Assets that has not expired, (ii) is presently contesting any Tax liability relating to the Business or the Assets before any court, tribunal or agency, (iii) has granted a power-of-attorney relating to Tax matters relating to the Business or the Assets to any person or (iv) has applied for and/or received a ruling or determination from a taxing authority regarding a past or prospective transaction relating to the Business or the Assets;

(g)         all Taxes relating to the Business or the Assets that the Seller and each of its Affiliates is (or was) required by law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party for which either Purchasing Party could be liable have been duly withheld or collected and have been timely paid over to the proper authorities to the extent due and payable, and the Seller is not liable in any material respect for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing;

(h)         there are no tax sharing, allocation, indemnification or similar agreements in effect as between the Seller or any of its Affiliates or any predecessor or affiliate thereof and any other party (including Seller and any predecessors or affiliates thereof) under which either Purchasing Party could be liable for any Taxes or other claims of any party;

(i)         there are no liens or security interests on the Business or the Assets that arose in connection with any failure (or alleged failure) to pay any Taxes;

(j)         the Seller is not a "foreign person" within the meaning of Section 1445 of the Code; and

(k)         to the Knowledge of the Seller, there are no special assessments to be levied against the Owned Real Property that are in addition to those set forth on Schedule 5.16 or disclosed in the title commitment issued by the Title Company having File No. 09-7406-21567 for the Owned Real Property (the "Title Commitment") or any documents referenced therein.

Section 5.17      Compliance with Laws.  The Business has complied in all material respects and is in compliance in all material respects with all Laws and Orders of all Governmental Entities (excluding any Regulatory Authority) with jurisdiction over the Assets, the Business or operation thereof, and no notice, charge, claim, action or assertion has been received by the Seller or has been filed, commenced or, to the Knowledge of the Seller, threatened against the Business alleging any violation of any of the foregoing.  No material investigation or review by any Governmental Entity with respect to the Business or any of the Assets is pending or, to the Knowledge of the Seller, threatened by any Governmental Entity (excluding any Regulatory Authority).  The subject matter of Section 5.12, Section 5.13, Section 5.14, Section 5.16, Section 5.18 and Section 5.19 is excluded from the provisions of this Section 5.17 and the representations and warranties of the Seller with respect to those subject matters are exclusively set forth in those referenced sections.

Section 5.18      Permits.  The Permits are valid, subsisting and in full force and effect and collectively constitute all of the material Permits necessary to permit the Seller to own and use the Assets in the manner in which it currently owns and uses the Assets and to conduct the Business in the manner and in the jurisdictions in which the Seller currently conducts the Business and in the manner in which the Business is proposed to be conducted at Closing.  The Seller has filed with all proper authorities all material statements and reports required by any law, regulation, licensing requirement or orders to which the Seller (in respect of the Business) is subject.  The Seller is not in default under, and no condition exists that with notice or lapse of time, or both, would constitute a default under, any Permit.

Section 5.19      Regulatory Matters.

(a)         Except as set forth on Schedule 5.19, the Seller and the Business, including all manufacturing, warehousing, distributing and testing operations relating to the Products, are (and for the past three years have been) in compliance in all material respects with all applicable Laws of the United States and each foreign jurisdiction, including of the rules and regulations of the FDA and any Governmental Entity of any other country having jurisdiction over the Facility or the manufacture, sale, labeling, storing, testing and distribution of the Products, as applicable (each, a "Regulatory Authority"), with respect to the manufacture, sale, labeling, storing, testing and distribution of the Products, including all applicable requirements of Current Good Manufacturing Practice Regulations.

(b)         Except as set forth on Schedule 5.19, since January 1, 2007, the Seller has not received any written communication regarding, and has not been and is not now subject to, any adverse inspection, compelled or voluntary recall, investigation, regulatory enforcement action (including seizure, injunction, civil penalty or criminal action), penalty for corrective or remedial action, corrective action plan or outstanding commitments or committed obligations by or of any Regulatory Authority, in each case that is material to the Business and that relates to (i) the Products, (ii) the Facility, (iii) any alleged or actual violation by the Seller or by any of the Products of any Permit, Law or other requirement of any Governmental Entity relating to the conduct of the Business, or (iv) any alleged or actual failure to have or maintain in effect all Permits required in connection with the conduct of the Business.

(c)         Since January 1, 2007, the Seller has not received from any Regulatory Authority any written notice alleging any violation by the Seller of any (i) Regulatory Approval, (ii) labeling requirement or (iii) Law, in any case relating to any of the Products and in each case other than the written notices and other correspondence made available to the Purchasing Parties prior to the date of this Agreement.

(d)         Except as set forth on Schedule 5.19, since January 1, 2007, none of the Products has been withdrawn, recalled, suspended or discontinued by the Seller as a result of any action by any Regulatory Authority, either within or, to Knowledge of the Seller, outside the United States (whether voluntarily or otherwise).  No proceeding within or, to Knowledge of the Seller, outside the United States seeking the recall, withdrawal, suspension or seizure of any of the Products is pending against the Seller nor was any such proceeding pending at any time since January 1, 2007.

(e)         Except as set forth on Schedule 5.19, all of the material Regulatory Documentation and all of the material Regulatory Approvals are complete, accurate and up to date, and each of the Products can be effectively, efficiently and legally manufactured and utilized in compliance with the applicable Regulatory Approval.  Each of the Products is being manufactured and tested in compliance with the current version of its respective Regulatory Approval and all applicable Regulatory Documentation.

(f)         No product manufactured and/or distributed by the Seller in connection with the Business and, to the Knowledge of the Seller, none of the Products manufactured by a third party has been (i) adulterated within the meaning of 21 U.S.C. Section 351 (or any similar Law); (ii) misbranded within the meaning of 21 U.S.C. Section 352 (or any similar Law); or (iii) produced in violation of 21 U.S.C. Section 355 (or any similar Law).

(g)         To the Knowledge of the Seller, no Representative of the Seller has made any untrue statement of a material fact or a fraudulent statement to any Regulatory Authority, failed to disclose any material fact required to be disclosed to any Regulatory Authority, or committed an act, made a statement or failed to make a statement that, at the time such act, statement or omission was made, could reasonably be expected to provide a basis for any Regulatory Authority to invoke the FDA's policy respecting "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy, nor, to the Knowledge of the Seller, has any director, officer or employee of the Seller been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. Section 335a(a) (or any similar Law) or authorized by 21 U.S.C. Section 335a(b) (or any similar Law).

(h)         Except as set forth on Schedule 5.19, at no time since January 1, 2007 has the Seller received any written notice that any Regulatory Authority has commenced, or threatened to commence, any action to withdraw its approval, registration or licensure of any of the Products or has commenced or, to the Knowledge of the Seller, threatened to commence, any action to seize or enjoin production of any of the Products.

(i)         Except as set forth on Schedule 5.19, the Seller (or a third Person on Seller's behalf) is duly authorized to sell the Products in each of the states and countries in which the Seller (or such third Person on the Seller's behalf) is currently selling the Products.  To the extent that any of the Products that are unapproved are intended for export from the United States, the Seller is in compliance, in all material respects, with the applicable requirements of 21 U.S.C. Sections 381(e) or 382, as applicable, and of the Controlled Substances Act of 1970, as amended.

(j)         The Seller has made available to the Purchasing Parties all material documents in its possession or control (i) concerning communications to or from the FDA and any similar Governmental Entity with respect to any Product since January 1, 2007; or (ii) prepared by the FDA or any similar Governmental Entity with respect to a Product since January 1, 2007, in each case that bears, in any material respect, on compliance with the requirements of the FDA or of any similar Governmental Entity regarding any Product, including any regulatory inspection observation, deficiency letter, warning letter, non-approvable letter/order, withdrawal letter/order, objection to Product promotion or similar document.

(k)         Except as set forth on Schedule 5.19, since January 1, 2007, (i) the Seller has been in compliance with current good manufacturing practices as regulated or required by applicable Regulatory Authorities and (ii) the Seller has not received written notice that any of its third party manufacturers has been in non-compliance with current good manufacturing practices as regulated or required by applicable Regulatory Authorities.

(l)         As of the date of this Agreement, there are no pending actions, suits, proceedings, hearings, investigations, charges, claims, demands, notices or complaints by any Regulatory Authority relating to the Facility or the Products.

(m)         The subject matter of Section 5.14 is excluded from the provisions of this Section 5.19 and the representations and warranties of the Seller with respect to that subject matter are exclusively set forth in Section 5.14.

Section 5.20      Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of Seller Common Stock (the "Requisite Stockholder Approval") is the only vote of holders of securities of the Seller that is necessary to approve the Transactions.

Section 5.21      Brokers or Finders.  No broker, finder or investment bank is entitled to any brokerage, finder's fee, or similar fee or commission from the Seller or its Affiliates in connection with any of the Transactions, except as set forth on Schedule 5.21.

Section 5.22      Certain Business Matters.  Except as set forth on Schedule 5.22, in each case in respect of the Business, (a) the Seller does not have any sole-source supplier of significant goods or services (other than utilities) with respect to which practical alternative sources are not available on equivalent terms and conditions; (b) the Seller neither gives nor is bound by any express warranties relating to the Products and, to the Knowledge of the Seller, since January 1, 2005, there has been no assertion of any breaches of warranty or product liability relating to any of the Products that is still pending; and (c) to the Knowledge of the Seller, there have been no material workmanship or service problems or, since January 1, 2005, any material claims made against the Seller with respect to any Product sold or services provided by the Seller.  The Seller is not now developing any pharmaceutical product that, if it were to continue to develop, or subsequently market or sell, such product after the Closing, would place the Seller in violation of Section 7.5(a).

Section 5.23      Related Party Transactions.  No Affiliate of the Seller and no stockholder, director, officer or employee of the Seller, and no immediate family member (which shall be deemed to include spouses, cousins and adopted children) or Affiliate of any of the foregoing persons: (a) has borrowed money from or loaned money to the Seller in respect of the Business, which obligation has not been repaid by the owing party; (b) has any contractual, tort or other claim, express or implied, against the Seller in respect of the Business; (c) has or has had, since January 1, 2005, any right or interest in or to any tangible Asset or any other properties or assets used by the Seller in the Business; (d) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of or consultant to, or lender to or borrower from, or has the right to participate in the profits of, any Person that is (i) a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Business or (ii) engaged in a business related to the Business; or (e) is party to any contract, transaction or other arrangement with the Seller or its Affiliates in respect of the Business, other than (x) an employment agreement or (y) a contract that involves consideration of less than $25,000.

Section 5.24      Insurance.  Schedule 5.24 sets forth a list of all insurance policies, binders and fidelity bonds that are currently in effect insuring the Business.  The Seller has made available to the Purchasing Parties true and complete copies of all policies, binders and bonds listed on Schedule 5.24.  Except as set forth on Schedule 5.24, there is no claim by the Seller pending under any of such policies, binders and bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies, binders and bonds.

Section 5.25      Accounts Receivable.  All Accounts Receivable that are reflected on the Financial Statements, and all Accounts Receivable arising after June 30, 2009, represent (and, to the extent outstanding at the Closing, will represent) valid obligations arising from bona fide sales actually made or services actually performed by the Seller in the ordinary course of business.  Any reserves for Accounts Receivable in the Financial Statements are calculated in accordance with GAAP and are consistent with past practice.  To the Knowledge of the Seller, there is no material contest, claim, defense or right of setoff under any Contract with any account debtor of an Account Receivable relating to the amount or validity of such Account Receivable.  All Accounts Payable that are reflected on the Financial Statements, and all Accounts Payable arising after June 30, 2009, represent (and, to the extent outstanding at Closing, will represent) valid obligations arising from bona fide purchases actually made or services actually performed for the Seller in the ordinary course of business.  Schedule 5.25 contains a true and complete list of all Accounts Receivable and Accounts Payable as of the most recent accountable date prior to the date of this Agreement, which list also sets forth the aging of each Account Receivable.

Section 5.26      Inventory.  Schedule 5.26 sets forth all Inventory of the Business, including the number of units, cost to Seller per unit, and total cost of goods per type of Inventory, as of the most recent available date prior to the date of this Agreement.  All items of Inventory are determined and valued in accordance with GAAP at the lower of cost or market using the "first in first out" method of accounting.  Except in connection with any pending "Supplement—Changes Being Effected in 30 Days" applications, all of the Inventory is good and merchantable and is of a quality and quantity presently usable or salable in the ordinary course of business.

Section 5.27      Indenture.  The consummation of the Transactions does not implicate Section 6.8 of that certain indenture, dated as of May 23, 2006, as amended, between the Seller and Wilmington Trust Company, and the Purchasing Parties shall have no obligation in connection with such indenture following the consummation of the Transactions or otherwise.

Section 5.28      Solvency.  At the Closing, after giving effect to the consummation of the Transactions, the Seller and its Affiliates will be Solvent and will have adequate capital to carry on their respective businesses and otherwise meet all of their obligations contained herein, including in Article XI.

Section 5.29      No Other Representations or Warranties.  Except for the representations and warranties contained in this Article V or in any other document or instrument delivered by the Seller pursuant to this Agreement, neither the Seller nor any other Person makes any other express or implied representation or warranty on behalf of the Seller, including any representation or warranty as to the probable success or profitability of the ownership, use or operation of the Business or the Assets by the Purchasing Parties after the Closing.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PURCHASING PARTIES

Each of the Purchasing Parties hereby jointly and severally represents and warrants, and, solely with respect to Section 6.4, Sigma-Tau represents and warrants, to the Seller as follows:

Section 6.1        Organization.  Each Purchasing Party is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Purchaser Material Adverse Effect.

Section 6.2        Authorization; Validity of Agreement; Necessary Action.  Each Purchasing Party has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the Transactions.  The execution and delivery of this Agreement and the Ancillary Agreements by each Purchasing Party and the consummation by the Purchasing Parties of the Transactions has been duly and validly authorized by all necessary corporate action of the Purchasing Parties, and no other corporate proceeding on the part of the Purchasing Parties is necessary to authorize the execution and delivery of this Agreement or the Ancillary Agreements or to consummate the Transactions.  No vote of, or consent by, the holders of any class or series of stock or Voting Debt issued by either Purchasing Party is necessary to authorize the execution and delivery by either Purchasing Party of this Agreement or the consummation by either of them of the Transactions.  This Agreement has been (and, when executed and delivered, the Ancillary Agreements will have been) duly executed and delivered by the Purchasing Parties and, assuming due and valid authorization, execution and delivery hereof and thereof by the Seller, this Agreement is (and, when executed and delivered, each of the Ancillary Agreements will be) a valid and binding obligation of the Purchasing Parties, enforceable against the Purchasing Parties in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors' rights generally and (b) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

Section 6.3        Governmental Approvals; Consent; No Violations.  Except (x) the expiration of the waiting period under the HSR Act and (y) any applicable foreign antitrust or competition Law filings, no Consent of any Governmental Entity is required to be obtained or made following the date of this Agreement by the Purchasing Parties in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for such Consents that have already been obtained or made.  Neither the execution and delivery of this Agreement nor the consummation by the Purchasing Parties of the Transactions will (a) violate or conflict with any provision of the organizational documents of the Purchasing Parties or (b) conflict with, result in a violation or breach of, or constitute, with or without the giving of notice or the lapse of time or both, a default or give rise to any right of termination, cancellation or acceleration under, the terms of any note, bond, indenture, mortgage or agreement to which either Purchasing Party is a party or by which either Purchasing Party or any of its Affiliates is bound, except for any such conflict, violation, breach or default which would not reasonably be likely to result in a Purchaser Material Adverse Effect.

Section 6.4        Financial Capacity.  An accurate and complete copy of the commitment letter, pursuant to which, and subject to the terms and conditions of which, the lending party thereto (the "Lender") has committed to lend the amount set forth therein to Sigma-Tau for the purpose of funding the Transactions (the "Financing"), is attached hereto as Exhibit

H (the "Commitment Letter").  The Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise modified in any respect, and, to the knowledge of Sigma-Tau is a legal, valid and binding obligation of the Lender.  To the knowledge of Sigma-Tau, the Commitment Letter contains all of the conditions precedent to the obligations of the Lender to make the Financing available to Sigma-Tau on the terms therein.  As of the date of this Agreement, (a) there are no other agreements, side letters or arrangements relating to the Commitment Letter or the Financing that could affect the availability or amount of the Financing (other than this Agreement) and (b) no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Sigma-Tau under any term or condition of the Commitment Letter.  Together with available internal funds, the aggregate proceeds from the Financing will be sufficient to consummate the Transactions, including the payment of the Cash Purchase Price and the payment of all associated costs and expenses.

Section 6.5        Brokers or Finders.  Except in connection with the Commitment Letter, no broker, finder or investment bank is entitled to any brokerage, finder's fee, or similar fee or commission from the Purchasing Parties or their Affiliates in connection with any of the Transactions.

Section 6.6        Litigation.  There are no Legal Proceedings pending against either Purchasing Party or, to the Knowledge of the Purchasing Parties, threatened, at law or in equity, or before any Governmental Entity against either Purchasing Party that, if determined or resolved adversely against such Purchasing Party, would prevent the ability of such Purchasing Party to consummate the Transactions.  Neither Purchasing Party is in default under any material Order.

Section 6.7        Solvency.  Assuming the accuracy as of the Closing Date of the Seller's representations and warranties and the performance by the Seller of its covenants set forth in this Agreement, at the Closing and after giving effect to the Transactions and the payment of all amounts required to be paid in connection therewith, including the Financing, each Purchasing Party will be Solvent and will have adequate capital to carry on its business and otherwise meet all of its obligations contained herein, including in Article XI.

Section 6.8        Existing Indebtedness.  With respect to all obligations of either of the Purchasing Parties for borrowed money or evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, the Purchasing Parties are not in default, and no waiver of any such default is in effect, and no event or condition exists (including the consummation of the Transactions) with respect to any such obligations that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause any such obligation to become due and payable before its regularly scheduled date of payment.

Section 6.9        No Vote Required.  No vote of the holder of any class or series of stock or Voting Debt issued by either Purchasing Party is necessary to approve the Transactions.

Section 6.10      No Knowledge of Breaches.  As of the date of this Agreement, neither Purchasing Party nor any of its respective Affiliates is aware that any representation or warranty of the Seller set forth in Article V is untrue or incorrect.

Section 6.11      Matters Related to Defiante.

(a)         True and complete copies of the (i) unaudited balance sheet of Defiante as at September 30, 2009 and December 31, 2008, and (ii) unaudited income statement for the nine-month period ending September 30, 2009 and for the years ending December 31, 2008 and December 31, 2007 (collectively, the "Defiante Financial Statements"), have heretofore been delivered to the Seller.  The Defiante Financial Statements (A) have been prepared from and are in accordance with, in all material respects, the books and records of Defiante, and (B) fairly present in all material respects the financial position and results of operations (and changes in financial position, if any) of Defiante as of the dates and for the periods referred to therein (subject to any audit adjustments which are not in the aggregate material and to the absence of footnotes).

(b)         At the Closing and following receipt of the Financing, Defiante will have adequate capital to carry on its business and otherwise meet all of its obligations pursuant to this Agreement.

Section 6.12      No Other Representations or Warranties.  Except for the representations and warranties contained in this Article VI or in any other document or instrument delivered by the Purchasing Parties pursuant to this Agreement, neither the Purchasing Parties nor any other Person makes any other express or implied representation or warranty on behalf of the Purchasing Parties.

ARTICLE VII

COVENANTS

Section 7.1        Interim Operations of the Business.  Except (i) as otherwise contemplated by this Agreement, (ii) as may be reasonably required in connection with the separation of the Business from the Seller's other activities (and in respect of which the Seller has provided to the Purchasing Parties written notice), (iii) as disclosed on Schedule 7.1 (which, to the extent known as of the date of this Agreement, includes items covered by (ii) above), or (iv) with the prior written approval of the Purchasing Parties (which shall not be unreasonably withheld, conditioned or delayed), the Seller covenants that until the Closing it will continue to operate the Business in all material respects in the ordinary course consistent with past practices of the Business, and use commercially reasonable efforts to maintain and preserve intact the Business and its relationships with suppliers, customers, employees and others having business relationships with the Business.  Until the Closing, the Seller shall not, and shall cause its Affiliates not to, without the prior written approval of the Purchasing Parties (which approval shall not be unreasonably withheld, conditioned or delayed), and except as contemplated by this Agreement or as described on Schedule 7.1, take any of the following actions:

(a)         sell, transfer, modify or otherwise dispose of any material Asset, other than the sale of inventory or other assets in the ordinary course of business consistent with past practices, or fail to maintain in customary repair and condition any tangible material Asset, including the Owned Real Property, it being acknowledged and agreed to by the Seller that in the event of any casualty, loss or damage to any tangible material Asset prior to Closing, the Seller shall either repair or replace such Asset with an asset of comparable quality or transfer to the Klee at the Closing the proceeds of any insurance recovery (or the right to such proceeds) with respect thereto;

(b)         modify, amend (other than such amendments that are immaterial or ministerial) or terminate any Material Agreement or fail to pay, perform and discharge all material obligations under the Material Agreements;

(c)         enter into any Contract relating to the Business involving the annual payment of amounts greater than $200,000 (excluding customer sales and commitments related to customer sales and purchases of inventory, in each case in the ordinary course of business consistent with past practice);

(d)         grant any material increase in or commit to increase the compensation or bonus of any officer or employee who would constitute a Business Employee on the date of this Agreement (except for increases in the ordinary course of business consistent with past practice or pursuant to existing employment arrangements);

(e)         encumber by mortgage, pledge, Lien or otherwise (not including licenses of or grants of rights to use Intellectual Property in the ordinary course of business consistent with past practice), or grant any security interest in or to, any Asset, except for Permitted Liens or Permitted Exceptions, as applicable;

(f)         enter into any union contract or collective bargaining agreement with any Business Employee;

(g)         use the Business or the Assets in respect of a guarantee, surety or endorsement of the Liability of any other Person;

(h)         cancel or compromise any debt or claim of the Business or the Assets or waive or release any material right of the Seller with respect to the Business or the Assets, in each case other than in the ordinary course of business consistent with past practice;

(i)         change its methods, practices or timing of (i) collecting Accounts Receivable or other amounts owed to Seller in respect of the Business or (ii) paying any amounts payable or other debts or obligations of the Seller in respect of the Business, including, in either case, any changes intended to, or having the effect of, accelerating the collection of any Accounts Receivable, delaying the payment of any Accounts Payable or changing from current to long-term or from long-term to current any liabilities of the Seller in respect of the Business;

(j)         lease or dispose of any material interest in, or take any actions that would be materially detrimental to the current use, operation or value of the Owned Real Property;

(k)         except as required by Law or GAAP, change in any material respect the accounting methods used by the Seller; or

(l)         enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do, any of the foregoing.

Notwithstanding any of the foregoing, the Seller shall be allowed to retain and remove cash or cash equivalents from the Business at any time or from time to time at or prior to the Closing.

Section 7.2        Investigation of Business.  The Seller shall permit the Purchasing Parties and their authorized agents or Representatives, including their independent accountants, to have access during normal business hours and upon reasonable advance notice to the Facility and Books and Records to review information and documentation relative to the properties, books, contracts, commitments and other records of the Business; provided, however, that any such investigation does not unreasonably interfere with the normal operations of the Seller, any of its Affiliates or the Business and provided, further, that prior to the Closing the Purchasing Parties shall not have access to (a) any (i) privileged information or (ii) information that the Seller is prohibited by law or by a confidentiality agreement with a third party from disclosing to the Purchasing Parties (provided that any relevant information that could be disclosed pursuant to the Confidentiality Agreement shall not be subject to this provision), (b) any information with respect to the Excluded Assets or (c) disclosures and information with respect to the process engaged in by the Seller for the sale of the Business.  Notwithstanding such access, the Seller shall timely furnish to the Purchasing Parties such financial and operating data and other information regarding the Business customarily prepared by the Seller that the Purchasing Parties may from time to time reasonably request.  Notwithstanding anything to the contrary in this Agreement, the Purchasing Parties shall not conduct any environmental sampling or Phase II environmental inspection of, at or on the Owned Real Property prior to the Closing.  Until the Closing Date, the Seller shall deliver to the Purchasing Parties prompt written notice and shall otherwise keep the Purchasing Parties reasonably informed of any material change in any customer or supplier relationship or the price that any customer will pay or supplier will charge for products or services of the Seller.

Section 7.3        Confidentiality.  Until the Closing, the Purchasing Parties and their Representatives will hold in confidence all confidential information (including the information contained in the Data Room and the Schedules or otherwise delivered to the Purchasing Parties or their Representatives pursuant to this Agreement) obtained from or through the Seller or its Affiliates or their respective Representatives in accordance with the provisions of the letter dated August 19, 2008 between Sigma-Tau Pharmaceuticals, Inc. and the Seller (the "Confidentiality Agreement").

Section 7.4        Efforts and Actions to Cause Closing to Occur.

(a)         From and after the date of this Agreement, upon the terms and subject to the terms and conditions of this Agreement, the Purchasing Parties and the Seller shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any applicable Laws) to effect the Closing and consummate the Transactions as promptly as practicable following the date of this Agreement, which efforts include the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the Transactions and the taking of such actions as are necessary to obtain any requisite Consents by any third party or Governmental Entity.  In addition, neither Party shall take any action or cause or permit any of its Affiliates to take any action after the date of this Agreement that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to Closing.

(b)         Each Party shall promptly (and in any event within 48 hours after receipt) inform the other of, and furnish to the other Party copies of, any communication, correspondence or filing received by such Party from any Governmental Entity regarding any of the Transactions.  If any Party or its Affiliate receives a request for additional information or documentary material from any such Governmental Entity with respect to the Transactions, then such Party shall, or shall cause its Affiliate to, as soon as reasonably practicable, but after providing the other Party with a reasonable opportunity to review and comment, deliver an appropriate response to the applicable Governmental Entity in compliance with such request.  Neither Party shall participate, or cause or permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Entity in respect of any filings, investigations or inquiries concerning this Agreement unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate in such meeting.

(c)         The Seller, on the one hand, and the Purchasing Parties, on the other hand, shall, and shall cause their respective Affiliates to, promptly file or cause to be filed all filings with Governmental Entities required in order to consummate the transactions contemplated hereby, including (i) filing within 15 Business Days of the date of this Agreement all required filings under the HSR Act, (iii) any applicable foreign antitrust or competition Law filings and (iii) submissions of additional information requested by the FTC, DOJ, state attorney general or any other Governmental Entity.  Each of the Purchasing Parties and the Seller further agrees that it shall, and shall cause its Affiliates to, comply with any applicable post-Closing notification or other requirements of any antitrust, trade competition, investment or control reporting or similar Law or regulation of any Governmental Entity with competent jurisdiction.  Each of the Purchasing Parties and the Seller agrees to cooperate with and promptly to consult with, to provide any reasonably available information with respect to, and to provide, subject to appropriate confidentiality provisions, copies of all presentations and filings to any Governmental Entity to the other party or its counsel.  Each Party agrees not to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the Transactions except with the prior written consent of the other Party.

(d)         In addition to the agreements set forth in Section 7.4(c), the Purchasing Parties and the Seller shall ensure that the Consents from Governmental Entities, including any antitrust clearance by FTC, DOJ, or any state attorney general under the HSR Act, or by the FDA or similar Governmental Entity, are obtained as promptly as practicable, and that any reasonable conditions set forth in or established by any such Consents are wholly satisfied.

Section 7.5        Non-Compete; Non-Solicitation and Confidentiality.  Recognizing the historically close relationship and interaction between the Business and the Seller's retained businesses, which have involved the sharing of technical, marketing, strategic and other proprietary information (including Intellectual Property and Commercial Know-How) over many years, and desiring to preserve the value of the respective businesses to the Purchasing Parties and the Seller, the Parties agree that:

(a)         From the Closing Date until the date that is the fourth anniversary of the Closing Date, the Seller agrees that it shall not, and it shall not cause or permit its Affiliates to, directly or indirectly:

(i)      develop, market or sell:

     (1)         the active pharmaceutical ingredient of any of the Products;

     (2)         any active pharmaceutical ingredient that has the same mechanism of action as any active pharmaceutical ingredient of any of the Products;

     (3)         any finished pharmaceutical product that (A) has the same mechanism of action as any of the Products or (B) contains an active pharmaceutical ingredient referred to in the foregoing clauses (1) or (2); or

     (4)         any finished pharmaceutical product for the same labeled therapeutic indication(s) as of the Closing Date as Abelcet® or Adagen® (the foregoing clauses (1) through (4), collectively, a "Competing Business"); or

(ii)     own, manage, operate, join or control, participate or invest in, contribute, assign, transfer or license significant assets (including cash) to, or acquire more than 5% of the capital stock or equity, or a significant portion of the assets, of a Person that engages in a Competing Business; provided, however, that if, following the Closing, the Seller or any of its Affiliates intends to enter or enters into an agreement with any Person pursuant to which such Person acquires control of all or substantially all of the Seller's or such Affiliate's business or assets (whether such acquisition is by means of stock or asset acquisition, merger, consolidation, similar business combination or otherwise), the restrictions contained in this Section 7.5(a) shall not prohibit such sale and shall not apply to any such Person or its Affiliates; provided, however, that the Seller shall ensure that such Person and its Affiliates do not utilize the business or assets acquired by such Person from the Seller or such Affiliate to engage in a Competing Business or in a manner that otherwise contravenes this Section 7.5 prior to the fourth anniversary of the Closing Date.

(b)         Except as set forth in Article VIII, for a period of two years from the Closing Date, neither the Seller nor either Purchasing Party shall, or shall cause or permit its Affiliates to, without the prior written consent or request of the other Party, directly or indirectly solicit for employment or hire or attempt to hire any director, officer or employee of the other Party or such other Party's Affiliates, or attempt to induce any such director, officer or employee to leave the employ of the other Party; provided, however, that the foregoing shall not prohibit the Seller or either Purchasing Party, or any of their respective Affiliates, from hiring any person whose employment has been terminated prior to the date of this Agreement by either the Seller or either Purchasing Party, or any of their respective Affiliates, as the case may be.  The provisions of this Section 7.5(b) will apply whether such officers, directors or employees are employed by the applicable Party on the date of this Agreement or hereafter.

(c)         The Seller and the Purchasing Parties agree to the following confidentiality provisions:

(i)      For a period of ten years from the Closing Date, the Seller covenants that it shall not, and shall not cause or permit its Affiliates to, without the prior written consent of the Purchasing Parties, make use of or otherwise disclose to any Person information of a confidential or proprietary nature regarding the Assets, the Assumed Liabilities or the Business (the "Purchaser Confidential Information"), except to Representatives of the Seller or its Affiliates who need to know such information for purposes of taxes, accounting, pending litigation and other matters necessary in respect of (A) the Seller's ownership of the Assets or (B) the Transactions, unless after consultation with counsel, disclosure is required to be made under applicable Law.

(ii)     For a period of ten years from the Closing Date, the Purchasing Parties covenant that they shall not, and shall not cause or permit their Affiliates to, without the prior written consent of the Seller, make use of or otherwise disclose to any Person information of a confidential or proprietary nature regarding the Excluded Assets or the Excluded Liabilities (the "Seller Confidential Information"), except to Representatives of the Purchasing Parties or their Affiliates who need to know such information for purposes of taxes, accounting, pending litigation and other matters necessary in respect of the Transactions, unless after consultation with counsel, disclosure is required to be made under applicable Law.

(iii)     Each Party acknowledges that neither the Purchaser Confidential Information nor the Seller Confidential Information includes information that (A) is or becomes generally available to the public other than as a result of a disclosure by the Seller or either Purchasing Party in violation of this Agreement or (B) becomes available to the Seller or either of the Purchasing Parties on a non-confidential basis from a source other than the Purchasing Parties or the Seller or their respective Representatives, provided that such source is not, to the Knowledge of the Seller or the Knowledge of the Purchasing Parties, as the case may be, a party to a confidentiality agreement with the Seller or the Purchasing Parties or another party.

(iv)     Notwithstanding the foregoing in this Section 7.5(c) or anything else in this Agreement to the contrary, the Parties agree that any trade secret of any of them shall remain subject to an obligation of confidentiality and non-disclosure for so long as it remains a trade secret.

(d)         Solely for purposes of this Section 7.5, "Affiliate" of a Party shall not include any Person holding less than 25% of the outstanding equity interests of such Party or any Affiliates of such Person.

(e)         The Seller and the Purchasing Parties agree that the covenants contained in this Section 7.5 are necessary for the protection of the other Party's reasonable interests, are reasonable in scope, content and duration and are in partial consideration for each Party's agreement to consummate the Transactions.

(f)         If it is ever held that the provisions of this Section 7.5 are too onerous in scope or duration or are not necessary for the protection of the Parties, each Party agrees that any court of competent jurisdiction may impose lesser restrictions that such court may consider to be fair, reasonable, necessary or appropriate to properly protect the Parties under the circumstances.

(g)         If any court determines that any of the provisions of this Section 7.5, or any part thereof, is invalid or unenforceable, such provision or part shall be revised so that it is no longer invalid or unenforceable, as the case may be, but the remainder of this Section 7.5 will not otherwise be affected and shall at all times be given full effect, without regard to the invalid portions, whether revised or not revised.

(h)         The Seller and the Purchasing Parties recognize and agree that the restrictions set forth this Section 7.5 are being entered into in connection with the sale of the Business to the Purchasing Parties and the Parties would not be entering into this Agreement absent such restrictions and the full commitment of each of the Seller and each Purchasing Party to abide by such restrictions.  The Seller and the Purchasing Parties recognize and acknowledge that a breach by the Seller or either Purchasing Party of this Section 7.5 may cause irreparable harm and material loss and damage to the other Party as to which it may not have an adequate remedy at law or in damages.  Accordingly, the Seller and the Purchasing Parties acknowledge and agree that the issuance of temporary, preliminary and permanent injunctive relief, specific performance or other equitable remedy shall be an appropriate remedy for any such breach in addition to any other remedies available at law or in equity.

Section 7.6        Subsequent Actions.  In case at any time after the Closing Date any further action is necessary, proper or advisable to carry out the purposes of this Agreement, each Party shall take, and shall cause its proper officers and directors to take, as soon as is reasonably practicable, all such necessary, proper or advisable actions.

Section 7.7        Taxes.

(a)         The Seller shall be liable for, and shall timely pay, any and all Transfer Taxes and similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the consummation of the Transactions, regardless of who may be liable therefore under applicable Law.  The Seller shall, at its own expense, properly complete, sign, and timely file any and all required Tax Returns with respect to such taxes (the

"Transfer Tax Returns") and, if required by applicable Law, the Purchasing Parties will join in the execution of any such Transfer Tax Returns.

(b)         Each of the Purchasing Parties and the Seller shall provide the other with such assistance as may reasonably be requested by the other party in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liability for Taxes with respect to the Business, Assets, Assumed Liabilities and Excluded Liabilities, and each will retain and provide the requesting party with any records or information which may be relevant to such return, audit or examination, proceedings or determination.  Any information obtained pursuant to this Section 7.7(b) or pursuant to any other Section hereof providing for the sharing of information or review of any Tax Return or other schedule relating to Taxes shall be kept confidential by the Parties.

(c)         The Seller and its Affiliates agree, from and after the date of this Agreement and until the Closing Date, to (i) prepare all Tax Returns relating to the Business or the Assets in a manner that is consistent with the past practices of the Seller and each such Affiliate, as the case may be, with respect to the treatment of items on such Tax Returns except to the extent that any inconsistency would not or may not materially increase either Purchasing Party's liability for Taxes for any period; (ii) refrain from incurring any material liability for Taxes relating to the Business or the Assets other than in the ordinary course of business; and (iii) refrain from entering into any settlement or closing agreement with a taxing authority that increases or may increase the Tax liability of the Seller or such Affiliate relating to the Business or the Assets for any period without the consent of the Purchasing Parties, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.8        Financing.

(a)         Sigma-Tau shall use its commercially reasonable efforts to (i) maintain in effect the Commitment Letter; (ii) negotiate definitive agreements with respect to the Financing on the terms and conditions contained in the Commitment Letter (or on terms no less favorable to Sigma-Tau (including with respect to the conditionality thereof) than the terms and conditions in the Commitment Letter); (iii) satisfy on a timely basis all conditions applicable to it and its Affiliates, if any, in such definitive agreements that are within its or its Affiliates, if applicable, control; (iv) upon satisfaction of such conditions (and all of the other conditions contained in Section 9.1 and Section 9.2 (other than Section 9.2(d)), consummate the Financing at or prior to the Closing, accept the funds comprising the Financing and transfer such funds (whether by contribution or loan or otherwise) to the Purchasing Parties; and (v) comply with its obligations set forth in the Commitment Letter.  Sigma-Tau shall keep the Seller informed on a reasonably current basis and in reasonable detail of the status of the Financing and shall promptly provide to the Seller appropriate notice when the definitive binding documents related to the Financing have been executed (which notice will include reasonable detail regarding any terms to the Financing that are inconsistent with those contained in the Commitment Letter).  Sigma-Tau shall have the right from time to time to enter into any amendment, replacement, supplement or other modification of, waive any of its rights under, or terminate, the Commitment Letter (other than with respect to the conditions thereto), substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternate funding sources (on terms no less favorable to Sigma-Tau with respect to the conditionality thereof), or reduce the amount of the Financing, in any case in its reasonable discretion, but only if such amendment, replacement, supplement or other modification of, waiver of any provision contained in, or termination of, the Commitment Letter, substitution of other financing or reduction of the Financing does not, and would not reasonably be expected to, prevent or delay the Closing or add any additional or greater conditionality to the funding of the Financing.  Sigma-Tau shall keep the Seller informed on a prompt basis and in reasonable detail if it takes any of the actions referred to in the preceding sentence.  Sigma-Tau shall give the Seller prompt notice of any termination of the Commitment Letter.

(b)         If any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Commitment Letter, the Purchasing Parties shall (i) immediately notify the Seller and (ii) use, as promptly as practicable, their commercially reasonable efforts to arrange and obtain alternative financing from alternative sources, on terms and conditions that are customary and commercially reasonable, in an amount sufficient to consummate the Transactions in a timely manner.

(c)         The Seller shall provide, and shall cause its Affiliates, and shall use its commercially reasonable efforts to cause each of its and their respective Representatives to provide, all cooperation reasonably requested by Sigma-Tau or the Purchasing Parties in connection with the Financing or any replacement, amended, modified or alternative financing, including (i) providing accurate information, including financial information, relating to the Business to the extent reasonably requested by Sigma-Tau or the Purchasing Parties to assist in the preparation of customary information documents to be used for the completion of the Financing as contemplated by the Commitment Letter, (ii) using its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, and (iii) cooperating reasonably with the relevant financing parties' due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the Business or the Seller's other businesses.

(d)         Notwithstanding anything to the contrary in this Agreement, Sigma-Tau and the Purchasing Parties acknowledge and agree that the Seller and its Affiliates and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, the Commitment Letter, the Financing or any other financing that the Purchasing Parties may raise in connection with the Transactions, and that the Purchasing Parties shall jointly and severally indemnify and hold harmless the Seller and its Affiliates and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing, including pursuant to Section 7.8(c), and any information utilized in connection therewith, except, in any case, to the extent that any information provided by the Seller and its controlled Affiliates (other than any projections or other "forward looking" information) contains any untrue statement by the Seller or omits to state any material fact necessary to make any statement therein not misleading, it being understood that the Seller makes no representation or warranty (other than as explicitly set forth in this Agreement) with respect to any information it provides pursuant to this Section 7.8.

(e)         In the event that the Commitment Letter is amended, replaced, supplemented or otherwise modified, including if Sigma-Tau or the Purchasing Parties substitute other debt or equity financing for all or a portion of the Financing, each of Sigma-Tau, the Purchasing Parties and the Seller shall comply with its respective covenants in this Section 7.8 with respect to the Commitment Letter as so amended, replaced, supplemented or otherwise modified and with respect to such other debt or equity financing to the same extent that Sigma-Tau, the Purchasing Parties and the Seller would have been obligated to comply with respect to the Financing, and the Financing shall be deemed to refer to the Commitment Letter as so amended, replaced, supplemented or otherwise modified and to such other financing, as applicable.

Section 7.9        Mail and Payments Received After Closing.  Following the Closing, the Purchasing Parties shall deliver or cause to be delivered to the Seller all mail and payments received by them or the Business after the Closing that pursuant to this Agreement belong to the Seller or any of its Affiliates.  Additionally, following the Closing, the Seller shall deliver or cause to be delivered to the Purchasing Parties all mail and payments received by the Seller or its Affiliates after the Closing that pursuant to this Agreement belong to the Purchasing Parties.

Section 7.10      Post-Closing Access to Records and Personnel.

(a)         After the Closing, each Party shall retain all books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Business and the Assets in their respective possession for at least seven years or for such longer period of time set forth in their respective records retention policies on the Closing Date or as may be required by Law or any order.

(b)         After the Closing, the Parties shall allow each other reasonable access to and use of the Books and Records, and to personnel having knowledge of the whereabouts or contents of the Books and Records, for legitimate business reasons, such as the preparation of Tax Returns or the prosecution or defense of Legal Proceedings or access to information relating to the Excluded Assets or Excluded Liabilities.  Notwithstanding anything to contrary contained in this Agreement, the Purchasing Parties and their Affiliates shall not be entitled to any information regarding, or a copy of, any consolidated, combined, affiliated or unitary Tax Return that includes that of the Seller and its Affiliates.

Section 7.11      Third Party Consents.

(a)         The Seller shall use commercially reasonable efforts, as soon as reasonably practicable following the date of this Agreement, and the Purchasing Parties shall assist the Seller in its efforts, to obtain all third party Consents required to assign or transfer the Assets to the Purchasing Parties pursuant to the terms and conditions of this Agreement.  In connection with seeking such Consents, the Seller shall keep the Purchasing Parties informed of all material developments and shall, at either Purchasing Party's request, include such Purchasing Party in any discussions or communications with any parties whose Consent is sought hereunder.  Such Consents shall be in a form reasonably acceptable to the Purchasing Parties.  For the avoidance of doubt, the Seller shall not be obligated to pay, and the Seller shall not pay, any fees or penalties to any Person in connection with obtaining any third party Consent.

(b)         To the extent that (i) any Asset requires the Consent of a third Person to assign or transfer such Asset to the applicable Purchasing Party and such Consent has not been obtained on or prior to the Closing Date or (ii) any Asset is not, by its terms or under applicable Law, assignable and transferable to the applicable Purchasing Party (in either case, a "Non-Assignable Asset"), this Agreement shall not constitute an assignment or transfer or attempted assignment or transfer thereof, unless and until, in the case of assignments requiring Consent, such Consent shall have been obtained.  The Seller shall hold or cause to be held each such Non-Assignable Asset, as of and from the Closing Date, in trust for the benefit of the applicable Purchasing Party and the covenants and obligations thereunder shall be performed by such Purchasing Party in the name of the Seller or the applicable Affiliate of the Seller, as the case may be, and all benefits and obligations existing thereunder shall be for the account of such Purchasing Party.  The Seller, on behalf of itself and its Affiliates, as of and from the Closing Date, authorizes the applicable Purchasing Party, to the extent permitted by applicable Law and the terms of the Non-Assignable Assets, at such Purchasing Party's expense, to perform all the obligations and receive all the benefits of the Seller or its Affiliates under the terms of the Non-Assignable Assets.  The Seller shall use its commercially reasonable efforts to take or cause to be taken such actions in the name of the applicable Purchasing Party as such Purchasing Party may reasonably request to (x) provide such Purchasing Party with the benefits of the Non-Assignable Assets and to effect collection of money or other consideration that becomes due and payable under the Non-Assignable Assets, and the Seller shall promptly pay or cause to be promptly paid over to such Purchasing Party all money or other consideration received by the Seller or such Affiliate in respect of the Non-Assignable Assets and (y) enforce, at the request of such Purchasing Party, and at the expense and for the account of such Purchasing Party, any rights of the Seller or the applicable Affiliate of the Seller arising from such Non-Assignable Assets against the other party or parties thereto (including the right to elect to terminate any such Non-Assignable Asset in accordance with the terms thereof).  The Seller shall not take any action (unless requested in writing by the applicable Purchasing Party or required by applicable Law) that would limit or restrict or terminate the benefits to such Purchasing Party of any Non-Assignable Asset.  With respect to any Non-Assignable Asset as to which the necessary Consent for the assignment or transfer to the applicable Purchasing Party is obtained following the Closing, the Seller, as soon as reasonably practicable following receipt of such Consent, shall transfer such Non-Assignable Asset to such Purchasing Party by execution and delivery of an instrument of conveyance reasonably satisfactory to such Purchasing Party.  With respect to any Permit that cannot be assigned or transferred to the applicable Purchasing Party, the Seller agrees to file such applications, notices, certifications, reports or other information as shall be necessary to convey the benefits of each such Permit to such Purchasing Party on and following the Closing Date, or as soon as reasonably practicable after the Closing Date if such conveyance cannot by Law by accomplished before or as of Closing.

Section 7.12      "As Is" Condition.  Except as may be specifically provided in this Agreement, including the representations and warranties of the Seller contained herein and any certificate or Schedule contemplated hereby and delivered by the Seller in connection herewith, the Purchasing Parties expressly understand and agree that they shall accept the sale and transfer by the Seller of all of the Assets on an "As Is Where Is" basis on the Closing Date regardless of the condition of the Assets and whether the Purchasing Parties have inspected and examined them.  EXCEPT AS MAY BE SPECIFICALLY PROVIDED IN THIS AGREEMENT, THE SELLER MAKES NO REPRESENTATION OR WARRANTY WITH RESPECT TO THE

VALUE, CONDITION OR USE OF THE ASSETS, WHETHER EXPRESSED OR IMPLIED, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR WITH RESPECT TO ANY PROJECTIONS.

Section 7.13      Ancillary Agreements.  At the Closing, the Purchasing Parties and the Seller shall execute and deliver the following Ancillary Agreements: (a) the Patent Assignment, (b) the Trademark Assignment, (c) the Assumption Agreement, (d) the Transition Services Agreement, and (e) the License Agreement.

Section 7.14      Use of Enzon Name and Supplies.

(a)         Nothing in this Agreement gives the Purchasing Parties any rights to the ownership or use of the Enzon Mark and Logo, other than the rights to use the Enzon Mark and Logo expressly set forth in this Section 7.14(a).  Following the Closing, the Purchasing Parties shall, and shall cause their Affiliates to, as soon as practicable, but in no event later than 60 days following the Closing Date, cease to, and obtain all Consents required to enable them to cease to (i) make any use of the Enzon Mark and Logo, and (ii) hold themselves out as having any affiliation with the Seller or any of its Affiliates, other than as required by applicable Law.  In furtherance thereof, as soon as practicable but in no event later than 60 days following the Closing Date, the Purchasing Parties shall, and shall cause their Affiliates to, use their respective reasonable best efforts to obtain all Consents required to enable them to remove, strike over, or otherwise obliterate the Enzon Mark and Logo from all assets and other materials owned by the Purchasing Parties and their Affiliates, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, computer software and other materials and systems other than as required by applicable Law.  Any use by the Purchasing Parties or any of their Affiliates of the Enzon Mark and Logo as permitted in this Section 7.14(a) is subject to such Person's use of the Enzon Mark and Logo in a form and manner, and with standards of quality, substantially similar to (but in no event less stringent than) those in effect for the Enzon Mark and Logo as of the Closing Date.  The Purchasing Parties and their Affiliates shall not use the Enzon Mark and Logo in a manner that may reflect negatively on such name and marks or on the Seller or its Affiliates.  The Seller shall have the right to terminate the foregoing license, effective upon 30 days written notice to the Purchasing Parties, if the Purchasing Parties or their Affiliates fail to comply with the foregoing terms and conditions or otherwise fail to comply with any reasonable direction of the Seller in relation to the use of the Enzon Mark and Logo, and do not cure such failure to the Seller's reasonable satisfaction within 30 days after such notice is provided to the Purchasing Parties.  Notwithstanding anything to the contrary in this Agreement, the Purchasing Parties and their Affiliates shall indemnify and hold harmless the Seller and any of its Affiliates for any and all Losses arising from or relating to any use by the Purchasing Parties or any of their Affiliates of the Enzon Mark and Logo in violation of this Section 7.14(a).

(b)         Notwithstanding anything to the contrary in Section 7.14(a), the Purchasing Parties shall be entitled to use, sell and distribute (i) any of the Products containing the Enzon Mark and Logo that are held in the Inventory on the Closing Date, but only for an amount of time following the Closing reasonably necessary to sell all of such Products, and (ii) any promotional materials in the possession of the Business on the Closing Date for up to 180 days following the Closing Date.

Section 7.15      Publicity.  Prior to the Closing Date, neither Party shall, nor shall they permit their respective Affiliates or Representatives to, issue any press release or otherwise make any public statements with respect to this Agreement, the Ancillary Agreements or the Transactions without first consulting with the other Party, unless such release or statements are reasonably determined to be required by applicable Law or the rules of any applicable stock exchange.  Any press release or public statement issued by one Party may be simultaneously issued by the other Parties.  Following the Closing, the Parties shall mutually agree on any public announcements made by either Party in connection with this Agreement, the Ancillary Agreements and the Transactions.

Section 7.16      Maintenance of Existence; No Distributions.  From the date of this Agreement until the latest of the dates on which the Ancillary Agreements are terminated, the Seller agrees to remain in existence and in good standing under the laws of the State of Delaware and agrees not to take, or cause or permit to be taken, any action that could result in the dissolution, liquidation or winding up of the Seller.  From the Closing Date until the first anniversary thereof, the Seller shall maintain $45,000,000 in cash or cash equivalents in its bank accounts; provided, however, that, if, as of the date that is six months following the Closing, all bona fide unresolved indemnification claims made by the Purchasing Parties pursuant to Article XI are for an aggregate amount of less than $15,000,000, the Seller shall only have to maintain $30,000,000 in cash and cash equivalents from and after such date; provided, further that if, as of the date that is nine months following the Closing, all bona fide unresolved indemnification claims made by the Purchasing Parties pursuant to Article XI are for an aggregate amount of less than $10,000,000, the Seller shall only have to maintain $15,000,000 in cash and cash equivalents from and after such date until the first anniversary of the Closing.

Section 7.17      Shared Contracts.

(a)         The Purchasing Parties and the Seller shall use commercially reasonable efforts to cause certain Contracts that are primarily but not exclusively related to the Business and are set forth on Schedule 7.17(a) (the "Shared Contracts") to be split into separate contracts between the appropriate third party and the Seller (with respect to the portion of the Shared Contracts that does not relate to the Business) or the applicable Purchasing Party (with respect to the portion of the Shared Contracts that relates to the Business).  The Seller and the Purchasing Parties agree to cooperate and provide reasonable assistance prior to and for a period of six months following the Closing to effect such separation.  In the event and to the extent that the Purchasing Parties and the Seller are unable to obtain any Consent or amendment required to separate the Shared Contracts, (i) the Seller and the applicable Purchasing Party shall use their commercially reasonable efforts in good faith to separate such Shared Contracts as promptly as practicable and (ii) if such separation is not obtained, the Parties shall use commercially reasonable efforts in good faith to effect any lawful arrangement designed to provide for such Purchasing Party the benefits after Closing that it would have received, and to subject such Purchasing Party directly to the Liabilities thereunder, as if such Shared Contracts had been separated and acquired by such Purchasing Party as an Asset.

(b)         With respect to those Shared Contracts set forth on Schedule 7.17(b), upon the reasonable request of the Purchasing Parties, the Seller shall use commercially reasonable efforts to enforce or assign upon request such Shared Contracts on behalf of the

Purchasing Parties against the other parties thereto in accordance with their terms.  The Purchasing Parties shall reimburse the Seller for all reasonable and documented out of pocket costs and expenses incurred by the Seller in complying with this Section 7.17(b).

Section 7.18      Proxy Statement.

(a)         Covenants of the Seller with Respect to the Proxy Statement.  As promptly as reasonably practicable following the date of this Agreement, the Seller shall prepare and shall cause to be filed with the SEC a proxy statement (collectively with any amendments thereof or supplements thereto and any other filings that are required to be filed by the Seller with the SEC in connection with the Transactions, the "Proxy Statement") relating to the meeting of the Seller's stockholders to be held to consider the approval of the Transactions and shall cause the Proxy Statement to be filed with the SEC as promptly as is reasonably practicable after the date of this Agreement.  The Seller covenants and agrees that none of the information with respect to the Seller or any of its Affiliates to be included in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, or at the time of the Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and that the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

(b)         Covenants of the Purchasing Parties with Respect to the Proxy Statement.  The Purchasing Parties covenant and agree that none of the information provided by either of them with respect to the Purchasing Parties, any of their Affiliates or the Financing to be included in the Proxy Statement will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, or at the time of the Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)         Cooperation with Respect to the Proxy Statement.  The Seller and the Purchasing Parties shall cooperate and consult with each other in preparation of the Proxy Statement and the Seller shall provide the Purchasing Parties with a reasonable opportunity for review and comment on the Proxy Statement (including each amendment or supplement thereto).  Without limiting the generality of the foregoing, the Purchasing Parties shall furnish to the Seller the information relating to them required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement.  The Seller, on the one hand, and the Purchasing Parties, on the other hand, shall promptly (i) notify the other of the receipt of any comments from the SEC with respect to the Proxy Statement and of any request by the SEC for amendments of, or supplements to, the Proxy Statement, and (ii) provide the other with copies of all filings made with the SEC and all correspondence between the Seller and the SEC with respect to the Proxy Statement.  The Seller and the Purchasing Parties shall cooperate with each other and use their respective reasonable best efforts to resolve all comments from the SEC with respect to the Proxy Statement as promptly as practicable.

(d)         Mailing of Proxy Statement; Amendments.  As promptly as reasonably practicable after the Proxy Statement has been cleared by the SEC, the Seller shall mail the Proxy Statement to the holders of Seller Common Stock as of the record date established for the Stockholders' Meeting.  If at any time prior to the Stockholders' Meeting any event or circumstance relating to the Seller or the Purchasing Parties or any of their respective Affiliates, officers or directors should be discovered by the Seller or the Purchasing Parties that, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such Party shall promptly inform the other.  The Seller and each Purchasing Party each agree to correct any information provided by it for use in the Proxy Statement that shall have become false or misleading.  All documents that the Seller and each Purchasing Party is responsible for filing with the SEC in connection with the Transactions will comply as to form in all material respects with, and will be distributed to the Seller's stockholders in compliance with, the applicable requirements of the Exchange Act.

Section 7.19      Stockholders' Meetings.  Subject to Section 7.20, the Seller shall, as promptly as reasonably practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of voting upon the approval of the Transactions (the "Stockholders' Meeting"), and the Seller shall hold the Stockholders' Meeting.  At the Stockholders' Meeting, the Seller shall recommend to its stockholders the approval of the Transactions (the "Seller Recommendation"); provided, however, that the Seller shall not be obligated to recommend to its stockholders the approval of the Transactions at the Stockholders' Meeting if the Board of Directors of the Seller makes a Change of Recommendation pursuant to Section 7.20(c).

Section 7.20      No Solicitation of Competing Proposal.

(a)         From and after the date of this Agreement until the earlier of the Closing Date or the date, if any, on which this Agreement is terminated pursuant to Section 10.1, and except as otherwise provided for in this Agreement, the Seller agrees that neither it nor any of its Affiliates shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any Competing Proposal, (ii) participate in any negotiations regarding, or furnish to any person any material nonpublic information with respect to, any Competing Proposal, (iii) engage in discussions with any person with respect to any Competing Proposal, (iv) approve or recommend any Competing Proposal or (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal.  The Seller shall immediately cease and cause to be terminated any discussion or negotiation with any Persons that commenced prior to the date of this Agreement with respect to any Competing Proposal and shall promptly request the return or destruction of all information provided by or on behalf of the Seller or its Affiliates to such Person to the extent that the Seller is entitled to have such information returned or destroyed.

(b)         Notwithstanding the limitations set forth in Section 7.20(a), if the Seller receives an unsolicited Competing Proposal that the Board of Directors of the Seller determines, in good faith, after consultation with the Seller's outside legal and financial advisors, (i) constitutes a Superior Proposal or (ii) could reasonably be expected to lead to a Superior Proposal, the Seller may take the following actions: (x) furnish nonpublic information to the third party making such Competing Proposal, if, and only if, prior to so furnishing such information, the Seller receives from the third party an executed confidentiality agreement with terms that are, in the aggregate, no less favorable to the Seller than those contained in the Confidentiality Agreement and (y) engage in discussions or negotiations with the third party with respect to the Competing Proposal; provided, however, that as promptly as reasonably practicable following the Seller taking such actions as described in clauses (x) and (y) above, the Seller shall (A) provide written notice to the Purchasing Parties of such Competing Proposal and (B) provide to the Purchasing Parties any information provided to such third party that was not previously provided to the Purchasing Parties.

(c)         Notwithstanding the limitations set forth in Section 7.20(a), if the Board of Directors of the Seller has concluded in good faith after consultation with the Seller's outside legal and financial advisors that (i) a Competing Proposal constitutes a Superior Proposal and (ii) the failure of the Board of Directors of the Seller to change, qualify, withhold or withdraw the Seller Recommendation would be reasonably likely to be inconsistent with the directors' exercise of their fiduciary duties to the Seller's stockholders under applicable Law, then, in either case, the Board of Directors of the Seller may change, qualify, withhold or withdraw the Seller Recommendation in a manner adverse to the Purchasing Parties (a "Change of Recommendation"), provided that, prior to making its Change of Recommendation, (i) the Seller shall have given the Purchasing Parties at least four Business Days written notice of its proposed Change of Recommendation, the reasons therefor and the terms of the Superior Proposal at issue, and (ii) the Board of Directors of the Seller shall have taken into account any revised proposal made by the Purchasing Parties to the Seller following such four Business Days notice and shall have again concluded in good faith after consultation with its outside legal and financial advisors to make such Change of Recommendation.  Following such affirmation of such Change of Recommendation, the Board of Directors of the Seller may cause the Seller or any of its Affiliates to enter into a binding written agreement with respect to the applicable Superior Proposal (a "Superior Proposal Agreement") and terminate this Agreement in accordance with Section 10.1(h).

(d)         Nothing contained in this Agreement shall prohibit the Seller or the Board of Directors of the Seller from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of the Seller has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable Law; provided, that disclosures under this Section 7.20(d) shall not be a basis, in themselves, for the Purchasing Parties to terminate this Agreement pursuant to Section 10.1(f), but such disclosures shall not otherwise affect the rights of the Purchasing Parties contained in this Agreement.

(e)         The Seller shall promptly (and in no event later than 48 hours after receipt) notify the Purchasing Parties of any Competing Proposal it or any of its Representatives receives, including in such notice the name of the Person submitting the Competing Proposal and the material terms and conditions of the Competing Proposal (including, if applicable, copies of any written requests, proposals or offers, including term sheets and proposed agreements) and thereafter the Seller shall keep the Purchasing Parties informed, on a reasonably prompt and current basis (which shall be considered in light of the circumstances of such proposal or offer and the time by which the Purchasing Parties have the opportunity to respond), of the status and terms of any such Competing Proposal (including any amendments thereto).  The Seller shall not enter into any Contract with any Person that prohibits the Seller from complying with this Section 7.20(e).  It is understood that if the Seller receives a Competing Proposal, upon notification to the Purchasing Parties of such Competing Proposal it shall also disclose to the Purchasing Parties whether or not it intends to publicly disclose such Competing Proposal and, if the Seller does not publicly disclose such Competing Proposal (or indicate that such Competing Proposal will be disclosed in the Proxy Statement) within five Business Days of being requested to do so by the Purchasing Parties, then the Purchasing Parties may publicly disclose such Competing Proposal.

Section 7.21      Transfer of Regulatory Approvals and Permits; Interim Responsibility.

(a)         Subject to Section 7.11(b), promptly after the Closing Date, the Parties will cooperate in transferring the transferable Regulatory Approvals and Permits used in connection with the operation of the Business as currently conducted to the applicable Purchasing Party.  Prior to the Closing Date, the Parties will agree upon procedures to ensure a smooth transition from the Seller to the Purchasing Parties of all of the activities required to be undertaken by the holder of the Regulatory Approvals and Permits, including adverse experience reporting, quarterly and annual reports to the FDA, handling and tracking of complaints, sample tracking, and communication with health care professionals and customers.  The Seller shall use its commercially reasonable efforts to obtain the cooperation of the distributors and licensees of the Products.  The Purchasing Parties shall be responsible for any expense associated with the transactions contemplated by this Section 7.21, and the Seller shall not have any Liability for the failure to obtain the transfer of any such Regulatory Approval or Permit.

(b)         Until the Regulatory Approvals and Permits shall have been transferred to the Purchasing Parties, the Seller shall use its reasonable best efforts to maintain all such Regulatory Approvals and Permits in the ordinary course of its business consistent with past practice.  After such transfer, the applicable Purchasing Party shall assume all responsibility for the Regulatory Approvals and Permits.  Each Party shall cooperate with the other in making and maintaining all regulatory filings that may be necessary in connection with the execution, delivery and performance of this Agreement.

Section 7.22      Communication With Agencies.  Until the transferable Regulatory Approvals and Permits are transferred to the Purchasing Parties, the Seller shall have responsibility for all communications with the FDA and other applicable Governmental Entities relating to the Products; provided that the Seller shall use commercially reasonable efforts to seek the input of the Purchasing Parties prior to making such communications.  The Seller shall promptly (and in any event within 48 hours) provide to the Purchasing Parties copies of all communications to or from the FDA and other applicable Governmental Entities with respect to each Product and/or the manufacture thereof.  After the Regulatory Approvals and Permits transfer has been completed, the applicable Purchasing Party shall have responsibility for all such communication and the Seller shall promptly (and in any event within 48 hours) provide to Purchasing Parties copies of any communication or contact it receives from the FDA and any other Governmental Entity concerning the Products.

Section 7.23      Promotion and Marketing.  Promptly after the Closing Date, the Seller shall file with the FDA a notice that the applicable Purchasing Party is the marketer and distributor of the Products.  To the extent that the FDA requests additional information or meetings regarding the Purchasing Parties' responsibilities as marketers and distributors of the Products, the Purchasing Parties shall respond to the FDA at their own expense and through their own personnel.

Section 7.24      Efforts Related to Milestone Payments.

(a)         Following the Closing, Defiante shall use, and shall cause its Affiliates to use, Applicable Efforts to (i) pursue, in a reasonably timely manner, the development and approval of SS Oncaspar and SC Oncaspar and (ii) implement and conduct all research, development and clinical manufacturing activities for, and regulatory activities with respect to, SS Oncaspar and SC Oncaspar (which may include activities conducted through third parties) that are components of or directly related to or required for the achievement of the milestone payments contemplated by Section 3.3.

(b)         Prior to the Closing, the Seller shall not file any "Supplement—Change Being Effected in 30 Days" applications with the FDA with respect to the Products without (i) delivering a complete and accurate copy of each such application to Defiante not less than 10 Business Days prior to any such filing and (ii) obtaining Defiante's prior written approval of the contents of such application and its filing (such approval not to be unreasonably withheld, conditioned or delayed).

Section 7.25      Supplemental Information.  From the date of this Agreement until the Closing, each Party shall give prompt written notice to the other Parties of any matter, event, fact or occurrence first arising after the date of this Agreement that would reasonably be expected to cause any representation or warranty of such Party contained in this Agreement to be untrue or inaccurate in any material respect if such representation or warranty had been made at the time such item arose.  Each such item shall be set forth on Schedule 7.25 (which Schedule shall be updated by the Purchasing Parties and/or the Seller, as the case may be, immediately prior to the Closing) and each such item shall be deemed an Excluded Liability or Assumed Liability, as applicable, in respect of which the Purchasing Parties or the Seller, as applicable, may assert a claim for indemnification in accordance with the terms and conditions of Article XI, notwithstanding the provisions of Section 11.2(b)(iv).

Section 7.26      Production of Witnesses and Individuals.  From and after the Closing Date, the Seller and the Purchasing Parties shall use, and shall cause their respective Affiliates to use, commercially reasonable efforts to make available to each other, upon written request, its Representatives for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any Legal Proceeding in which the requesting party may from time to time be involved relating to the Business.  The Seller, on the one hand, and the Purchasing Parties, on the other hand, agree to reimburse each other for reasonable out-of-pocket expenses (other than officers' or employees' salaries) incurred by the other in connection with providing individuals and witnesses pursuant to this Section 7.26.  Notwithstanding the foregoing, the provisions of this Section 7.26 shall not apply to Legal

Proceedings brought between the Seller and its Affiliates, on the one hand, and the Purchasing Parties and their Affiliates, on the other hand.

Section 7.27      Real Property.

(a)         The Seller shall:

(i)      at or prior to the Closing, pay such amounts sufficient to discharge and remove of record all Voluntary Exceptions that may be satisfied by the payment of money, including those that reflect fines or penalties assessed by any applicable Governmental Entity, it being agreed by the Parties that the Seller may use a portion of the Cash Purchase Price at the Closing to cure or correct any such Voluntary Exceptions; and

(ii)      at or prior to the Closing, deliver the Deed, corporate authority documents and such other documents as may be reasonably and customarily required by the Title Company to effectuate the conveyance of the Owned Real Property, and, at Klee's request, an owner's affidavit and a limited indemnity in favor of the Title Company (which indemnity shall be for any matters filed with the Office of the Recorder of Marion County, Indiana prior to the Closing Date, but not recorded until after the Closing Date (but prior to the recording of the Deed)) in order to cooperate with Klee's effort to receive, at its expense, a 2006 ALTA Owner's Title Insurance Policy issued by the Title Company in form reasonably acceptable to Klee insuring Klee's fee simple title to the Owned Real Property as of the Closing Date in the amount of the Cash Purchase Price allocated by the Parties to the Owned Real Property pursuant to Section 3.5.  Klee shall separately order, at its expense, a survey for the Owned Real Property (the "Survey") certified to Klee.

(b)         If the Title Commitment reveals any material defects in title, including Encumbrances (other than Permitted Exceptions) and Voluntary Exceptions, or if the Survey reveals any material encroachments, material setback violations (not otherwise permitted or grandfathered under applicable Law) or material boundary issues, then, if Klee has provided written notification to the Seller of each specific defect no later than ten days after the date of this Agreement, the Seller shall diligently work to cure and correct such title or survey defects specified; provided, however, that any matter for which Klee fails to timely deliver such notice of defect shall be deemed a Permitted Exception.

ARTICLE VIII

TRANSFERRED EMPLOYEES

Section 8.1        Hiring of Employees.

(a)         Prior to the Closing Date, Klee may offer employment to (i) any Business Employee employed at the Facility, (ii) any Business Employee engaging in sales and/or marketing and (iii) the other Business Employees mutually agreed to by the Seller (in each case including (A) those Business Employees receiving salary continuation benefits under the Seller's short-term disability or salary continuation program and active Business Employees on military leave or other approved absences, and (B) employees absent from work pursuant to vacation, sick leave or other leave, including leave granted or required to be granted under the terms of the Family and Medical Leave Act, provided that in the case of an employee described in clause (A) or (B), such employee is reasonably expected by the Seller to return to active service) on terms and conditions that are competitive in terms of base salary and primarily taking into account the policies of Klee's United States Affiliates.  All such Business Employees who accept Klee's offer of employment shall become Klee's employees as of the Closing Date (the "Transferred Employees").  If a Business Employee retires or terminates employment with the Seller and is subsequently hired by Klee within 180 days of the Closing Date, he or she shall be treated as a Transferred Employee.

(b)         Prior to the Closing, at its sole cost and expense, the Seller shall take all actions necessary to comply with all appropriate legal requirements in connection with the Seller's employment of its employees, including any legal requirements under the Worker Adjustment and Retraining Notification Act.

(c)         The Seller acknowledges and agrees that neither Purchasing Party assumes or agrees to discharge any Liability of the Seller under COBRA with respect to any current or former employees of the Seller other than for officers or employees who would constitute Transferred Employees.

Section 8.2        Employee Benefit Plans.

(a)         For a period of not less than one year following the Closing Date, Klee shall, and shall cause its Affiliates to, provide the Transferred Employees with compensation opportunities (including incentive opportunities but excluding any equity incentives) and employee benefits that are competitive, taking into account the policies of Klee's U.S. Affiliates.  To the extent that a Transferred Employee commences participation in any employee benefit plan, program or arrangement maintained by Klee or any of its Affiliates (each such plan, program or arrangement, a "Purchaser Plan") following the Closing Date, Klee shall, and shall cause its Affiliates and the applicable Purchaser Plan to, (i) credit each Transferred Employee's service with the Seller or any Affiliate or any predecessor employers thereto, to the extent credited under the analogous Enzon Benefit Plan, as service with Klee for all purposes under such Purchaser Plan; provided, however, that in no event shall the Transferred Employees be entitled to any credit to the extent that it would result in duplication of benefits with respect to the same period of service, (ii) cause any and all pre-existing condition limitations, eligibility waiting periods, active employment requirements and requirements to show evidence of good health under such Purchaser Plan, to the extent that such conditions, exclusions and waiting periods would have been waived or satisfied under the analogous Enzon Benefit Plan in which such Transferred Employee participated immediately prior to the Closing Date, to be waived with respect to such Transferred Employee and such individual's spouse and eligible dependents who become participants in such Purchaser Plan and (iii) give credit for or otherwise take into account under such Purchaser Plan the out-of-pocket expenses and annual expense limitation amounts paid by each Transferred Employee under the analogous Enzon Benefit Plan for the year in which the Closing Date occurs.

(b)         Notwithstanding the generality of Section 8.2(a), during the one year period following the Closing, each Transferred Employee who is not party to an individual agreement with Klee providing for severance pay shall be entitled to severance pay no less favorable than those set forth on Schedule 8.2(b).

(c)         Klee shall designate a Purchaser Plan that is a tax-qualified defined contribution plan of Klee or one of its Affiliates (such plan(s), the "Purchasers' Savings Plan") that either (i) currently provides for the receipt from Transferred Employees of "eligible rollover distributions" (as such term is defined under Section 402 of the Code) or (ii) shall be amended as soon as practicable following the Closing Date to provide for the receipt from the Transferred Employees of eligible rollover distributions.  As soon as practicable following the Closing Date, (x) Klee shall provide the Seller with such documents and other information as the Seller shall reasonably request to assure itself that the Purchasers' Savings Plan provides for the receipt of eligible rollover distributions and (y) the Seller shall provide Klee with such documents and other information as Klee or its Affiliates shall reasonably request to assure itself or themselves that the accounts of the Transferred Employees would be eligible rollover distributions.  Each Transferred Employee who is a participant in the Enzon 401(k) Plan shall be given the opportunity to receive a distribution of his or her account balance and shall be given the opportunity to elect to "roll over" such account balance to the Purchasers' Savings Plan, subject to and in accordance with the provisions of such plan(s) and applicable Law.  The Seller shall provide Klee with copies of such personnel and other records of the Seller pertaining to the Transferred Employees and such records of any agent or representative of the Seller pertaining to the Transferred Employees and such records of any agent or representative of the Seller, in each case pertaining to the Enzon 401(k) Plan and as Klee may reasonably request in order to administer and manage the accounts and assets rolled over to the Purchasers' Savings Plan.

(d)         As of the Closing Date, the Seller shall provide an accounting to Klee of the account balances of each participant in the Seller's GreatWest Healthcare Flexible Spending Accounts program (the "Flex Plan").  As of the Closing, Klee shall assume liability for such account balances, the aggregate amount of which shall be set forth on the Closing Working Capital Schedule and included in the calculation of Accrued Employee Compensation, Benefits and Other Liabilities.  Klee shall continue to provide reimbursements to such participants in accordance with the terms of the Flex Plan through the end of 2010, based on the accounting provided by the Seller and as if Klee (or its Affiliate, where applicable) were the sponsor of the Flex Plan.

(e)         Notwithstanding anything to the contrary in this Agreement, Klee shall be solely responsible for, and shall indemnify the Seller and its Affiliates or Representatives for, all obligations and Liabilities (including legal costs of collection, attorneys' fees and other costs of defense) that the Seller and its Affiliates or Representatives may incur that arise from (i) the hiring, employment and discharge of any Transferred Employee by Klee or any of its Affiliates or related entities following the Closing; (ii) all severance entitlements and other termination costs or entitlements due to or on behalf of any Transferred Employee resulting from the termination of such individual's employment by Klee following the Closing; and (iii) medical, dental, life, disability and any other welfare benefit plans to the extent arising out of services provided following the Closing.  Without limiting the generality of the foregoing, Klee shall be responsible, in accordance with the terms and conditions of the Purchaser Plans, for (A) any medical or dental expenses incurred after the Closing Date with respect to any Transferred Employee or dependent thereof who as of the Closing Date is hospitalized or who has previously begun a course of treatment that continues following the Closing Date and (B) payment of short-term or long-term disability benefits to which Transferred Employees may become entitled under a Purchaser Plan or as otherwise required by Law, provided that the condition that gave rise to the salary continuation obligation occurred following the Closing Date.  The Seller shall be solely responsible for, and shall indemnify the Purchasing Parties and their Affiliates or Representatives for, all obligations and Liabilities (including legal costs of collection, attorneys fees and other costs of defense) that the Purchasing Parties and their Affiliates or Representatives may incur, which arise from (x) the Enzon Benefit Plans, including severance obligation under any employment agreement or severance plan, (y) any actions taken by the Seller or any of its Affiliates or related entities with respect to the hiring, employment and discharge of any Business Employee who is not a Transferred Employee and (z) any actions taken by the Seller or any of its Affiliates or related entities during all periods prior to the Closing or on the Closing Date with respect to the hiring and employment and termination of employment by the Seller or its Affiliates or related entities of any Transferred Employee.  The Seller acknowledges that, except as set forth in Section 8.2(c) and Section 8.2(d), no portion of the assets of any plan, fund, program or arrangement, written or unwritten, heretofore sponsored or maintained by the Seller or its Affiliates (and no amount attributable to any such plan, fund, program or arrangement) shall be transferred to Klee, and agrees that Klee shall not be required to continue any such plan, fund, program or arrangement.  The Seller shall be responsible for any and all compensation, benefits and severance payments to any Business Employee who is not a Transferred Employee.  This Article VIII is not intended to, and does not, create any rights or obligations to or for the benefit of anyone other than the Purchasing Parties and the Seller.

ARTICLE IX

CONDITIONS

Section 9.1        Conditions to Each Party's Obligation to Effect the Closing.  The respective obligation of each Party to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions:

(a)         Statutes; Court Orders.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity that prohibits the consummation of the Closing, and there shall be no Legal Proceeding pending by any Governmental Entity that seeks to restrain, materially alter or delay or prohibit, or any Order in effect and issued by any Governmental Entity that has the effect of restraining, materially altering or delaying or prohibiting, the consummation of the Transactions.

(b)         Waiting Period.  All waiting periods applicable under the HSR Act and any corresponding Laws of other jurisdictions with respect to the Transactions shall have expired or been terminated.

(c)         Stockholder Approval.  The Requisite Stockholder Approval shall have been obtained in accordance with applicable Law.

Section 9.2        Conditions to Obligations of the Purchasing Parties to Effect the Closing.  The obligations of the Purchasing Parties to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions:

(a)         Accuracy of Representations and Warranties of the Seller.  The representations and warranties of the Seller contained in this Agreement shall be true and correct in each case on the Closing Date as though made on the Closing Date, except (i) to the extent such representations and warranties speak as of an earlier date (in which case such representations and warranties shall have been true and correct as of such earlier date), and (ii) for any failure of such representations and warranties to be true that does not have a Material Adverse Effect.

(b)         Performance of Covenants.  The Seller shall have complied in all material respects with all covenants contained in this Agreement to be performed by it on or prior to the Closing.

(c)         No Material Adverse Effect.  There shall not have occurred a Material Adverse Effect since the date of this Agreement.

(d)         Financing.  The Lender (or, in the event that alternate financing has been arranged, the lenders or other financing sources that have committed to such alternate financing) shall have made the Financing (or such alternate financing) available in full to Sigma-Tau or the Purchasing Parties, if applicable.

Section 9.3        Conditions to Obligations of the Seller to Effect the Closing

.  The obligations of the Seller to consummate the Closing shall be subject to the satisfaction on or prior to the Closing Date of each of the following additional conditions:

(a)         Accuracy of Representations and Warranties of the Purchasing Parties.  The representations and warranties of the Purchasing Parties contained in this Agreement shall be true and correct in all material respects in each case on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties speak as of an earlier date (in which case such representations and warranties shall have been true and correct as of such earlier date).

(b)         Performance of Covenants.  Each Purchasing Party shall have complied in all material respects with all covenants contained in this Agreement to be performed by it on or prior to the Closing.

(c)         Payment of Purchase Price.  The Seller shall have received the Cash Purchase Price as provided herein.

ARTICLE X

TERMINATION

Section 10.1      Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Closing Date, whether before or after any approval of the Transactions by the stockholders of the Seller, as follows:

(a)         by mutual written consent of the Purchasing Parties and the Seller;

(b)         by either the Purchasing Parties or the Seller by written notice to the other Parties if (i) the Closing shall not have occurred on or before June 30, 2010 (the "Termination Date") (which date shall be extended for the duration of any applicable review period in connection with the HSR Act, for so long as no Party is in default under this Agreement, and all other conditions precedent to the Closing (other than those that are satisfied by action taken at the Closing) have been satisfied, waived or are reasonably expected to be satisfied before the expiration of such review period) and (ii) the Party seeking to terminate this Agreement pursuant to this Section 10.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Transactions on or before such date;

(c)         by either the Purchasing Parties or the Seller by written notice to the other Party if any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, and such Order or other action shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 10.1(c) shall have used its reasonable best efforts (with the cooperation of the other Party(ies)) to remove such Order or appeal diligently such other action; provided, however, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party to perform any of its obligations under this Agreement;

(d)         by either the Purchasing Parties or the Seller by written notice to the other Party, if the Requisite Stockholder Approval shall not have been obtained, whether as a result of a Change of Recommendation or otherwise, at a duly held Stockholders' Meeting or at any adjournment or postponement thereof;

(e)         by the Seller, if Sigma-Tau or either Purchasing Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(b) and (ii) cannot be cured on or before the Termination Date (as the same may be extended), provided that the Seller shall have given the Purchasing Parties and Sigma-Tau written notice, delivered at least 30 days prior to such termination, stating the Seller's intention to terminate this Agreement pursuant to this Section 10.1(e) and the basis for such termination; provided, however, that if the 30 calendar day period referred to in Section 10.1(i) shall have expired without Sigma-Tau or either of the Purchasing Parties obtaining the Financing (or any alternate financing) and thereafter the Seller terminates this Agreement as a result of a breach of Section 7.8(a), Section 7.8(b) or Section 12.17, then (x) the 30 day notice referred to in this Section 10.1(e) need not be given and the condition set forth in Section 9.2(d) shall be irrevocably deemed to be incapable of being satisfied and (y) neither Sigma-Tau nor either of the Purchasing Parties may assert the failure of such condition to be satisfied as a defense (or similar defense, excuse or claim of non-breach) in any Legal Proceeding by the Seller asserted against Sigma-Tau or either of the Purchasing Parties related to a breach of Section 7.8(a), Section 7.8(b) or Section 12.17;

(f)         by the Purchasing Parties, if the Seller shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(b) and (ii) cannot be cured on or before the Termination Date (as the same may be extended), provided that the Purchasing Parties shall have given the Seller written notice, delivered at least 30 days prior to such termination, stating the Purchasing Parties' intention to terminate this Agreement pursuant to this Section 10.1(f) and the basis for such termination;

(g)         by the Purchasing Parties, if (i) the Board of Directors of the Seller shall have made a Change of Recommendation, (ii) the Seller or its Board of Directors shall have approved, recommended, or entered into a Superior Proposal Agreement, (iii) prior to the Seller obtaining the Requisite Stockholder Vote, a tender or exchange offer with respect to the Seller Common Stock is commenced by any third party and, within ten Business Days of the commencement of such tender or exchange offer, the Board of Directors of the Seller shall not have recommended to the Seller's stockholders that they reject such tender or exchange offer; (iv) the Seller shall have failed to make the Seller Recommendation; or (v) the Seller or its Board of Directors publicly announces its intentions to take any of the foregoing actions in this Section 10.1(g);

(h)         by the Seller, subject to the provisions of Section 7.20(c), if the Seller enters into a Superior Proposal Agreement; or

(i)         by the Seller, if the condition precedent set forth in Section 9.2(d) is not satisfied on or before the 30th calendar day after all of the other conditions set forth in Section 9.1 and Section 9.2 shall have been satisfied or waived.

Section 10.2      Termination Fee.  In the event that:

(a)         (i) a Competing Proposal made after the execution and delivery of this Agreement is publicly disclosed (and prior to the termination of this Agreement) and is not publicly withdrawn at the time of the Stockholders' Meeting, (ii) this Agreement is terminated by the Seller pursuant to Section 10.1(b) (but only if at such time the Purchasing Parties would not be prohibited from terminating this Agreement by application of Section 10.1(b)(ii)) or by the Purchasing Parties or the Seller pursuant to Section 10.1(d) and (iii) within one year after such termination, any definitive agreement providing for a Qualifying Transaction shall have been entered into (and thereafter consummated) with the Person or any Affiliate thereof who made the Competing Proposal that was existing at the time of the Stockholders' Meeting;

(b)         this Agreement is terminated by the Purchasing Parties pursuant to Section 10.1(g); or

(c)         this Agreement is terminated by the Seller pursuant to Section 10.1(h);

then the Seller shall pay to Defiante a fee of $15,000,000 in cash (the "Seller Termination Fee"), such payment to be made in the case of (x) Section 10.2(a), upon consummation of such Qualifying Transaction, or (y) Section 10.2(b) or Section 10.2(c), within two Business Days after the termination of this Agreement, it being understood that in no event shall the Seller be required to pay the Seller Termination Fee on more than one occasion.  After such payment is made, the Seller shall have no further liability to the Purchasing Parties with respect to this Agreement or the Transactions.  Any such payment shall be reduced by any amount required to be deducted or withheld therefrom under applicable Tax Law.

Section 10.3      Reverse Termination Fee.  If this Agreement is terminated by the Seller pursuant to Section 10.1(i), then, within two Business Days after such termination, Defiante shall pay to the Seller a fee of $15,000,000 in cash (the "Purchaser Termination Fee").  After such payment is made, neither Purchasing Party nor Sigma-Tau shall have any further liability to the Seller with respect to this Agreement or the Transactions.  Any such payment shall be reduced by any amount required to be deducted or withheld therefrom under applicable Tax Law.

Section 10.4      Sole Remedy.  The Purchasing Parties and the Seller agree that the agreements contained in Section 10.2 and Section 10.3 are an integral part of this Agreement and the Transactions and that, without such agreement, neither Party would have entered into this Agreement.  The Purchasing Parties and the Seller further agree that neither the Purchaser Termination Fee nor the Seller Termination Fee constitutes a penalty, but in each case is liquidated damages in a reasonable amount that will compensate the non-paying Party, in the circumstances in which such amounts are payable, for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.  Except in cases of fraud, receipt of payment of the Purchaser Termination Fee (whether directly from the Purchasing Parties or pursuant to Section 12.17) or the Seller Termination Fee, as the case may be, shall be the sole and exclusive remedy of the Party receiving such payment and its Affiliates and their respective directors, officers, employees, agents, stockholders, general or limited partners, managers, members, representatives or assignees, in each case whether former, current or future (collectively, the "Related Persons"), for any loss or damage suffered as a result of the failure of the Transactions to be consummated.  Upon payment of the Seller Termination Fee or Purchaser Termination Fee, as the case may be, the Party paying such fee shall have no further liability to any other Party or its Affiliates or Related Persons hereunder, except in cases of fraud.

Section 10.5      Effect of Termination.  In the event of the termination of this Agreement by any Party pursuant to the terms of this Agreement, written notice thereof shall forthwith be given to the other Parties specifying the provision hereof pursuant to which such termination of the Transactions is made, and there shall be no liability or obligation thereafter on the part of the Purchasing Parties or the Seller, except that Section 5.21 (Brokers or Finders Fee with respect to the Seller), Section 6.5 (Brokers or Finders Fee with respect to the Purchasing Parties), Section 7.3 (Confidentiality), Section 10.2 (Termination Fee), Section 10.3 (Reverse Termination Fee), Section 10.4 (Sole Remedy), Section 10.5 (Effect of Termination), Article XI and Section 12.1 (Fees and Expenses) of this Agreement shall remain in full force and effect and survive the termination of this Agreement; provided, however, that, except as otherwise provided in Section 10.2 or Section 10.3, as the case may be, and Section 10.4, nothing in this Section 10.5 shall relieve the Purchasing Parties or the Seller of any liability for any breach of this Agreement and, upon any termination of this Agreement, the Seller or the Purchasing Parties, as the case may be, shall be fully liable for any and all damages of the other Party as a result of such breach.

ARTICLE XI

INDEMNIFICATION

Section 11.1      Survival of Representations, Warranties and Covenants.  Subject to the limitations and other provisions of this Agreement, including the provisions of this Article XI, the representations and warranties of the Parties shall survive the Closing and shall remain in full force and effect, regardless of any investigation made by or on behalf of the Seller or the Purchasing Parties, for a period of 12 months after the Closing Date, except that the representation and warranties contained in (i) Section 5.13 (Environmental Matters) shall survive for a period of 24 months after the Closing Date, (ii) Section 5.12 (Employee Benefit Plans) and Section 5.16 (Tax Matters) shall survive until the expiration of the applicable statute of limitations (taking into account any extensions thereof), and (iii) Section 5.1 (Existence), Section 5.2 (Authorization), Section 5.3 (Binding Agreement), Section 5.21 (Brokers or Finders), Section 6.1 (Organization), Section 6.2 (Authorization; Validity of Agreement; Necessary Action) and Section 6.5 (Brokers or Finders) (collectively, the "Fundamental Representations") shall survive indefinitely; provided, however, that claims for indemnification pursuant to Section 11.2(a) or Section 11.3(a), as applicable, first asserted in writing with specificity within such period shall not be extinguished after such period.  Notwithstanding anything to the contrary in this Agreement, all covenants and agreements of the Parties that by their terms contemplate actions following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms.  All other covenants and agreements of the Parties shall not survive this Closing and shall thereupon terminate, except that claims for indemnification in respect of any breach thereof shall survive for a period of 12 months after the Closing Date; provided, however, that claims for indemnification pursuant to Section 11.2(a) or Section 11.3(a), as applicable, first asserted in writing with specificity within such period shall not be extinguished after such period.

Section 11.2      Indemnification by the Seller.

(a)         In the event the Closing occurs, the Seller shall defend, indemnify and hold the Purchasing Parties, any Affiliate of the Purchasing Parties or their respective current or future Representatives, controlling persons, successors and permitted assigns (collectively, "Purchaser Indemnitees") harmless from and against and in respect of any and all actual losses, liabilities, damages, claims, suits, proceedings, judgments, settlements and expenses, including reasonable attorneys' fees, incurred by any such Purchaser Indemnitee (hereinafter "Purchaser Losses") (other than Purchaser Losses for Taxes for which indemnification is provided pursuant to Section 11.5) arising out of or in connection with (i) any breach by the Seller of any of the representations and warranties contained in Article V, (ii) any breach by the Seller of any of its covenants or agreements in this Agreement, (iii) the Excluded Assets, (iv) the Excluded Liabilities and (v) the matters set forth on Schedule 11.2.

(b)         The foregoing obligation to indemnify the Purchaser Indemnitees set forth in Section 11.2(a) shall be subject to each of the following limitations:

(i)      no indemnification for Purchaser Losses asserted against the Seller under Section 11.2(a)(i) shall be required unless and until the cumulative amount of such Purchaser Losses equals or exceeds $2,000,000 (the "Deductible"), at which time the Purchaser Indemnitees shall be entitled to recover all Purchaser Losses, as finally determined, in excess of $1,000,000, and in no event shall Purchaser Losses include special, indirect, incidental, consequential, or punitive damages, diminution in value, lost profits or lost business opportunity, except in respect of third party claims;

(ii)      the Seller's aggregate liability to Purchaser Indemnitees under Section 11.2(a)(i) for Purchaser Losses shall not exceed 15% of the Cash Purchase Price in the aggregate (the "Cap");

(iii)     there shall be no indemnification for the Purchaser Losses as a result of liabilities disclosed in the Closing Working Capital Schedule; and

(iv)     no claim for misrepresentation or breach of warranty or a failure to comply with any covenant shall be made by the Purchasing Parties under this Section 11.2 if such fact or event was disclosed by the Seller on a schedule or certificate delivered to the Purchasing Parties at or prior to the date of this Agreement.

Notwithstanding the foregoing, the limitations set forth in Section 11.2(b)(i) and Section 11.2(b)(ii) shall not apply to breaches of any Fundamental Representation made by the Seller or any representation or warranty contained in Section 5.12, Section 5.13 or Section 5.16.  The Purchaser Indemnitees shall be entitled to indemnification for breaches of the Seller's representations, warranties, covenants or agreements notwithstanding whether any Representative of any such Purchaser Indemnitee knew or had reason to know of such breach and regardless of any investigation by such Purchaser Indemnitee or its Representatives.

(c)         If the Closing occurs, the indemnity provided in this Section 11.2 shall be the sole and exclusive remedy of the Purchasing Parties and the Purchaser Indemnitees against the Seller at law or in equity for any matter covered by Section 11.2(a), provided the Purchasing Parties shall be entitled to specific performance under Section 12.13 for any breach by the Seller following the Closing of any of its covenants or agreements in this Agreement.

Section 11.3      Indemnification by the Purchasing Parties.

(a)         In the event the Closing occurs, the Purchasing Parties shall defend, indemnify and hold the Seller, any Affiliate of the Seller or their respective current or future Representatives, controlling persons, successors and permitted assigns (collectively, the "Seller Indemnitees") harmless from and against and in respect of any and all actual losses, liabilities, damages, claims, suits, proceedings, judgments, settlements and expenses, including reasonable attorneys' fees, incurred by any such Seller Indemnitee (hereinafter the "Seller Losses" and together with the Purchaser Losses, "Losses") arising out of or in connection with (i) any breach by either Purchasing Party of any of the representations and warranties contained in Article VI as of the Closing Date (except to the extent they refer to an earlier date, then as of that earlier date), (ii) any breach by either Purchasing Party of any of its covenants or agreements in this Agreement, (iii) the ownership, operation or use of the Business or the Assets as of and after the Closing, and (iv) the Assumed Liabilities.

(b)         The foregoing obligation to indemnify the Seller Indemnities set forth in Section 11.3(a) shall be subject to each of the following limitations:

(i)      no indemnification for Seller Losses asserted against the Purchasing Parties under Section 11.3(a)(i) shall be required unless and until the cumulative amount of such Seller Losses equals or exceeds the Deductible, at which time the Seller Indemnitees shall be entitled to recover all Seller Losses, as finally determined, in excess of $1,000,000, and in no event shall Seller Losses include special, indirect, incidental, consequential, or punitive damages, diminution in value, lost profits or lost business opportunity, except in respect of third party claims; and

(ii)      the Purchasing Parties' aggregate liability to Seller Indemnitees under Section 11.3(a)(i) for Seller Losses shall not exceed the amount of the Cap.

Notwithstanding the foregoing, the limitations set forth in Section 11.3(b)(i) and Section 11.3(b)(ii) shall not apply to breaches of any Fundamental Representation made by the Purchasing Parties.  The Seller Indemnitees shall be entitled to indemnification for breaches of the Purchasing Parties' representations, warranties, covenants or agreements notwithstanding whether any Representative of any such Seller Indemnitee knew or had reason to know of such breach and regardless of any investigation by such Seller Indemnitee or its Representatives.

(c)         If the Closing occurs, the indemnity provided in this Section 11.3 shall be the sole and exclusive remedy of the Seller and the Seller Indemnitees against the Purchasing Parties at law or in equity for any matter covered by Section 11.3(a) , provided the Seller shall be entitled to specific performance under Section 12.13 for any breach by the Purchasing Parties following the Closing of any of their respective covenants or agreements in this Agreement.

Section 11.4      Indemnification Procedure.

(a)         All claims for indemnification by a Purchaser Indemnitee or a Seller Indemnitee (an "Indemnified Party") (except for claims for tax indemnification, which are addressed in Section 11.5(e)) shall be asserted and resolved as set forth in this Section 11.4.  As soon as is reasonably practicable after an Indemnified Party or any of its respective Affiliates, Representatives, successors and permitted assigns, as the case may be, becomes aware of any claim for which it is entitled to recover Losses under this Article XI, such Indemnified Party shall notify the other party (the "Indemnifying Party") in writing (the "Claim Notice"), which shall describe the claim in reasonable detail and shall specify, in reasonable detail, the facts underlying the nature of the claim, the basis for indemnification and the estimated amount of Losses under such claim.  The failure of any Indemnified Party to promptly give any Indemnifying Party such Claim Notice shall not preclude such Indemnified Party from obtaining indemnification under this Article XI, except to the extent that such Indemnified Party's failure has materially prejudiced the Indemnifying Party's rights or materially increased its Liabilities hereunder.

(b)         In the event that any claim or demand for which an Indemnifying Party may be liable to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall promptly, but in no event more than 10 days following such Indemnified Party's receipt of such claim or demand, provide the Indemnifying Party with a Claim Notice.

(c)         The Indemnifying Party shall have 30 days from the personal delivery or receipt of the Claim Notice (the "Notice Period") to notify the Indemnified Party: (i) whether or not the Indemnifying Party disputes its liability to the Indemnified Party with respect to such claim or demand; and (ii) in the case of a third party claim, whether or not it will defend the Indemnified Party against such claim or demand.  If the Indemnifying Party declines to defend the claim or demand, then the reasonable costs and expenses incurred by the Indemnified Party in defending such claim or demand shall be a liability of, and shall be paid by, the Indemnifying Party if the Indemnifying Party does not dispute its liability or if the Indemnifying Party does dispute its liability and the resolution of such dispute is against the Indemnifying Party.  In the event that the Indemnifying Party elects to defend the Indemnified Party, it shall notify the Indemnified Party within the Notice Period that it will defend and accepts its obligation to indemnify the Indemnified Party against such claim or demand pursuant to this Agreement.  The Indemnifying Party shall defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense.  If any Indemnified Party desires to participate in any such defense, it may do so at its sole cost and expense, provided, however, that if, in the view of counsel selected by the Indemnifying Party to defend the third party claim, an ethical or financial conflict of interest exists between the Indemnifying Party and the Indemnified Party, the reasonable costs and expenses of one counsel to the Indemnified Party will be paid by the Indemnifying Party.  If the Indemnifying Party assumes the defense, the Indemnified Party shall not settle a claim or demand for which it is indemnified by the Indemnifying Party without the written consent of the Indemnifying Party.  The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed, settle, compromise or offer to settle or compromise any such claim or demand on a basis that would result in the imposition of an Order that would restrict the future activity or conduct of the Indemnified Party, but if such consent is unreasonably withheld, conditioned or delayed the Indemnified Party shall be liable to the Indemnifying Party for all additional liability or cost incurred by the Indemnifying Party as a result thereof.  The Indemnified Party will diligently and fully cooperate with the Indemnifying Party, its counsel, experts and other relevant persons in the defense of any claim or demand including providing access, during normal business hours, to relevant facilities and to business records and other documents, and shall permit them to consult with the employees and counsel and other relevant persons of the Indemnified Party.  The Indemnifying Party shall use its reasonable efforts to defend all such claims.

Section 11.5      Tax Matters.

(a)         The Purchasing Parties shall have the sole right to control, defend, settle, compromise or contest any Tax Contest relating to a Tax Return of the Purchasing Parties; provided, however, that if the Seller would be required to indemnify the Purchasing Parties for any Taxes, losses, claims or expenses arising from a Tax Contest, and such Tax Contest relates to a Tax Return of the Purchasing Parties, the Purchasing Parties shall (i) keep the Seller fully and timely informed and apprised with respect to the commencement, status and nature of such Tax Contest, (ii) provide the Seller with copies of, and the reasonable opportunity to comment on, any submissions to any taxing authority relating to such Tax Contest (and, if applicable, to attend, with the Purchasing Parties, any meetings or conferences with such taxing authority), and (iii) not settle any Tax Contest that would result in the Seller being required to indemnify the Purchasing Parties for any Taxes, losses, claims or expenses without the consent of the Seller, which consent shall not be unreasonably withheld or delayed.

(b)         The Seller shall be responsible and liable for the timely payment of, and shall indemnify the Purchaser Indemnitees for, any and all Taxes relating to the Business or the Assets for all Pre-Closing Periods (other than those Taxes included as Current Liabilities in the Closing Working Capital).  The Purchasing Parties shall be responsible and liable for the timely payment of, and shall indemnify the Seller Indemnitees for, any and all Taxes relating to the Business or the Assets for all taxable periods (or portions thereof) beginning after the Closing Date.

(c)         All Taxes and Tax liabilities relating to the Business or the Assets that relate to a Straddle Period shall be apportioned between the Pre-Closing Period and Post-Closing Period as follows: (i) in the case of Taxes other than income, sales and use and withholding Taxes, on a per diem basis, and (ii) in the case of income, sales and use and withholding Taxes, as determined from the books and records of the Seller and its Affiliates relating to the Business or the Assets as though the taxable year of the Seller or any relevant Affiliate terminated at the close of business on the Closing Date.

(d)         The Seller shall terminate or cause to be terminated, on the Closing Date, any and all of the tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings in effect, written or unwritten, that (i) relate to the Business or the Assets and (ii) could give rise to any obligation or liability for the Purchasing Parties or their Affiliates and the successors to the foregoing (and their respective stockholders, officers, directors, employees and agents) for any Taxes imposed by any government or taxing authority, regardless of the period in which such Taxes are imposed, and there shall be no continuing obligation to make any payments under any such agreements, arrangements or undertakings.

(e)         Notwithstanding any provision to the contrary contained in this Agreement, the Seller shall indemnify, defend and hold harmless the Purchaser Indemnities (on an after-Tax basis) against (i) all Taxes, losses, claims and expenses resulting from, arising out of, or incurred with respect to, any claims that may be asserted by any party based upon, attributable to, or resulting from the breach of any representation, warranty or covenant contained in Section 2.4(f), Section 5.16 or Section 7.7; and (ii) all Taxes relating to the Business or Assets, for which any Purchaser Indemnitee may otherwise be liable, for all Pre-Closing Periods, to the extent such Taxes are not Current Liabilities in the Closing Working Capital.

(f)         All amounts paid by the Seller to the Purchasing Parties or the Purchasing Parties to the Seller pursuant to Section 11.5(b) and Section 11.5(e) shall, to the extent permitted by applicable Law, be treated as adjustments to the Purchase Price for all Tax purposes.

Section 11.6      No Limitations for Acts of Fraud.  Notwithstanding anything in this Agreement, including Section 11.2 or Section 11.3, to the contrary, in the event either the Seller, on the one hand, or the Purchasing Parties, on the other hand, perpetrates an act of fraud on the other Party, the Party that suffers or incurs Losses by reason thereof shall be entitled to seek recovery therefor against the Party who perpetrated such act without regard to any limitation set forth in this Agreement.

Section 11.7      No Set-off.  Neither the Seller, on the one hand, nor the Purchasing Parties, on the other hand, shall have any right to set-off any payments under this Article XI against any payments to be made by such Party pursuant to this Agreement or the Ancillary Agreements; provided, however, that the Seller or either of the Purchasing Parties, as the case may be, may, at its option (at any time and from time to time), but only after determination by a final non-appealable judgment that amounts are owed to the Seller or either of the Purchasing Parties, as the case may be, under this Article XI, reduce any amount owed by the Seller or either of the Purchasing Parties, as the case may be, under this Article XI by all or part of any amount owed to the Seller or either of the Purchasing Parties, as the case may be, pursuant to this Agreement or the Ancillary Agreements; provided, further, however, that no reduction or set-off shall be permitted with respect to the Cash Purchase Price, including any adjustments thereto pursuant to Section 3.4.

ARTICLE XII

MISCELLANEOUS

Section 12.1      Fees and Expenses.  Except as otherwise provided in this Agreement, the Seller, on the one hand, and the Purchasing Parties, on the other hand, shall each pay their respective expenses (including legal, investment banking, finder's, broker's and accounting fees) incurred in connection with the origination, negotiation and execution of this Agreement, except that the Purchasing Parties shall pay, whether or not the Transactions are consummated, all filing fees incurred in connection with any filing with antitrust authorities pursuant to the HSR Act and the corresponding Laws of other jurisdictions.

Section 12.2      Amendment and Modification.  This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the Parties.  No waiver by either Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving.  The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

Section 12.3      Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given when mailed, delivered personally, telecopied (which is confirmed) or sent by an overnight courier service to the Parties at the following addresses (or at such other address for a Party as shall be specified by such Party by like notice):

if to Klee, to:

Klee Pharmaceuticals, Inc.
c/o Sigma-Tau Pharmaceuticals, Inc.
9841 Washingtonian Blvd., Suite 500
Gaithersburg, MD  20878
Attn:         Gregg A. LaPointe
Phone:      (301) 948-1041
Fax:          (301) 948-1862

with a copy (that shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
666 Fifth Avenue
New York, NY  10103
Attn:         Peter R. Sternberg
    R. King Milling, Jr.
Phone:      (212) 506-5075
Fax:          (212) 506-5151

if to Defiante, to:

Defiante Farmacêutica, S.A.
Rua da Alfândega, nº 78, 3º
9000-059 Funchal
Portugal
Attn:         Paulo Viegas
Phone:      +351-291-214-090
Fax:          +351-291-214-095

with a copy (that shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
666 Fifth Avenue
New York, NY  10103
Attn:         Peter R. Sternberg
     R. King Milling, Jr.
Phone:      (212) 506-5075
Fax:          (212) 506-5151

if to Sigma-Tau, to:

Sigma-Tau Finanziaria S.p.A.
Via Sud Africa, 20
00144 Rome
Italy
Attn:         Ugo Di Francesco, Vice President and CEO
Phone:      +39 06 542771
Fax:          +39 06 54220453

with a copy (that shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
666 Fifth Avenue
New York, NY  10103
Attn:         Peter R. Sternberg
    R. King Milling, Jr.
Phone:      (212) 506-5075
Fax:          (212) 506-5151

if to the Seller, to:

Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, NJ  08807
Attn:         Legal Department
Phone:      (908) 541-8671
Fax:          (908) 541-8838

with a copy (that shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY  10036
Attn:         Richard J. Grossman and Daniel E. Stoller
Phone:      (212) 735-3000
Fax:          (212) 735-2000

Section 12.4      Counterparts.  This Agreement may be executed in any number of counterparts (including by facsimile and .pdf file), each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.  The parties to this Agreement need not execute the same counterpart.

Section 12.5      Entire Agreement; No Third Party Beneficiaries.  This Agreement, the Schedules and Exhibits, the Confidentiality Agreement and the Ancillary Agreements set forth the entire understanding of the Parties, and no modifications or amendments to this Agreement shall be binding on the Parties unless in writing and signed by the Party or Parties to be bound by such modification or amendment.  Nothing herein, expressed or implied, shall create or establish any third party beneficiary hereto nor confer upon any person not a party to this Agreement any rights or remedies under or by reason of this Agreement, except for those third party beneficiaries set forth in Section 11.2(a) and Section 11.3(a).

Section 12.6      Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 12.7      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

Section 12.8      Enforcement; Venue.  Each of the Parties irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of Delaware located in Wilmington, Delaware, or if such court does not have jurisdiction, the Court of Chancery of the State of Delaware, County of New Castle, for the purposes of any suit, action or other proceeding arising out of this Agreement, the Ancillary Agreements or any transaction contemplated hereby or thereby.  Each of the Parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such party's respective address set forth in Section 12.3 shall be effective service of process for any action, suit or proceeding with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, the Ancillary Agreements or the Transactions in (a) the United States District Court for the District of Delaware or (b) the Court of Chancery of the State of Delaware, County of New Castle, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 12.9      Extension; Waiver.  At any time prior to the Closing Date, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other Parties with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 12.10    Schedules and Exhibits.  All Exhibits and Schedules hereto are hereby incorporated by reference and made a part of this Agreement.  Any fact or item which is disclosed on any Schedule to this Agreement in such a way as to make its relevance to a representation or warranty made elsewhere in this Agreement or to information called for by another Schedule to this Agreement reasonably apparent on its face shall be deemed to be an exception to such representation or warranty, or to be disclosed on such other Schedule, as the case may be, notwithstanding the omission of a reference or cross reference thereto.  Any fact or item disclosed on any Schedule hereto shall not by reason only of such inclusion be deemed to be material and shall not be employed as a point of reference in determining any standard of materiality under this Agreement.

Section 12.11    Delivery.  For purposes of this Agreement, references to the term "delivered by the Seller," "delivered to the Purchasing Parties" or "furnished or made available to the Purchasing Parties" or similar expressions shall mean that the Seller has: (a) posted such materials to the Data Room and has given the Purchasing Parties and their Representatives access to the materials so posted, (b) set forth such materials in the Schedules; or (c) has otherwise made such materials available in writing to the Purchasing Parties not less than 24 hours prior to the execution and delivery of this Agreement.

Section 12.12    Assignment.  This Agreement shall inure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.  This Agreement shall not be assigned by either Party without the express prior written consent of the other Party, and any attempted assignment, without such consents, shall be null and void; provided, however, that, notwithstanding the foregoing, either Purchasing Party may assign its rights and obligations under this Agreement to an Affiliate or to a purchaser of all or substantially all of its assets or of greater than 50% of its equity without the prior consent of the Seller.

Section 12.13    Specific Performance.  The Parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof in addition to any other remedy at law or in equity available to any Party under this Agreement, including monetary damages.  Each Party shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of, to specifically enforce the terms and provisions of, or to enforce compliance with, the covenants and obligations of the other Parties contained in this Agreement.

Section 12.14    No Strict Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by all Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 12.15    WAIVER OF JURY TRIAL.  THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE

ACTIONS OF THE PURCHASING PARTIES OR THE SELLER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

Section 12.16    Headings.  The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 12.17    Guarantee by Sigma-Tau.

(a)         Sigma-Tau represents and warrants to the Seller as follows:

(i)      It is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has all requisite corporate power to own, lease and operate its properties and to carry on its business as is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, be material nor would have a material impact on the ability of Sigma-Tau timely to perform its obligations contemplated hereby.

(ii)      It has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations under Section 7.8(a) and this Section 12.17.  The execution and delivery of this Agreement by Sigma-Tau and the performance by it of its obligations hereunder have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Sigma-Tau are necessary to authorize the execution and delivery of this Agreement or the performance by it of its obligations.  This Agreement has been duly executed and delivered by Sigma-Tau and, assuming due and valid authorization, execution and delivery hereof and thereof by the Purchasing Parties and the Seller, this Agreement is a valid and binding obligation of Sigma-Tau, enforceable against it in accordance with its terms except (A) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors' rights generally and (B) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

(b)         Sigma-Tau unconditionally guarantees timely and complete performance by Defiante of all of its duties and obligations contained in Section 3.3(a), Section 3.3(b)(i), Section 3.3(b)(ii), Section 3.3(c), Section 3.3(d) and Section 10.3, and the due and punctual payment by Defiante of any amount that may become due and payable by it under such Sections, if and when, and limited to the extent that, Defiante defaults under such obligations.  The Seller shall provide to Sigma-Tau (i) notice of the extent to which Defiante has defaulted under such obligations and (ii) a demand for payment by Sigma-Tau of the amount of such obligations, less the amount in respect thereof that Defiante has paid to the Seller through and including the date of such demand.  Sigma-Tau shall, within 30 days of receipt of demand for payment from the Seller, pay such remaining amount by wire transfer of immediately available funds to an account or accounts designated by the Seller.  Sigma-Tau reserves the right to assert defenses that Defiante may have to payment or performance of any obligations guaranteed hereunder.  The foregoing guarantee is a continuing guarantee and shall remain in full force and effect for so long as any such payments may become due and payable.  Sigma-Tau waives any right to require that any resort be had by the Seller or any Seller Indemnitees to the assets or properties of the Purchasing Parties.  The liability of Sigma-Tau shall not be limited, diminished or affected by (i) any failure by the Seller or any Seller Indemnitees to file or enforce any claim against the Purchasing Parties or others (in administration, bankruptcy or otherwise), or (ii) any other circumstance which might otherwise constitute a legal or equitable discharge of a guarantor.  Sigma-Tau hereby waives diligence, presentment, demand of performance, protest, notice and demands (other than as provided in this Section 12.17) in connection with the performance of its obligations for payment under this Section 12.17.  The guarantee contemplated by this Section 12.17 shall apply regardless of any amendments, variations, alterations, waivers or extensions to this Agreement whether or not Sigma-Tau received notice of the same, and Sigma-Tau hereby waives all need for notice of the same.  In addition, to the extent that either of the Purchasing Parties are required to use its commercially reasonable efforts, pursuant to Section 7.8(b), to arrange and obtain alternative financing from lenders other than the Lender and any such other lender requires a guarantee by Sigma-Tau of either of the Purchasing Parties' obligations in connection with such alternative financing, Sigma-Tau shall provide such a guarantee on customary terms and conditions.

(c)         Sigma-Tau irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of Delaware located in Wilmington, Delaware, or if such court does not have jurisdiction, the Court of Chancery of the State of Delaware, County of New Castle, for the purposes of any suit, action or other proceeding arising out of this Agreement and applicable to Sigma-Tau.  Sigma-Tau further agrees that service of any process, summons, notice or document by U.S. registered mail to its address set forth in Section 12.3 shall be effective service of process for any action, suit or proceeding with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  Sigma-Tau irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in (i) the United States District Court for the District of Delaware or (ii) the Court of Chancery of the State of Delaware, County of New Castle, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 12.18    Actions by Klee.  Notwithstanding anything to the contrary in this Agreement and prior to or at the Closing, whenever this Agreement requires Klee to take any action, that requirement shall be deemed to include an undertaking on the part Defiante to cause Klee to take that action, and Defiante shall be liable for the non-performance of any obligation by Klee.

[Execution page follows.]

IN WITNESS WHEREOF, the undersigned have executed this Agreement or caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

KLEE PHARMACEUTICALS, INC.

By:	/s/ Gregg A. Lapointe
	Name:	Greg A. Lapointe
	Title:	Chief Executive Officer

DEFIANTE FARMACÊUTICA, S.A.

By:	/s/ Paulo Vegas
	Name:	Paulo Vegas
	Title:	CEO

ENZON PHARMACEUTICALS, INC.

By:	/s/ Jeffrey H. Buchalter
	Name:	Jeffrey H. Buchalter
	Title:	President and Chief Executive Officer

Acknowledge and agreed solely for the purposes of Section 6.4, Section 7.8(a), Section 7.8(e) and Section 12.17

SIGMA-TAU FINANZIARIA S.P.A.

By:	/s/ Ugo Di Francesco
	Name:	Ugo Di Francesco
	Title:	Vice President and CEO

[Signature Page to Asset Purchase Agreement]